FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2010

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (f)	2011 Ontario Budget: Budget Papers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

March 29, 2011	PROVINCE OF ONTARIO (Name of registrant)
By: __ /s/ Irene Stich Name: Irene Stich Title: Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

EXHIBIT INDEX

Exhibit (f):                                2011 Ontario Budget: Budget Papers

EXHIBIT (f)

For general inquiries regarding the 2011 Ontario Budget: Budget Papers, please call:

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Ce document est disponible en français sous le title :
Budget de l'Ontario 2011 - Documents budgétaires

TURNING the CORNER

TO A BETTER TOMORROW

2011 Ontario Budget: Budget Papers

Table of Contents

Foreword

Chapter I: Ontario’s Plan for Jobs and Growth
Section A: A Better Tomorrow
Highlights
Introduction
Jobs
Infrastructure Investments
Building Ontario’s Clean Energy Future
Water Strategy
Financial Services Regulatory Reforms
Key Ontario Sectors
Building Knowledge and Skills
Postsecondary Education and Training
A Smarter Ontario: Excellence in Education
Health
Protecting the Public Health Care Sector
Helping Ontario Families

Section B: Managing Responsibly
Highlights
Introduction
Delivering Better Value for Money
Recently Announced Measures
New Measures
$1.5 Billion in Additional Savings Planned Over Three Years
ServiceOntario — Putting Ontario’s Families and Businesses First Agency Efficiencies
Executive Office Reduction
Further Reducing the Size of the Ontario Public Service
Toronto West Courthouse
Reforming Public Service Delivery

Section C: The Record
A Smarter Ontario: Excellence in Education
Postsecondary Education and Training
Health
Better Access to Primary Care
Shorter Wait Times
Promoting Health and Preventing Illness
Managing Health Care Costs
Helping Ontario Families
Poverty Reduction Strategy
Ontario Child Benefit
Protecting Workers
Affordable Housing
Social Assistance
Support for Children and Youth with Special Needs
Child Welfare
Safe and Secure Ontario
Improving Access to Justice
Infrastructure Investments
Supporting Municipalities
Business Support Programs for Investment and Jobs
Entertainment and Creative Industries
Innovation

Chapter II: Ontario’s Economic Outlook and Fiscal Plan
Highlights

Section A: Overview

Section B: 2010–11 Interim Fiscal Performance
In-Year Revenue Performance
Revenue Changes
In-Year Expense Performance
Expense Changes

Section C: Ontario’s Economic Outlook
Overview
Continued Economic Recovery in Ontario
The Global Economic Environment
Risks to the Ontario Economic Outlook
Outlook for Continued Ontario Economic Growth
Details of the Ontario Economic Outlook
Private-Sector Forecasts
Comparison to the 2010 Ontario Budget

Section D: Ontario’s Revenue Outlook
Risks to the Revenue Outlook

Section E: Ontario’s Fiscal Plan
Medium-Term Fiscal Outlook
Key Changes Since the 2010 Budget
Medium-Term Expense Outlook
Risks to Expense Outlook
Contingent Liabilities
Plan to Eliminate the Deficit
Fiscal Prudence

Section F: Ontario Needs a Strong Federal Partner
Overview
To Meet the Needs of Ontario’s Workforce
To Lay the Groundwork for Future Prosperity
To Help Families and Support Communities
To Improve Government Efficiency

Section G: Accountability, Transparency and Financial Management
Introduction
Strengthening Accountability of Organizations
Enhancing Accountability in the Broader Public Sector
Improving Accountability for Travel-Related Expenses
Transparency in Reporting on the Use of Public Money
Developments in Public-Sector Accounting Standards
Consistency in Accounting Standards for the Public Sector
Pre-Election Report on Ontario’s Finances
Improving Reporting on Capital Assets
Efficient Use of Public Money
Financial Management of Stimulus Programs
Effective Management of Debt
Other Requirements

Section H: Details of Ontario Finances
Fiscal Tables and Charts
Support from Gaming for Health Care, The Ontario Trillium Foundation and Communities

Chapter III: Tax and Pension Systems for Ontario’s Future
Highlights

Section A: Ontario’s Tax Plan for Jobs and Growth
How the Tax Plan Helps People
Ontario Trillium Benefit
Passing on Business Savings to Consumers
Tax Plan Savings to Households
Competitive Business Taxes
Reducing Corporate Income Tax Rates
Other Tax Measures for Business
Marginal Effective Tax Rates
Tax Support for Innovation
Taxation of Corporate Groups
Improved Administration of the Tax System
Estate Administration Tax
Set-Off and Garnishment
Tax Collection Agreement
More Efficient Tax Collection
Technical Measures and Amendments
Non-Tax Measures
Other Measures and Technical Amendments

Section B: Securing Our Retirement Future: Reform of the Pension and Retirement Income Systems
Overview
Continuing Pension Reform
Balanced, Modern Pension Legislation
Expert Commission Recommendations
Implementing Other Pension Reforms
Protecting Ontario Pensioners and Workers
Pension Benefits Guarantee Fund (PBGF)
Nortel Pension Plans
AbitibiBowater Pension Plans
Strengthening Canada’s Retirement Income System
Canada Pension Plan Enhancement
Pension Innovation
Conclusion

Chapter IV: Borrowing and Debt Management
Highlights
Long-Term Public Borrowing
Debt
Total Debt Composition
Debt-to-GDP Ratios
Cost of Debt
Risk Exposure
Consolidated Financial Tables

List of Tables

Chapter I: Ontario’s Plan for Jobs and Growth
TABLE 1. Selected Short-Term Infrastructure Stimulus Projects
TABLE 2. Highlights of Ontario’s Expenditure Management Achievements
TABLE 3. Ontario’s Savings Strategies, 2011–12 to 2013–14
TABLE 4. 2011 Ontario Benefits Payment Schedule
TABLE 5. Contrasting Records on Support to Municipalities

Chapter II: Ontario’s Economic Outlook and Fiscal Plan
TABLE 1. 2011 Budget — Numbers at a Glance
TABLE 2. 2010–11 In-Year Fiscal Performance
TABLE 3. Summary of Revenue Changes Since 2010 Budget
TABLE 4. Summary of Expense Changes Since 2010 Budget
TABLE 5. Ontario Economic Outlook
TABLE 6. External Variables
TABLE 7. Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth
TABLE 8. The Ontario Economy, 2009 to 2014
TABLE 9. Private-Sector Forecasts for Ontario Real GDP Growth
TABLE 10. Changes in Key Economic Forecast Assumptions 2011 Budget Compared to 2010 Budget
TABLE 11. Summary of Medium-Term Outlook
TABLE 12. Personal Income Tax Revenue Outlook
TABLE 13. Sales Tax Revenue Outlook
TABLE 14. Corporations Tax Revenue Outlook
TABLE 15. Summary of Medium-Term Revenue Changes Since 2010 Budget
TABLE 16. Selected Economic and Revenue Risks and Sensitivities
TABLE 17. Medium-Term Fiscal Plan and Outlook
TABLE 18. Change in Medium-Term Fiscal Outlook Since the 2010 Budget
TABLE 19. Summary of Medium-Term Expense Outlook
TABLE 20. Selected Expense Risks and Sensitivities
TABLE 21. Ontario’s Recovery Plan
TABLE 22. Examples of the Impact of Expiry of Enhanced Federal Funding for Skills Training
TABLE 23. Medium-Term Fiscal Plan and Outlook
TABLE 24. Revenue
TABLE 25. Total Expense
TABLE 26. Other Expense
TABLE 27. 2011–12 Infrastructure Expenditures
TABLE 28. Ten-Year Review of Selected Financial and Economic Statistics
TABLE 29. Support for Health Care, Charities, and Problem Gambling and Related Programs
TABLE 30. Support for Agricultural Sector, Municipalities and Ontario First Nations

Chapter III: Tax and Pension Systems for Ontario’s Future
TABLE 1. Total Annual (Saving)/Cost to Households (Full-Year)
TABLE 2. Average Annual (Saving)/Cost by Household Income

Chapter IV: Borrowing and Debt Management
TABLE 1. 2010–11 Borrowing Program: Province and Ontario Electricity Financial Corporation
TABLE 2. Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation
TABLE 3. Net Debt and Accumulated Deficit: Interim 2011
TABLE 4. Medium-Term Outlook: Net Debt and Accumulated Deficit
TABLE 5. Debt Maturity Schedule: Interim 2011
TABLE 6. Derivative Portfolio Notional Value: Interim 2011

List of Charts

Chapter I: Ontario’s Plan for Jobs and Growth
CHART 1. Rebound in Job Creation
CHART 2. Ontario is in an Era of Infrastructure Renewal Unseen Since the 1960s
CHART 3. Strong Infrastructure Investment
CHART 4. Clean Energy Manufacturing Facilities
CHART 5. Auto Insurance Costs Held Below Inflation Since 2003
CHART 6. Per-Student Funding for Universities and Colleges, Ontario
CHART 7. Postsecondary Education Attainment Rate, 2008
CHART 8. Government Spending Per Capita, 2008–09
CHART 9. Grants for Student Needs Per-Pupil Funding, Excluding Capital
CHART 10. Primary Classes (JK–3) by Class Size
CHART 11. Graduation Rates in Ontario
CHART 12. More Ontarians With a Regular Family Physician Since 2003
CHART 13. Ongoing Support to Municipalities Is Increasing
CHART 14. Total Provincial Funding of Research and Development

Chapter II: Ontario’s Economic Outlook and Fiscal Plan
CHART 1. Ontario’s Fiscal Performance
CHART 2. Rebound in Job Creation
CHART 3. Ontario Real GDP
CHART 4. International Comparison of Employment Recoveries
CHART 5. Employment Growth Since May 2009
CHART 6. Ontario Unemployment Rate Declining
CHART 7. Exports Recovering Strongly
CHART 8. Recovery Supported by Strong Government Investment in 2010
CHART 9. U.S. Economic Recovery to Continue
CHART 10. U.S. Light Motor Vehicle Sales to Rise
CHART 11. Continued High Oil Prices Expected
CHART 12. Canadian Dollar to Remain Close to Parity
CHART 13. Interest Rates to Rise
CHART 14. Ontario Real GDP Growth
CHART 15. Ontario Real Exports to Rise
CHART 16. Ontario Exports Shifting to New Markets
CHART 17. Solid Rebound in Machinery and Equipment Investment
CHART 18. Half a Million Jobs Expected
CHART 19. Housing Starts to Strengthen
CHART 20. Ontario’s Plan to Eliminate the Deficit
CHART 21. Ontario’s Low EI Coverage Rate Persists in 2010
CHART 22. Composition of Revenue, 2011–12
CHART 23. Composition of Total Expense, 2011–12
CHART 24. Composition of Program Expense, 2011–12

Chapter III: Tax and Pension Systems for Ontario’s Future
CHART 1. CIT Rates in North America
CHART 2. Competing in a Global Economy
CHART 3. Cutting Ontario’s METR on New Business Investment in Half

Chapter IV: Borrowing and Debt Management
CHART 1. 2010–11 Ontario Borrowing — Domestic Market
CHART 2. 2010–11 Ontario International Borrowing
CHART 3. Total Debt Composition
CHART 4. Ontario Net Debt-to-GDP
CHART 5. Ontario Accumulated Deficit-to-GDP
CHART 6. Net Debt-to-GDP, Selected Countries and Ontario
CHART 7. Effective Interest Rate (Weighted Average) on Total Debt
CHART 8. Net Interest Rate Resetting Exposure
CHART 9. Foreign Exchange Exposure

FOREWORD

Ontario is turning the corner to a better tomorrow.

Jobs are coming back. The economy is improving.

The Open Ontario plan to make Ontario more competitive is working.

Now that the economy is improving, the government is renewing its focus on eliminating the deficit and reforming the delivery of public services.

The Record

A strong economy creates jobs and protects education and health care. Strong education and health care systems, in turn, strengthen the economy.

In its first five years, the McGuinty government worked with Ontarians to repair years of neglect and rebuild the province’s schools, colleges and universities, hospitals, roads and bridges. The government established a strong fiscal record, eliminating the $5.5 billion deficit it inherited and delivering three balanced budgets.

Then the global recession hit.

The McGuinty government chose to help lessen the impact of the recession on Ontarians, through short-term stimulus investments that created and preserved jobs and helped restore growth. During the global economic downturn, the government protected education, health care and other key public services.

To make Ontario’s economy more competitive for future generations, the government also modernized Ontario’s tax system; rebuilt the electricity system into one that is clean, modern and reliable; introduced full-day kindergarten; and increased the number of students in colleges and universities.

Ontario’s success depends on economic growth, job creation and strong education and health care systems. The 2011 Budget builds on the progress made in these areas over the past seven years. It also addresses the fiscal challenge facing Ontario.

Eliminating the Deficit and Reforming the Delivery of Public Services

As a result of the actions taken to lessen the global recession’s impact, Ontario, like other jurisdictions in Canada and around the world, has a deficit. To overcome this challenge, the government must renew its focus on deficit reduction. Eliminating the deficit while protecting education and health care will require long-term reform in the way government does business. Government must accelerate its efforts to enhance efficiency, improve systems, pursue innovation and get better value for money.

Other approaches, such as reducing the Harmonized Sales Tax (HST), would require deep cuts to education and health care, which would hurt Ontario families and the economy.

The government has laid out a realistic and responsible plan to eliminate the deficit. Through prudent fiscal management, the government has improved upon the deficit targets outlined in the 2010 Budget. As a result, the 2011 Budget is projecting deficits of $16.7 billion in 2010–11, $16.3 billion in 2011–12 and $15.2 billion in 2012–13. This represents an improvement of $4.7 billion over three years from the projections outlined in the 2010 Budget.

These results are in large part the outcome of the government’s continued efforts to reduce growth in program expense while protecting the public services that matter most to people.

While the government will continue to tackle the deficit with determination, it will not put vital public services at risk or resort to arbitrary, across-the-board cuts. It will accelerate its plan to enhance efficiency and improve productivity by streamlining programs and identifying new models of service delivery. It will explore new ways to export and create value from Ontario’s excellence in delivering those public services that are recognized as being among the best in the world.

A Better Tomorrow

The 2011 Budget builds on the gains Ontario has made in economic growth and job creation, which allow for strong schools and health care. A well-educated workforce and public health care also strengthen Ontario’s economy and attract investment and jobs.

Jobs and Growth

Ontario’s economy is turning the corner and jobs are coming back. Statistics Canada data confirm that the province has recovered 91 per cent of the jobs lost during the recession, compared to 14.5 per cent in the United States. Nearly 84 per cent of the Ontario jobs recovered are full-time jobs.

Ontario’s Tax Plan for Jobs and Growth, which includes tax cuts for people and reducing corporate income tax rates, is making Ontario businesses more competitive and is strengthening business investment. Investments by the private sector in building, machinery and equipment rose by 7.4 per cent in 2010. A more competitive business climate is creating more jobs and higher incomes for Ontarians.

Over the next several weeks, Ontario and private-sector partners will be announcing new investments of over $1.3 billion, including nearly $175 million from the Province, creating more than 2,100 jobs and retaining nearly 7,800 jobs.

Risk Management Programs

The government recognizes that volatility in commodity markets can make it difficult for farmers to manage business risks. Risk management programs can help mitigate these difficulties by providing stable support for managing costs. The 2011 Budget announces the extension of the current Risk Management Program for grain and oilseed farmers. The government will also implement a new Risk Management Program for the cattle, hog, sheep and veal sectors, as well as a Self-Directed Risk Management Program for the edible horticulture sector. The cost of these programs will be shared between the Ontario government and farmers.

These risk management programs represent an innovative approach to supporting Ontario’s farmers — one that would provide bankability, stability and predictability while responding to market trends over the long term.

A Well-Educated Workforce

Ontario’s economic success depends on a well-educated workforce that can compete in the global economy. Since 2003, the McGuinty government has made significant investments in colleges and universities. The 2011 Budget announces funding to support more than 60,000 additional students in colleges and universities by 2015–16.

Through its Open Ontario plan, the government will support raising the percentage of Ontarians who attain postsecondary education from 63 per cent to 70 per cent and ensure a college or university space is available for every qualified student.

Implementing Full-Day Kindergarten

Investing in skills and education, starting as early as kindergarten, helps students reach their full potential and enhances Ontario’s economic success. Full-day kindergarten is a key part of the government’s plan to help Ontario’s children get the best possible start and to help busy parents save time and money.

This school year, full-day kindergarten is available in nearly 600 schools for up to 35,000 Ontario children. In September 2011, it will be available in an additional 200 schools, benefiting up to 50,000 children. The program will be fully implemented in September 2014, benefiting about 247,000 children and their families.

Enhanced Breast Cancer Screening

Cancer outcomes in Ontario are among the best in the world. However, more can be done. Detecting and treating breast cancer at the earliest possible stage is critical. Breast cancer is the most frequently diagnosed type of cancer among Ontario women and is the second-leading cause of cancer deaths.

Currently, women under the age of 50 can only access mammography services with a referral from a physician or a nurse practitioner. An expanded screening program is needed so that younger women at high risk can also benefit from the high-quality assessment services and followups provided through the Ontario Breast Screening Program.

The 2011 Budget announces additional funding over the next three years to provide approximately 90,000 more breast cancer screening exams. This would expand the Ontario Breast Screening Program to reach women between the ages of 30 and 49 who are at high risk for breast cancer due to genetic factors, medical or family history, and to support additional exams for women aged 50 to 69 currently covered under the program. With this change, Ontario would be a leader in organized breast cancer screening programs.

Mental Health and Addictions Strategy

Mental health problems and addiction can affect people at many stages in their life. It is estimated that 20 per cent of Ontarians will experience a serious mental illness or have a substance abuse issue in their lifetime. When people struggle with mental health problems or addictions, their families and friends, co-workers and fellow students can also be affected.

Mental health problems often begin at a young age — about 70 per cent of mental health issues have their onset in childhood and adolescence, but people do not always receive the services they need. The system of supports must be more integrated and more responsive to the needs of children and youth. The government will invest in a comprehensive Mental Health and Addictions Strategy, starting with children and youth.

Expanded Pharmacy Services for Seniors and Social Assistance Recipients

Beginning in April 2011, the government will expand the pharmacy services and support available to Ontarians receiving drug coverage through the Ontario Drug Benefit Program — primarily seniors and social assistance recipients.

Building on the successful MedsCheck program, the government will fund and support pharmacies offering a range of services, including prescription followup consultations; medication assessment for patients with chronic diseases; and training in how to operate home diagnostic devices, such as glucose monitors and blood pressure monitoring kits.

Managing Responsibly

Opening Ontario to economic growth and jobs while protecting the progress Ontarians have made in their schools and health care requires a commitment to prudent fiscal management and balanced budgets. Although the economy is turning the corner, the government cannot rely on economic growth alone to eliminate the deficit.

The new investments outlined in this Budget are affordable because the government is setting priorities and getting better value for money across government.

The McGuinty government has a strong track record of fiscal prudence and discipline. In addition to eliminating the deficit it inherited and posting three balanced budgets, it has overachieved its budget targets in five of the last seven fiscal years.

The expenditure management measures introduced in the 2010 Budget produced immediate dividends, with 2010–11 total expense projected to be $3 billion lower than forecast a year ago. This is the second year in a row that total expense has come in under the budget projections.

This Budget builds on the government’s record of success in finding savings. Initiatives announced in this Budget and since December 2010 would help realize savings of nearly $1.5 billion across government over the next three fiscal years.

To protect education and health care, the government will also enhance quality, consistency and value for money by consolidating programs and examining new forms of service delivery. It will also explore new ways to export and create value from Ontario’s excellence in delivering those public services that are recognized as being among the best in the world.

The 2011 Budget identifies several new initiatives, including:

•	determining whether the current ServiceOntario delivery model delivers the best value and service to Ontarians;

•	instructing major agencies to deliver efficiencies of $200 million by 2013–14;

•	permanently reducing funding for executive offices of specific transfer payment recipients by 10 per cent over two years. This policy will also be put in place for major government agencies;

•
reducing the size of the Ontario Public Service (OPS) by an additional 1,500 positions, between April 2012 and March 2014. This is in addition to the five per cent reduction in the size of the OPS announced in the 2009 Budget;

•	closing underutilized prisons in Owen Sound, Walkerton and Sarnia, and the partial closure of Toronto West Detention Centre;

•	cancelling the construction of the Toronto West Courthouse, resulting in appropriation savings of $181 million over the next three years.

To provide advice on reforms that would help accelerate its plan to eliminate the deficit while protecting education and health care, the government will establish a Commission on Broader Public Sector Reform. Building on reforms already underway, and on the approach to enhanced public service delivery laid out in this Budget, the Commission will examine long-term, fundamental changes to the way government works. The Commission’s work will include exploring which areas of service delivery are core to the Ontario government’s mandate, which areas could be delivered more efficiently by another entity and how to get better value for taxpayers’ money in the delivery of public services.

The Commission will report to the Minister of Finance in time to inform the development of the 2012 Budget. The Commission will not make recommendations that would increase taxes or lead to the privatization of health care or education.

Conclusion

This Budget describes the choices Ontarians are making for a better tomorrow as the province’s economy turns the corner from the global recession. It also lays out the government’s realistic, achievable plan to manage spending in order to secure the province’s long-term financial sustainability and protect front-line services for Ontario families. The Budget builds on the government’s determination to protect education and health care and the belief that a strong economy that creates jobs is key to fulfilling that commitment.

CHAPTER I

Ontario’s Plan for Jobs and Growth

Section A:	A Better Tomorrow

Highlights

Protecting Jobs and Growth

☑	Ontario has recovered 91 per cent of the jobs lost during the recession.

☑
Over the next several weeks, Ontario and private-sector partners will be announcing new investments of over $1.3 billion, including nearly $175 million from the Province, creating more than 2,100 jobs and retaining nearly 7,800 jobs.

☑	Ontario’s Tax Plan for Jobs and Growth is making Ontario’s businesses more competitive.

☑
Infrastructure investments of $62 billion since 2003 have created and preserved more than 80,000 jobs on average per year, with more than 400 new schools built, construction completed or underway on more than 100 major hospital projects, and over 5,500 kilometres of highways expanded or rehabilitated.

☑
Public and private investments in clean, renewable energy and conservation have increased as a result of the Green Energy and Green Economy Act, 2009. More than 30 clean energy manufacturers have announced plans to set up or expand operations in Ontario since the act was proclaimed in 2009.

☑
The government is extending the current pilot Risk Management Program for grain and oilseed farmers and implementing a new Risk Management Program for the cattle, hog, sheep and veal sectors, as well as a Self-Directed Risk Management Program for the edible horticulture sector.

Protecting a Strong Education System

☑	Committing over $64 million in 2011–12, growing to $309 million in 2013–14, in additional operating grants to colleges and universities, supporting more than 60,000 additional spaces by 2015–16.

☑
Approximately 200 more schools will be offering full-day kindergarten in September 2011 and 900 more in September 2012, bringing the total number of schools offering the program to close to 1,700 and benefiting approximately 120,000 children in 2012.

☑	Full-day kindergarten will be available in all elementary schools in September 2014.

Protecting the Public Health Care Sector

☑	Providing approximately 90,000 more breast cancer screening exams.

☑	Investing in a comprehensive Mental Health and Addictions Strategy, starting with children and youth. By 2013–14, funding to support the strategy will grow to $93 million per year.

☑
Building on the success of the MedsCheck program, investing $100 million annually to enhance the pharmacy services and support to recipients of the Ontario Drug Benefit Program — primarily seniors and social assistance recipients.

Introduction

Ontario’s success depends on economic growth, job creation and strong education and health care systems. The 2011 Budget supports a strong economy and job creation, which protect strong schools and health care. A well-educated workforce and public health care also strengthen Ontario’s economy and attract investment and jobs.

Opening Ontario to economic growth and jobs while protecting the progress Ontarians have made in their schools and hospitals requires a commitment to prudent fiscal management and balanced budgets. The new investments outlined in this Budget are affordable because the Province is setting priorities and getting better value for money across government. For more information on the government’s initiatives to manage spending and reform the delivery of public services, see Section B of this chapter.

Jobs

The Plan:

Ontario’s economy is turning the corner and jobs are returning.

The Province, like many other jurisdictions around the world, took action to stimulate the economy and lessen the impact of the recession on families and businesses. In 2009–10 and 2010–11, the government invested $26 billion in infrastructure, including nearly 10,000 stimulus projects. Ontario and the federal government have announced an extension of the funding deadline to October 31, 2011 for qualifying short-term infrastructure stimulus projects to provide more time to complete projects.

TABLE 1.Selected Short-Term Infrastructure Stimulus Projects
Central
University of Ontario Institute of Technology — Automotive Centre of Excellence in Oshawa
Bathurst Street Resurfacing in Vaughan
East
Cumberland Branch Retrofit in Ottawa
New Community Centre in East Hawkesbury
North
Replacing the McGraw Falls Bridge in Thunder Bay
Upgrade of the Noëlville Arena in French River
Southwest
Transit Building Upgrades in London
Improvements to County Roads 23 and 27 in Essex

In addition to short- and long-term infrastructure investments, other measures have included:

•	new or expanded skills training and literacy initiatives;

•	increased funding for summer jobs for youth;

•	support for key Ontario sectors, including the auto sector;

•	investments through the Green Energy and Green Economy Act, 2009 to help create opportunities in the green economy; and

•	fundamental reforms to taxation through Ontario’s Tax Plan for Jobs and Growth.

The Results:

The province has recovered 91 per cent of total jobs lost between September 2008 and the recessionary low for employment in May 2009. Eighty-four per cent of full-time jobs lost over the same period have been recovered. In 2010, net employment growth was 108,000 jobs. Hours of work have increased and workers are benefiting from improved labour-market conditions.

Over the next several weeks, Ontario and private-sector partners will be announcing new investments of over $1.3 billion, including nearly $175 million from the Province, creating more than 2,100 jobs and retaining nearly 7,800 jobs.

Measures in Ontario’s Tax Plan for Jobs and Growth are also strengthening business investment and creating jobs. Investments by the private sector in building, machinery and equipment rose to $78.3 billion in 2010, a 7.4 per cent increase from 2009 levels.

Areas that were hit particularly hard by the recession are on the road to recovery. For example, according to the Conference Board of Canada, Windsor’s projected 3.9 per cent growth in gross domestic product (GDP) for 2011 is expected to be the fastest among 27 Canadian cities.

Although the recession technically ended in the second quarter of 2009, many Ontario families are still feeling its effects. The government is continuing to take concrete actions to help make Ontario businesses more competitive so they can create good jobs for Ontarians.

As the economies of Ontario’s major trading partners, such as the United States and the European Union, continue to improve, traditionally strong manufacturing industries will gain momentum. The government is also helping to support new, innovative industries, such as clean energy and water technologies, which are creating new jobs in Ontario.

In 2010, more than 1.8 million Ontarians worked in knowledge-based industries as defined by the Organisation for Economic Co-operation and Development (OECD), representing 28 per cent of total provincial employment. By comparison, employment in knowledge-based industries was 22 per cent in the rest of Canada and 25 per cent in the United States in the same year. Examples of important knowledge-based industries in Ontario include automotive manufacturing, digital media, aerospace, financial services and computer systems design.

Infrastructure Investments

Good public infrastructure, including schools, hospitals and roads, is a key foundation of a prosperous economy. Infrastructure investments can reduce business costs, lower travel times, improve public services and enhance Ontarians’ quality of life.

Before 2003, Ontario’s infrastructure had been neglected for almost 30 years. Underinvestment, aging infrastructure and growth pressures led to a substantial infrastructure deficit.

The Plan:

Public infrastructure investments create jobs and provide significant economic competitiveness benefits over the longer term. By the end of 2010–11, Ontario will have invested $62 billion in infrastructure since 2003. As part of the government’s two-year economic stimulus initiative, the Province invested $26 billion in 2009–10 and 2010–11. These investments have been timely and targeted, and have stimulated the province’s economy when it needed it the most.

Building on these substantial investments, over the next three years the Province plans to invest more than $35 billion, including $12.8 billion in 2011–12. These investments are expected to create and preserve over 300,000 jobs.

The Results:

The government’s infrastructure stimulus investments are helping to stimulate economic growth over the short and long terms. Completed projects have improved facilities across the province, from roads and bridges to arenas and libraries. Ontario and the federal government have announced an extension of the funding deadline to October 31, 2011 for qualifying short-term stimulus projects.

For more information on Ontario’s infrastructure investments, visit www.ontario.ca/infrastructure.

The Economic Impact of Public Infrastructure in Ontario

The Conference Board of Canada, March 2010

The Conference Board of Canada produced a report that assessed the economic impact of public infrastructure investment in Ontario.1

•Public infrastructure investment supported over 180,000 direct, indirect and induced full-year jobs in 2009, rising to nearly 225,000 jobs in 2010. (Induced jobs are generated by the spending from those directly and indirectly employed.)

•The extra boost to infrastructure spending, partly due to new stimulus measures to counter the global recession, helped lift Ontario real gross domestic product growth by 0.9 percentage points in 2009 and a further 0.4 percentage points in 2010.

•Additional spinoff benefits from investments in infrastructure that the Conference Board identified include improved health, improved educational attainment and reduced transit times.

•Investment in public infrastructure in Ontario supports business-sector productivity growth. Since 2000, programs such as Move Ontario and ReNew Ontario have lifted the contribution of public capital investment to productivity growth to 0.23 percentage points annually, up from 0.16 percentage points in the previous two decades.

1 Pedro Antunes, Kip Beckman and Jacqueline Johnson, “The Economic Impact of Public Infrastructure in Ontario,” The Conference Board of Canada, March 2010.

The Province has made large infrastructure investments in key sectors, including education, health, transportation and justice. To protect the progress Ontario has made, it is more important than ever to ensure all government programs and services are being delivered as efficiently and effectively as possible.

•
Improving Ontario’s Schools: Since September 2003, more than 400 new schools have been built, creating 230,000 new spaces for elementary and secondary students. This includes the Dr. David Suzuki Public School, which uses innovative and energy-efficient technologies. Construction is currently planned or in progress for over 120 new schools. In addition, more than 18,000 school renewal projects have been completed, or are underway, through the Good Places to Learn initiative.

Ontario is also investing in full-day kindergarten for four- and five-year-olds as part of the Province’s plan to build a well-educated workforce. To date, the Province has announced $420 million to help schools make room for full-day kindergarten. In September 2012, full-day kindergarten will be offered in close to 1,700 Ontario schools.

•
Modernizing Postsecondary Facilities: Through the Knowledge Infrastructure Program, the federal and Ontario governments are investing $1.5 billion towards 49 college and university stimulus projects. The projects include redevelopment of the Sault College campus, a new instructional centre and lab complex at the University of Toronto’s Mississauga campus, a new facility to house the School of Medicine at Queen’s University, and a new fire and emergency response training centre at Lambton College. These and other provincial stimulus investments will help create over 36,000 new postsecondary spaces.

•
Strengthening Health Care: Construction is complete or in progress for more than 100 major hospital projects, including 18 new hospitals. Completed projects include the North Bay Regional Health Centre, London Health Sciences Centre (Phase 1), Ottawa Regional Cancer Centre, Sunnybrook Health Sciences Centre, Peterborough Regional Health Centre and Sault Area Hospital. Health capital investments have also included funding to expand community services, improve cancer radiation equipment and add almost 9,000 new long-term care beds.

•
Improving and Expanding Transit Service: Since 2003, the government has provided $10.8 billion to support public transit, compared to a total of $2.6 billion over the previous seven years. This increase has supported growth in GO Transit ridership of approximately 25 per cent since 2003, and 100 million more municipal transit trips, representing about 83 million car trips not taken on Ontario roads.

•
Improving Ontario’s Highways: Ontario’s highway investments have expanded or rehabilitated over 5,500 kilometres of highways across the province since 2003, a distance roughly equivalent to driving from Ottawa to Whitehorse.

•
Better Justice Facilities: Since 2003, the government has completed the following significant justice projects: the Durham Consolidated Courthouse (Oshawa), Roy McMurtry Youth Centre (Brampton) and a major renovation of the Renfrew County Consolidated Courthouse (Pembroke). In addition, five more large community safety and courthouse projects are in progress.

•
Supporting Municipalities: Since 2003, the Province has provided municipalities with over $12 billion in infrastructure funding. These investments have helped municipalities to modernize and expand their transit systems, repair and upgrade roads and bridges, and revitalize community infrastructure. The Province:

•	is providing approximately $1.7 billion through infrastructure stimulus programs for roads and bridges, water and wastewater, and other infrastructure;

•	has invested approximately $1.1 billion to help municipalities across Ontario improve their water, wastewater and stormwater infrastructure; and

•
has committed more than $1.6 billion in provincial gas tax funding to municipalities since 2004. Under Ontario’s Gas Tax Program, two cents per litre of provincial gas tax revenues are shared with municipalities to expand and improve their public transit systems.

Building Ontario’s Clean Energy Future

The Green Energy and Green Economy Act, 2009 (GEA) is part of Ontario’s plan to become a leader in clean and sustainable technologies. The GEA is helping to boost both public and private investments in clean, renewable energy and conservation, securing long-term economic development and job creation in Ontario.

More than 30 clean energy manufacturers have announced plans to set up or expand operations in Ontario since the GEA was proclaimed in September 2009, creating new jobs in Ontario over the next two years. These plants will manufacture parts for the solar and wind industries, and be located in cities such as Toronto, Windsor, Burlington and Peterborough (see Chart 4).

The Plan:

Long-Term Energy Plan

The government’s 20-year Long-Term Energy Plan will help guide the Province as it continues to build a clean, modern and reliable electricity system. Ontario is one of the few jurisdictions in North America with a 20-year energy plan.

The Long-Term Energy Plan includes:

•	shutting down all coal-fired generation by 2014. The government has already shut down eight coal units and is fast-tracking the closure of two more coal units in 2011;

•	building the largest expansion in hydroelectric power in almost 40 years;

•
generating 13 per cent of Ontario’s energy needs from renewable forms of energy such as wind, solar and biogas by 2030 — currently about three per cent of Ontario’s energy needs come from these sources. Along with hydroelectric power, approximately 33 per cent of Ontario’s energy needs will come from clean, renewable sources by 2030, up from approximately 22 per cent in 2010.

•	securing clean and reliable nuclear power to provide half of Ontario’s power supply;

•	targeting 7,100 megawatts (MW) of conservation by 2030; and

•	moving forward with several priority transmission projects to enable new generation and ensure reliability.

The Long-Term Energy Plan is available online at www.ontario.ca/energy.

Through the 2010 Ontario Economic Outlook and Fiscal Review, the government introduced the Ontario Clean Energy Benefit (OCEB) to provide direct relief to Ontarians who are feeling the effects of rising costs and electricity prices. For residential, farm and small business consumers, the OCEB provides a benefit equal to 10 per cent of the total cost of electricity on their bills including tax. The OCEB came into effect on January 1, 2011.

The 10 per cent OCEB helps Ontario families through the transition to a cleaner electricity system. The OCEB will help residential, farm and small business consumers over the next five years as the grid is modernized and coal generation is eliminated. The Long-Term Energy Plan showed that, over the next 20 years, electricity prices are expected to increase by an average of about 3.5 per cent per year. In comparison, over the past 20 years, prices increased by an average of about 3.6 per cent per year.

Aboriginal Participation in the Clean Energy Sector

The Ontario government is committed to encouraging opportunity for Aboriginal participation in the energy sector. The $250 million Aboriginal Loan Guarantee Program announced in the 2009 Budget has so far received six applications for loan guarantee requests totalling close to $150 million. Conditional offers for loan guarantees have been issued for Moose Cree First Nation’s investment in the Lower Mattagami Project and M’Chigeeng First Nation’s investment in the Mother Earth Renewable Energy Project.

The Lower Mattagami Project is Ontario’s largest northern hydroelectric-generating construction project in 40 years and will increase Ontario’s supply of clean, renewable power by about 440 MW.

The Mother Earth Renewable Energy Project is a four-megawatt M’Chigeeng First Nation community-owned wind farm on M’Chigeeng First Nation’s land on Manitoulin Island. The project will generate an additional source of revenue for M’Chigeeng First Nation for 20 years and is expected to create jobs and opportunities for the community during the project’s construction and operation.

Water Strategy

The Plan:

In 2010, the government set a goal to make the province a North American leader in the development and sale of new technologies and services for water conservation and treatment.

The Water Opportunities and Water Conservation Act, 2010 was passed in November 2010. It will encourage the creation and export of innovative clean water technologies, promote water conservation and attract economic opportunities in the province. The act enables the creation of the Water Technology Acceleration Project (WaterTAP), a technology hub bringing together industry, academia and government to develop the sector and promote it abroad. The act enables the government to set water-efficiency standards, encourage water efficiency across public agencies, and require water conservation plans for institutions in the broader public sector.

Several programs supporting the initiatives under the act are underway or in development. For example, the third phase of the Ontario Small Waterworks Assistance Program, launched in 2010, will provide up to $50 million in capital assistance to help small municipalities improve water conservation and water and wastewater system efficiency. This was originally intended to be a $20 million program, but was expanded in August 2010 to provide more help to small communities. Funding announcements for the first intake will be made in the spring of 2011.

In addition, funding of $30 million over three years will be provided for community demonstration programs and municipal water sustainability planning, and to support education and public awareness of water conservation.

The water strategy also encourages innovation and commercialization in the water sector. For example:

•
the Innovation Demonstration Fund Water Round, which focuses on the commercialization and demonstration of water technologies and assists water technology companies with the potential to be globally competitive in demonstrating their innovative technologies in Ontario; and

•
the Ontario Research Fund-Research Excellence program, which includes a focus on the development of water-related solutions, and recently concluded a competition for research projects in water and wastewater technologies.

The Province will host the first Ontario Global Water Leadership Summit in May 2011, which will provide an opportunity to demonstrate Ontario’s leadership in advancing innovative solutions for global water challenges.

Financial Services Regulatory Reforms

The Plan:

The government has continued to modernize Ontario’s financial regulation to protect investors by strengthening requirements and adopting effective global practices to bolster the soundness and stability of financial markets.

Ontario, the federal government and other interested provinces and territories continue to work together to establish a Canadian securities regulator.

•	Ontario has intervened in the reference of the proposed Canadian Securities Act to the Supreme Court of Canada to support Parliament’s jurisdiction to enact federal securities legislation.

•
The government continues to work with the Canadian Securities Transition Office towards ensuring a smooth transition to the proposed Canadian Securities Regulatory Authority. The new regulator should be centred in Toronto, Canada’s financial capital.

The Results:

Securities

•	The government has enacted amendments to the Ontario Securities Act to update and ensure the effectiveness of Ontario’s securities law framework.

•
These amendments allow the Ontario Securities Commission (OSC) to develop and implement a robust framework for regulating over-the-counter derivatives. The OSC is working actively with securities and financial market regulators in Canada and internationally and the Canadian Securities Transition Office, and also consulting financial market participants, to develop the detailed rules contemplated by this legislation.

•
These amendments also give the OSC regulatory oversight of credit rating agencies and strengthen the oversight of alternative trading systems, which are securities marketplaces that perform some of the functions of an exchange.

•
On January 1, 2011, more recent amendments to OSC rules came into force that require all conventional mutual funds to produce and make available a plain language “fund facts” disclosure document that provides investment information to help mutual fund investors. The government will propose Securities Act changes to support the next phase of this project, which should further assist investors and help reduce the burden on business.

•	The government is proposing Securities Act changes that would allow the OSC to conduct hearings on a more timely basis.

A Sound Investment — Improving the Financial Literacy of Ontarians

Ontario is taking an important first step in its plan to integrate financial literacy into the curriculum for Ontario’s children this September, as noted in the Working Group on Financial Literacy’s report, “A Sound Investment: Financial Literacy Education in Ontario Schools.”

Working with the Ontario Securities Commission and the Investor Education Fund, the Province is developing new financial literacy resources for teachers to help students in Grades 4 to 12 learn basic financial skills so they can make more informed and effective decisions about how to manage money.

Preparing students to be financially literate is essential to student success and a stronger economy. It is part of the Province’s Open Ontario plan to build a well-educated workforce and prepare Ontario for a more prosperous future.

With these initiatives, Ontario is providing regulatory leadership, promoting fair and efficient capital markets, and enhancing investor protection. The amendments would continue the process of bringing Ontario’s legislation in line with Canada’s international commitments and the proposed framework contained in the federal government’s draft Canadian Securities Act. This would facilitate a seamless transition to the regulation of these vital markets at the national level.

Insurance

The government is committed to modern insurance regulation that protects consumers, promotes a competitive Ontario insurance sector, reduces the regulatory burden on business and is harmonized with other Canadian jurisdictions.

In September 2010, the government introduced auto insurance reforms under the Ontario Insurance Act to promote greater price stability for auto insurance consumers while also ensuring more premium dollars go towards treating accident victims. Ontario’s standard medical and rehabilitation benefits remain the most generous among Canadian jurisdictions with private marketplace systems. Since 2003, premium increases have been held to well below inflation.

The reforms also directly targeted abuse and fraud in the auto insurance system, which increase costs and lead to higher premiums. The government will build on these reforms by taking further immediate steps to reduce fraud. These include:

•
working with the industry to use the newly established Health Claims for Auto Insurance (HCAI) database to detect potentially fraudulent activity. Use of the HCAI database by Ontario health care facilities or providers to transmit auto insurance claim forms to insurers was made mandatory on February 1, 2011;

•	introducing new rules to ensure that treatments are provided as invoiced;

•
establishing an auto insurance anti-fraud taskforce to determine the scope of auto insurance fraud in Ontario and make recommendations regarding detection, investigation, enforcement and consumer education. The government is committed to fully investigating the problem of auto insurance fraud and will establish appropriate working groups of stakeholders to develop collaborative approaches and solutions; and

•
requiring auto insurers to annually attest that their companies have established effective compliance controls to satisfy the rules that protect the rights of policyholders and accident victims. This would help ensure that benefits are being delivered efficiently and effectively, balancing fair treatment of accident victims with insurance coverage affordability for all nine million Ontario drivers.

In addition, an amendment to the Ontario Insurance Act will be proposed to help municipal transit systems control fraudulent claims. Together, these auto insurance reforms represent a significant step in renewing major parts of the Ontario Insurance Act.

However, renewal of other important parts of the act is long overdue. Accordingly, to further promote consumer protection and harmonization with other Canadian jurisdictions, the government will initiate a review of the remaining major parts of the Ontario Insurance Act — such as life insurance and accident and sickness insurance — as well as other insurance-related legislation. In addition, regulatory effectiveness will be enhanced by considering additional enforcement tools for the regulator, such as administrative monetary penalties. This will be the first review of these major parts of the legislation since 1962.

Key Ontario Sectors

Manufacturing

Manufacturing in Ontario has many competitive advantages, including a highly educated workforce, modern infrastructure, proximity to the U.S. market and public health care.

Ontario’s manufacturing sector was hard hit during the recent recession, yet remains a critical part of the province’s economy. The sector employs about 816,000 workers, accounting for 12 per cent of total employment.

The Plan:

The government continues to take action to improve productivity, competitiveness and job creation in Ontario’s manufacturing sector.

Fundamental reforms to business taxes, including the Harmonized Sales Tax (HST), reductions to Corporate Income Tax (CIT) rates and elimination of the Capital Tax, are supporting increased business investment in Ontario. New capital investment will lead to higher productivity and new jobs.

Direct strategic investments by the government are also helping the sector transition towards areas of future growth, including higher value-added production and the use of more advanced technologies.

The Results:

The sector has begun to recover from the recession. Since May 2009, almost 45,000 manufacturing jobs have been created in Ontario. In spite of the strong Canadian dollar, monthly exports have risen by about 23.8 per cent since the depths of the recession in 2009.

Automotive Sector

The auto sector is a key component of the Ontario economy. It includes major vehicle assemblers and more than 400 parts manufacturing plants. Ontario is the largest vehicle-assembly sub-national jurisdiction in North America. The sector supports hundreds of thousands of jobs and has one of the most productive workforces on the continent.

Ontario’s auto sector is a major contributor to Canada’s economy. A recent report by Scotia Economics forecasts that increasing vehicle production would add about 1.5 percentage points to Canada’s annualized economic growth rate in the first quarter of 2011.

The Plan:

The government is committed to working with the auto industry to ensure the future competitiveness of the sector.

In 2009, Ontario made available emergency assistance of $4.8 billion to General Motors (GM) and Chrysler. This assistance was in addition to funds from the Canadian and U.S. federal governments.

The Results:

Ontario vehicle production in 2010 increased by nearly 40 per cent from 2009 levels.

The government is helping the many Ontario families and communities that rely on jobs in the auto sector through stabilizing major employers. General Motors and Chrysler increased production in Ontario by over 50 per cent between 2009 and 2010. The government’s investment has also helped leverage new investments in Ontario.

New GM investments in Ontario include:

•
$245 million to build six-speed, fuel-efficient transmissions starting in 2012 at its St. Catharines plant. This is in addition to the $235 million that GM will invest in the plant to build small fuel-efficient engines. Together these investments will secure approximately 800 jobs; and

•	$96 million in its Ingersoll plant, recalling 230 workers and adding 70 new employees for a third shift.

In April 2010, GM repaid the US$5.8 billion outstanding loan portion of its support from the U.S., Canadian and Ontario governments. Ontario’s portion was $499 million Cdn.

Chrysler has retained its production footprint in Ontario, with vehicle-assembly plants in Brampton and Windsor. It is building its new Chrysler 300 and Dodge Charger models in Brampton and is expected to continue to build minivans in Windsor when the next model redesign is introduced in 2014. On August 12, 2010, Chrysler announced a $27 million investment in its Etobicoke parts casting plant, which will retain 280 jobs.

“The launch of the all-new 2011 Chrysler 300 and Dodge Charger demonstrates how far this company has come in 18 months. The assistance of the governments of Canada and the Province of Ontario gave us the opportunity to create a future.”

Sergio Marchionne, Chief Executive Officer, Chrysler Group.

Small and Medium-Sized Businesses

Ontario’s small and medium-sized businesses contribute jobs, investment and innovation, and bolster entrepreneurship in the province. The government is committed to helping Ontario’s small and medium-sized businesses prosper.

The Plan:

The government is implementing various measures that include tax, regulatory and skill-enhancing initiatives to encourage the growth and success of small businesses.

The Results:

•
On July 1, 2010, the government implemented a federally administered Harmonized Sales Tax (HST), which provides most businesses with input tax credits for the sales tax they pay on many of their business purchases and reduces compliance costs. Starting in October 2010, the government began providing small businesses with a total of $400 million in one-time transition support payments of up to $1,000 to help with the transition to the HST.

•
The government is providing tax relief for small businesses that will total more than $1 billion over three years, including cutting the small business CIT rate and eliminating the small business deduction surtax.

•
The Ontario Clean Energy Benefit, which took effect on January 1, 2011, is helping more than 400,000 small businesses, farms and other consumers with the transition to a cleaner, more reliable electricity system.

•
In 2007, the $540 million Business Education Tax (BET) reduction plan was introduced as a key element in the government’s overall strategy to promote investment and encourage economic growth. This initiative continues to address the property tax burden of Ontario businesses and significantly reduces the wide variation in BET rates.

•	Ontario is helping businesses invest in new technologies, equipment and skills training through the Eastern Ontario Development Fund.

•
The government supported innovative projects that generated over $1.1 billion in new investments by Ontario businesses through loan commitments of $160 million by the Advanced Manufacturing Investment Strategy.

Agriculture

The agriculture sector is a mainstay of Ontario’s economy and provides inputs for Ontario’s important food manufacturing sector. Improving prices for many agricultural commodities are helping stabilize farmers’ finances. Now, more than ever, the world needs a strong Ontario farm sector.

The Plan:

The government is implementing programs and investments to help improve competitiveness and innovation in the agriculture sector, and help support farmers through difficult times.

The Results:

Support for agriculture, including farm income stabilization programs, is helping farmers navigate through volatile prices and rising costs. Income stabilization programs totalled more than $1.9 billion over the 2003–04 to 2009–10 fiscal years.

The government has also been helping the sector with funds for research and programs to improve the labelling and marketing of Ontario-grown food.

Since 2005, the Friends of the Greenbelt Foundation has provided grants and leveraged outside funding, resulting in over $76 million for the farming and environmental sectors. This has meant the building of sustainable food systems; improvements to environmental farm practices; the protection of essential ecological services and resources; and the encouragement of local tourism and healthy outdoor activities for all Ontarians. The government will invest $20 million in the Friends of the Greenbelt Foundation to enable it to leverage further investments and continue to promote agriculture, tourism and environmental integrity in Ontario’s Greenbelt.

Risk Management Programs

The government recognizes that volatility in commodity markets can make it difficult for farmers to manage business risks. Risk management programs can help mitigate these difficulties by providing stable support for managing costs. In this Budget, the government is announcing that it will extend the current pilot Risk Management Program for grain and oilseed farmers. The government will also implement a new Risk Management Program for the cattle, hog, sheep and veal sectors, as well as a Self-Directed Risk Management Program for the edible horticulture sector. These risk management programs represent an innovative approach to supporting Ontario’s farmers — one that would provide bankability, stability and predictability while responding to market trends over the long term. The cost of these programs will be shared between the Ontario government and farmers. The federal government refused to participate in the previous Risk Management Program pilot, but Ontario challenges it to pay its traditional 60 per cent share to help farmers in the province grow forward. Ontario strongly encourages the federal government to partner with the Province and farmers in these important programs.

Financial Services

Financial services directly account for about nine per cent of Ontario’s gross domestic product and 360,000 jobs.

Ontario’s successful and growing financial services sector has been recognized by the World Economic Forum as the home of the soundest banks in the world for the third consecutive year. Financial services, which employ thousands of Ontarians, enable economic growth by supporting access to capital for businesses and modern and efficient financial transactions. They also help manage savings and create wealth, allowing Ontarians to enjoy a higher quality of life.

The Plan:

The government is working with the financial services sector to stimulate future growth while also protecting the interests of consumers and investors.

The government is partnering with leaders in the financial services industry through the Financial Services Leadership Council to improve the sector’s competitiveness and create thousands of high-paying jobs. This is part of the Open Ontario plan, which includes helping Toronto become one of the top 10 financial centres in the world. Toronto currently ranks twelfth based on the Global Financial Centres Index.

The Ontario and federal governments are providing $10 million each for the Global Risk Institute in Financial Services, a non-profit entity consisting of industry leaders, regulators and members of the academic community. Announced in September 2010, the Institute will build on Toronto’s status as a premier financial services centre.

The Results:

Despite the global economic crisis, employment in financial services increased by 1.4 per cent between 2008 and 2010. By contrast, U.S. financial services employment fell by 5.4 per cent over the same period.

Information and Communications Technology

The information and communications technology (ICT) sector is an important contributor to productivity growth and a source of good, high value-added jobs. Industries such as computer software and telecommunications are at the forefront of technological change and the shift to a knowledge-based economy.

The Plan:

The government continues to support the growth of Ontario’s ICT sector through investments in skills, education and modern infrastructure. The Province also provides research and development (R&D) and investment support through grants, tax credits and other funding programs.

The Results:

•	ICT employment in Ontario grew to 337,000 jobs in 2010, an increase of 2.9 per cent from 2009.

•
The Strategic Jobs and Investment Fund (SJIF) has made additional investments in the ICT sector through companies such as Ciena, Avaya and Huawei. The SJIF is also supporting Ontario’s burgeoning interactive digital media and gaming sector.

Tourism

Since 2003, Ontario has been paving the way for a stronger, more competitive and internationally recognized tourism sector.

Ontario’s tourism sector, the largest in Canada, continues to attract visitors from around the world despite the recent recession and the high Canadian dollar. In addition, Ontarians are also enjoying vacations right here in Ontario. Employment in this sector grew by four per cent in 2010. In addition to Ontario’s Tax Plan for Jobs and Growth, the government is taking important steps to help the tourism sector create more jobs and support the growth in international travel to Ontario.

The Plan:

The government will improve coordination in tourism marketing and development in Ontario by supporting Regional Tourism Organizations in the province’s 13 new tourism regions. It will also support tourism in Ontario by providing strategic policy and planning advice to industry and other levels of government, as well as enhance festivals and events throughout Ontario’s communities.

The Results:

•
To help support coordination and marketing in Ontario’s 13 new tourism regions, the government is providing $40 million in ongoing annual funding, as well as transitional funding of $25 million in 2010–11 and 2011–12. Additional transitional funding of $18.75 million will be provided for 2012–13.

•
The government is providing an additional $6.5 million in ongoing funding, starting in 2011–12, to support Ontario’s festivals and events through Celebrate Ontario, bringing total annual support to $20 million.

•
Ontario’s tourism sector also benefits from Ontario’s Tax Plan for Jobs and Growth, through CIT rate reductions and the introduction of the HST. Under the HST, tourism businesses can claim input tax credits for HST paid in the course of their business activities. Eliminating the Retail Sales Tax system and replacing it with the HST also reduces paperwork costs for businesses, resulting in additional savings.

Northern Economy

A strong, competitive northern economy is important to Ontario’s prosperity. Many communities in northern Ontario rely heavily on resource-based industries, which have been affected by recent fluctuations in commodity markets.

The Plan:

The Province is taking action to help create jobs and better position the northern economy for growth.

The government is on track with its Open Ontario plan and other initiatives to enhance job creation and economic growth, and improve quality of life in northern Ontario. This includes the Growth Plan for Northern Ontario, released on March 4, 2011, which will guide decision-making and investment planning over the next 25 years. The Plan was developed with the participation of 1,400 northerners and aims to strengthen the economy of the North by diversifying the region’s traditional resource-based industries; stimulating new investment and entrepreneurship; providing northerners with a greater range of educational opportunities; and nurturing new and emerging sectors with high growth potential.

The Results:

Funding for the Northern Ontario Heritage Fund Corporation has increased by $10 million per year from $60 million in 2007–08 to $90 million in 2010–11. In this Budget, the government is continuing its commitment to northern Ontario by expanding the Northern Ontario Heritage Fund to $100 million in 2011–12 to support vital community infrastructure and economic development projects that create jobs and enhance the quality of life in the North.

The implementation of initiatives announced in the 2010 Budget is also helping to enhance job creation, economic growth and quality of life in northern Ontario. These include:

•
the Northern Industrial Electricity Rate Program, which provides electricity price rebates of two cents per kilowatt-hour to qualifying large northern industrials that commit to energy conservation and efficiency. The Industrial Conservation Initiative, which took effect on January 1, 2011, also helps industrials and manufacturers conserve energy, save on electricity costs and increase their competitiveness;

•
the Northern Ontario Energy Credit, which provides relief for the higher energy costs that northern residents face. About 250,000 families and single people, or over half of northerners, are eligible to claim the credit; and

•
new skills training programs being established through the Northern Training Partnership Fund, a three-year, $45 million program to help Aboriginal Peoples and northern Ontarians participate in and benefit from emerging economic development opportunities in the North.

The Far North Act, 2010 was proclaimed on January 31, 2011. The act sets out a process for community-based land use planning that enables economic development while supporting the protection of at least half of the Far North.

Building a Better Tomorrow for Northern Ontario

Reaction to the Growth Plan for Northern Ontario

“I am very excited by what I have read in the Growth Plan for Northern Ontario. The Plan seems to reflect what northerners have been saying we need.”

Sylvia Barnard, President, Cambrian College.

“The Growth Plan provides direction and support that will assist in strengthening our communities to ensure that our citizens have opportunities for prosperity and quality of life for years to come.”

Ron Nelson, Mayor of O’Connor Township and President of Northwestern Ontario Municipal Association.

“By focusing on health sciences as a priority sector, the Growth Plan for Northern Ontario will not only improve patient care for northerners, but nurture new careers, medical breakthroughs and innovation.”

Michael Power, Vice President, Thunder Bay Regional Health Sciences Centre.

“State of the art information and communication technology will be crucial to the success of a region as vast as the North. The Growth Plan for Northern Ontario recognizes the paramount importance of investing in this 21st century infrastructure. ICT support combined with infrastructure support in satellite campuses will dramatically increase access to postsecondary education in remote communities.”

Dr. Ron Common, President, Sault College.

Forestry

Ontario’s forests make up two-thirds of the province’s total area. The forestry sector continues to adapt to changing market conditions and is positioning itself for future growth.

The Plan:

Government investment and reforms to the tenure and pricing system for Crown forest resources are helping the sector become more efficient and develop innovative new uses for wood fibre, such as bio-energy and bio-chemicals.

The Results:

Since 2005, including past and present programs, the government will have provided approximately $1 billion to support this important economic sector, leverage new capital and energy-efficiency investments, and help firms transition to the new bio-product and bio-energy economy.

Following extensive public consultation, the government is proposing to reform Ontario’s system of tenure and pricing for Crown forest resources. This plan would allow for efficient and sustainable management of Crown forests, while increasing the system’s responsiveness to market forces. Developed collaboratively with industry, and with input from environmental groups, this plan would increase the availability of and access to Crown timber for new businesses and innovative products, and facilitate greater local and Aboriginal participation in the sector.

Mining and Opportunities in Ontario’s Ring of Fire

Mining, a traditionally strong part of the Ontario economy, is benefiting from growing world demand for commodities and from tax relief provided through Ontario’s Tax Plan for Jobs and Growth.

The Plan:

The government is supporting the development of new mineral deposits in the North and Far North, including helping to advance promising mining opportunities in the Ring of Fire, an area of the Far North with potentially large deposits of minerals such as chromite, nickel, copper and platinum.

“The natural resources sector — and the industries that support it — provide the strongest potential for Northern Canada’s future economic development.”

“Northern Ontario holds the promising ‘Ring of Fire’ deposit; this deposit has chromite diamonds, in addition to base metals and precious metals. A single hole drilled in 2007 set off a staking rush to the area.”

The Conference Board of Canada, “Mapping the Economic Potential of Canada’s North,” December 2010.

The Results:

A Ring of Fire Coordinator was appointed in September 2010 to work with stakeholders to help facilitate sustainable development of this economic development opportunity.

The government is consulting with stakeholders in developing regulations under the Mining Amendment Act, 2009 to help promote balanced development to benefit all Ontarians. Starting in 2009, the government is providing $40 million for initiatives to support Mining Act modernization.

Ontario has also supported the development of a diamond mining industry with the opening of the province’s first-ever diamond mine located near Attawapiskat in Ontario’s Far North.

Mining employment increased by about 5,200 jobs, or 20 per cent, between 2009 and 2010. The Ontario mining sector plans to invest a record $3.4 billion in 2011.

Exploration expenditures are forecast to reach $939 million in 2011, a new record for Ontario. There are more than 600 properties being explored by over 300 companies across the province.

Building Knowledge and Skills

Ontario has long recognized the importance of a well-educated workforce that can compete in the global economy and attract international investment. Ontarians with higher levels of knowledge and skills have better employment prospects, earn higher wages, are engaged citizens, contribute more in taxes and are less dependent on government supports during their working lives. That is why education, ranging from full-day kindergarten to postsecondary, remains a top priority for the Ontario government.

Postsecondary Education and Training

The Plan:

The 2011 Budget is announcing over $64 million in 2011–12, growing to $309 million in 2013–14, in additional operating grants to colleges and universities. This will support over 60,000 additional Students by 2015–16. With this funding, the government’s strong record of fully funding postsecondary enrolment growth will continue.

This Budget also announces continued funding for two important programs that support training opportunities and provide work experience to help Ontarians improve their knowledge and skills:

•	an additional $44 million over three years for literacy and basic skills programs to ensure that services are available for those who need them most; and

•
an additional $22.5 million in 2011–12 — bringing total funding to nearly $100 million — for the Summer Jobs Strategy, including targeted resources for youth in high-needs neighbourhoods, to help over 100,000 students access jobs and services this summer.

As well, the Budget will provide an additional $50 million over 10 years to the Perimeter Institute, which has quickly helped establish Ontario as a leading global centre of theoretical physics, attracting Professor Stephen Hawking as a Distinguished Research Chair.

The government will also engage with colleges and universities to create new multi-year accountability agreements that ensure sustainable growth, while articulating plans to improve quality and student achievement in the postsecondary sector.

Through the Open Ontario plan, the government will:

•	raise Ontario’s postsecondary attainment rate to 70 per cent;

•	ensure a college or university space is available for every qualified student;

•	increase quality and modernize the delivery of postsecondary education;

•	further improve transition rates from high school to postsecondary education;

•	improve access to postsecondary education through a new credit transfer system;

•	create the Ontario Online Institute, bringing the best professors from Ontario’s postsecondary institutions into the homes of those who want to pursue higher learning; and

•	increase international enrolment by 50 per cent while maintaining spaces for Ontario students.

The Results:

•	In 2010, 64 per cent of adults in Ontario had a postsecondary credential, up from 56 per cent in 2002 and higher than in any OECD country.

•	About 200,000 additional students, including 60,000 more apprentices, are learning than in 2002–03.

•
Joint federal and provincial stimulus funding of $1.5 billion for 49 projects through the Knowledge Infrastructure Program (KIP). Stimulus investments in Ontario will help create over 36,000 new postsecondary spaces.

•	Starting this September, students will find it easier to transfer credits from previous learning.

•
International enrolment increased by 19 per cent in 2010–11 to 45,000 students. Each international student contributes an estimated $27,000 per year to Ontario’s economy and adds diversity to Ontario campuses.

A Smarter Ontario: Excellence in Education

The Plan:

In the 2011 Budget, the government continues to support three core educational priorities — attaining higher levels of student achievement, closing gaps in student achievement and increasing confidence in publicly funded education. This support builds on the substantial educational success since 2003.

Research evidence on the economic benefits of public spending on quality early childhood education programs reinforces the importance of investments in education, as noted in the report “With Our Best Future in Mind,” by the special advisor on early learning, Dr. Charles Pascal.

The places with the strongest schools and the best learners today will have the most competitive economies tomorrow.

Ontario’s school system was cited as a leader by management consulting firm McKinsey & Company, in its report entitled “How the World’s Most Improved School Systems Keep Getting Better.”1 The report looked at 20 school systems from around the globe and identified Ontario as being “among the world’s highest performing school systems,” demonstrating sustained improvement.

Education-sector spending is projected to rise to $23.2 billion in 2011–12, a $1.0 billion or 4.6 per cent increase over the previous year. By the 2011–12 school year, annual investment in schools will have increased by over $6.6 billion since 2002–03. Per-pupil Grants for Student Needs funding to school boards will have risen by $4,006 since 2002–03, an increase of 56 per cent.

1	Mona Mourshed, Chinezi Chijioke and Michael Barber, “How the World’s Most Improved School Systems Keep Getting Better,” McKinsey & Company, 2010.

Full-Day Kindergarten

Full-day kindergarten is a key step in the government’s plan to help Ontario’s children get the best possible start. A full day of learning early in life makes the transition to Grade 1 easier for both parents and children. As well, students who achieve early success in school are more likely to perform well later in school and go on to postsecondary education.

An economic impact study by the Centre for Spatial Economics found that Ontario will have both short- and long-term economic benefits, including job creation, as full-day kindergarten becomes available in Ontario schools.

In October 2009, Premier McGuinty announced that Ontario would move forward with full-day kindergarten for four- and five-year-olds as part of the Province’s plan to build a well-educated workforce. The government is investing $200 million in 2010–11 and $300 million in 2011–12 in full-day kindergarten.

Results:

This school year, full-day kindergarten is available in nearly 600 schools for up to 35,000 kindergarten students in Ontario. Where there is sufficient demand, there will also be onsite before- and after-school programs. In September 2011, 200 more schools will be added and in September 2012, about 900 more schools will be offering full-day kindergarten, bringing the total number of schools offering the program to close to 1,700 and benefiting about 120,000 children. Full-day kindergarten will be available in all elementary schools in September 2014. At full implementation, the program will benefit about 247,000 children.

Child care programs will be affected as four- and five-year-olds move into full-day kindergarten. That is why the government is providing funding to help stabilize child care centres. The funding is being phased in along with full-day kindergarten, growing to $51 million annually at full implementation. As well, $12 million is being provided over five years to help non-profit child care centres make retrofits and renovations to serve younger children. The government continues to work closely with municipalities to maintain stable child care services for families.

In 2010–11, Ontario stepped in with an investment of $63.5 million a year to permanently fill the gap left by the federal government when it terminated federal funding under the Early Learning and Child Care Agreement. Ontario’s investment is preserving approximately 8,500 child care spaces and 1,000 child care jobs.

The government is proposing amendments to the Education Act that would give school boards the option of making arrangements with qualified third-party providers to offer before- and after-school programs on school sites as part of the full-day kindergarten program. In addition, amendments would be proposed with respect to:

•	regulation-making authority relating to extended-day program fees and school board trustee codes of conduct;

•	delegation by principals under Part XIII of the Act; and

•	the persons who must report to principals about student activities that may lead to suspension or expulsion.

See Section C of this chapter for more information on education and training.

Health

Protecting the Public Health Care Sector

The McGuinty government has rebuilt a strong, universal health care system that delivers quality, evidence-based care and puts patients first. More Ontarians have access to doctors and nurses and Ontario has the shortest wait times in Canada.

Rising health care costs present a challenge to managing growth in health care spending without crowding out other priority investments. That is why the government is committed to ensuring every health care dollar is used to provide care of the highest quality and value while protecting the progress achieved.

In this Budget, the government is making the following key investments in the health sector:

•
investing an additional $15 million over the next three years to provide about 90,000 more breast cancer screening exams. This would expand the Ontario Breast Screening Program to reach women between the ages of 30 and 49 who are at high risk for breast cancer due to genetic factors, medical or family history, and support additional exams for women aged 50 to 69 who are currently covered under the program;

•
increasing government funding to the community services sector, including long-term care homes, by approximately three per cent annually. This investment will improve community-based support and help manage acute care costs by freeing up hospital beds and unclogging emergency rooms;

•	investing in a comprehensive Mental Health and Addictions Strategy, starting with children and youth. By 2013–14, funding to support the strategy will grow to $93 million per year;

•
investing $100 million annually to enhance the pharmacy services and support available to Ontarians who receive drug coverage through the Ontario Drug Benefit Program, primarily seniors and social assistance recipients. This investment begins in April 2011 and builds on the successful MedsCheck program. The government will fund and support pharmacies offering a range of services including:

•	prescription followup consultations;

•	medication assessment for patients with chronic diseases;

•	training on how to operate home diagnostic devices such as glucose monitors and blood pressure monitoring kits; and

•	increasing hospitals’ overall base funding by 1.5 per cent to meet their service requirements.

Going forward, the government has a plan to continue to manage cost pressures while delivering on its commitments. See Section C of this chapter for more information on managing health care costs.

Hospital Working Capital

The government made a commitment in the 2010 Budget to strike a working committee to examine the hospital working capital issue and apply appropriate remedies for hospitals struggling the most with inherited debt.

The Ministry of Health and Long-Term Care and Ministry of Finance have worked with sector partners and will put in place $600 million to $800 million in additional cash flow over the next three years to assist with working capital problems at the most seriously impacted hospitals. This funding, along with specific undertakings by those hospitals receiving funding, will provide the required financial stability in a manner that will not increase the government’s total deficit. Strengthened accountability frameworks will also be introduced for all hospitals to help ensure that they keep on the right track. Addressing the working capital issue will help protect the improvements in hospital service delivery achieved by the government since 2003. It will also allow hospitals to focus on supporting quality front-line care instead of managing their inherited debt.

Helping Ontario Families

The government is taking important steps to improve the quality of life for all Ontarians, particularly the most vulnerable. Between 2010–11 and 2013–14, provincial investments in the children’s and social services sector will grow by an annual average of 3.2 per cent.

•
The Province is working with the federal government on a new affordable housing initiative that would extend federal and provincial funding. The program will help build and renovate affordable housing, improve housing affordability, and foster safe, independent living for low-income families.

•
The government is taking steps to transform the social assistance, developmental services and child welfare systems in a way that improves outcomes and enhances accountability and financial sustainability.

•
The government is proposing to increase the basic adult allowance and maximum shelter allowance by another one per cent for people on the Ontario Disability Support Program and Ontario Works in the fall of this year. This initiative would also benefit families receiving Temporary Care Assistance and Assistance for Children with Severe Disabilities, as well as people living in long-term care homes who receive the Comfort Allowance. This initiative would provide about $58 million annually in additional benefits to families and individuals receiving social assistance.

•
The government is also proposing to provide $66 million over three years, starting in 2011–12, to continue helping children and youth with complex special needs and their families by making services more accessible, better coordinated and more responsive. This support will be complemented by the implementation of a comprehensive Mental Health and Addictions Strategy.

Helping Ontario Families:

•   This past September, full-day kindergarten program rolled out in nearly 600 schools across Ontario for approximately 35,000 students. By 2012, close to 1,700 schools will offer the program to about 120,000 children.

•   Released the Long-Term Affordable Housing Strategy to transform housing delivery in Ontario.

•   Ontario Child Benefit is now reaching over one million children under age 18, providing up to $1,100 per child per year.

•   Launched a social assistance review to improve employment outcomes, remove barriers, improve fairness and enhance financial sustainability over the long term.

•   Expanded protection of workers through hiring more employment standards officers to increase employers’ compliance and eliminate claims backlog.

•   Increased the minimum wage seven times since 2003 to $10.25 per hour as of March 31, 2010.

•    Introduced Healthy Smiles Ontario to provide preventive and early dental treatment to 130,000 low-income children and youth 17 years of age or under.

•   Introduced a new Children’s Activity Tax Credit to help parents with the cost of enrolling their children in activities that encourage them to be healthy and active. Parents can receive up to $50 per child per year (up to $100 per child with a disability).

For further details on these initiatives, see Section C of this chapter.

Section B:	Managing Responsibly

Highlights

☑	The 2010–11 deficit is projected to be $3 billion lower than forecast in the 2010 Budget.

☑	This is the second consecutive year that total expense is expected to come in lower than forecast in the Budget.

☑
This Budget builds on the government’s record of success in finding savings. Initiatives announced in this Budget and since December 2010 would help realize savings of nearly $1.5 billion across government over the next three fiscal years.

☑	The government will determine whether the current ServiceOntario delivery model delivers the best value and service to Ontarians.

☑	The government will instruct its major agencies to deliver efficiencies of $200 million by 2013–14.

☑	Funding for executive offices of specific transfer payment recipients will be reduced permanently by 10 per cent over two years. This policy will also be put in place for major government agencies.

☑
The size of the Ontario Public Service (OPS) will be reduced by an additional 1,500 positions between April 2012 and March 2014. This is in addition to the five per cent reduction in the size of the OPS announced in the 2009 Budget.

☑
In the shorter term, the government will seek opportunities to consolidate a number of functions and organizations to reduce costs and improve services in areas such as prisons and children’s aid societies.

☑
To provide advice on reforms that would help accelerate its plan to eliminate the deficit while protecting education and health care, the government will establish a Commission on Broader Public Sector Reform.

Introduction

The McGuinty government has a proven track record of prudent fiscal management. It eliminated the $5.5 billion deficit it inherited and delivered three balanced budgets. Then the recession hit.

The government chose to lessen the recession’s impact on Ontarians and to protect education and health care. As a result, the Province now has a deficit.

Returning to a balanced budget requires significantly reduced growth in program expense. To help achieve this goal while sustaining economic growth and protecting education and health care will require accelerating fundamental reforms to the way government does business.

Other approaches, such as arbitrary, across-the-board reductions, would require deep cuts to education and health care, which would hurt Ontario families and could cost more in the long run.

Ontario’s Tax Plan for Jobs and Growth, which includes tax cuts for people and business, is helping Ontario become more competitive within Canada and internationally — leading to investment and jobs.

New major tax cuts would either delay Ontario’s deficit reduction plan or jeopardize gains in education and health care.

For example, as indicated in Table 6 of Chapter II, every one percentage point of Harmonized Sales Tax (HST) raises approximately $3 billion of provincial revenue each year. Should an HST rate reduction of this magnitude be undertaken, expense would need to be cut by the same amount to meet existing fiscal targets. Choosing a $3 billion tax reduction over protecting vital public services would be equivalent to:

•	laying off about 33,000 teachers;

•	reducing the number of physicians by approximately 12,000;

•	eliminating funding for over 37,000 nursing positions;

•	cutting funding for over 62,000 out of 77,800 beds in long-term care homes; or

•	eliminating financial assistance provided through Ontario Works.

The government will take further action to manage expenses, increase productivity and improve service delivery by:

•	identifying nearly $1.5 billion in planned savings across government over the next three fiscal years through initiatives announced in this Budget and since December 2010;

•	determining whether the current ServiceOntario delivery model delivers the best value and service to Ontarians;

•	instructing major agencies to deliver efficiencies of $200 million by 2013–14;

•	permanently reducing funding for executive offices of specific transfer payment recipients by 10 per cent over two years. This policy will also be put in place for major government agencies;

•	reducing the size of the OPS by an additional 1,500 positions between April 2012 and March 2014. This is in addition to the five per cent reduction in the size of the OPS announced in the 2009 Budget;

•	closing underutilized prisons in Owen Sound, Walkerton and Sarnia, and partial closure of Toronto West Detention Centre; and

•	cancelling the construction of the Toronto West Courthouse, resulting in appropriation savings of $181 million over the next three years.

Investments in education, health care and economic growth are more affordable because of the steps taken to find efficiencies and obtain better value for money across government.

Delivering Better Value for Money

Since 2003, the government has modernized the delivery of public services, created administrative efficiencies, and improved accountability and transparency to achieve better value for money.

•
In the 2004 Budget, the government committed to achieving a savings target of $750 million by 2007–08. In the 2007 Budget, the government reported savings of $806 million — exceeding its original target.

•	In the last five months of 2008–09, new expenditure management initiatives saved an additional $111 million.

TABLE 2. Highlights of Ontario’s Expenditure Management Achievements ($ Millions)
Description	Results
Program Review Announced in 2004 Budget Supply Chain and Transaction Services — More streamlined purchasing process, vendor rebates and new vendors of record	200
Information and Information Technology — Consolidation of desktop management, rationalization of common services and applications across the Ontario Public Service, and reduced long-distance telephone costs	100
Accommodation Savings Review — Reduced accommodation costs by better alignment with needs and retrofitted government buildings to use less energy	50
Revenue Savings — Improved collection of the government’s accounts receivable and more efficient management of government revenues	57
Salary and Wage Pressures Absorbed — Ministries have realized sufficient savings from program review to absorb costs	366
Ministry Efficiencies: Absorbing Inflationary Costs — Such as increased fuel and electricity	18
Central Agency Review/Integration — Integration of central agencies and streamlined decision-making	15
Reported Savings in 2007 Budget	806
New Expenditure Management Initiatives Implemented in
2008 Ontario Economic Outlook and Fiscal Review —
Including reduced travel and consulting costs, freezing government vehicle purchases, freezing the government’s real estate footprint and leasehold improvements, and green office savings

Reported Savings in 2009 Budget	111

As a share of the economy, the Ontario government’s program spending in the2010–11 fiscal year was the third lowest among Canadian provinces.

In 2008–09, Ontario’s spending per capita on general government services, including administration, was $134 per person. This is the second lowest among the provinces and 28 per cent below the $186 average per person spent across all provincial governments.

The government’s realistic and responsible plan to balance the budget is working. Savings initiatives include:

•	extending the freeze on pay for Members of Provincial Parliament (MPPs) from one to three years;

•
freezing the compensation structures of non-bargaining political and legislative staff, as well as all non-bargaining employees in the broader public sector (BPS) and OPS for two years. The fiscal plan provides no funding for incremental compensation increases for the first two years of any future collective agreements. As a result of the government’s approach, provincial public-sector settlement trends have fallen since the 2010 Budget to below the averages in both the private sector and municipal public sector;

•	slowing the pace and reducing the scope of some capital projects in the 2010 Budget, expected to result in more than $5 billion in appropriation savings and reduced borrowing over five years;

•
transferring responsibility for the collection of sales and corporate taxes to the federal government. The federal administration of the Harmonized Sales Tax (HST) will save the Province approximately $100 million annually in compensation and overhead by 2014–15. The transfer of Ontario corporate income tax collection to the federal government will result in $50 million in annual administrative cost savings to the Province. This also provides businesses with annual compliance cost savings of over $500 million from a single HST administration and more than $135 million from a single corporate tax administration; and

•	continuing a comprehensive review of all government programs and services, with over $260 million in potential savings identified in the 2010 Ontario Economic Outlook and Fiscal Review.

In addition, consulting expenses have been reduced by 50 per cent since 2002–03.

In 2010–11, the projected deficit is $3 billion lower than forecast in the 2010 Budget. This is the second consecutive year that total expense is expected to come in lower than forecast.

Recently Announced Measures

In December 2010, the Minister of Finance announced additional measures to reduce waste, eliminate duplication, strengthen oversight and find more savings. Measures announced since then include:

•
exceeding the five per cent target for the reduction of the number of classified agencies. A number of agencies that have overlapping functions or whose functions could either cease to exist or be performed more efficiently by other means would be eliminated or merged;

•	the proposed merger of Infrastructure Ontario (IO) and Ontario Realty Corporation (ORC) would save an estimated $5 million annually;

•	legislation is being introduced to eliminate unnecessary perks in the BPS;

•	the Province will discontinue both the Premier’s Discovery and Catalyst Awards, saving close to $2.5 million annually;

•
over the next two years, the Province is saving $15.6 million by reducing paper and office equipment — eliminating more than 15,000 printers and computer servers, saving $8 million; cutting paper usage by 50 per cent, saving $7 million; and centralizing and reducing the number of office fax machines, saving $640,000;

•
better use of technology and tighter rules have reduced the need for government employees to travel, saving $30 million and 22,500 hours of travel time last year, and another $10 million this year; and

•
the government is making online services more efficient by reducing the number of websites while improving online access. The government reviewed more than 200 websites and will eliminate or merge over 65 sites by March 2012, saving $1.3 million over the next two years.

Classified Agency Review

The McGuinty government recently announced plans to close or merge 14 classified government agencies. These planned closures and mergers will surpass the government’s original target of a five per cent reduction in the overall number of classified agencies. Classified agencies with overlapping functions or whose functions could either cease to exist or be performed more efficiently by other means will be proposed to be eliminated.

The proposed merger of Infrastructure Ontario (IO) and the Ontario Realty Corporation (ORC) into one agency would save an estimated $5 million annually. In addition, the corresponding transfer of the assets resulting from the merger of Stadium Corporation of Ontario Limited with the new IO/ORC entity would result in $4.2 million in one-time savings being put towards the Province’s debt. The new entity would also be charged with disposing of the real estate assets currently owned by the Stadium Corporation, with a view to maximizing the return to taxpayers.

To effect this merger, the government will propose legislation to amalgamate IO, ORC and the Stadium Corporation of Ontario Limited into a new Ontario Infrastructure and Lands Corporation. New legislation and complementary legislative amendments would clarify the responsibilities of the Minister of Energy, Minister of Government Services and Minister of Infrastructure. Consequential amendments would also be made to a number of other statutes and regulations.

New Measures

$1.5 billion in Additional Savings Planned Over Three Years

This Budget builds on the government’s record of success in finding savings. Initiatives announced in this Budget and since December 2010 would help realize savings of nearly $1.5 billion across government over the next three fiscal years. These savings are planned in three key areas: operational efficiencies and consolidation; streamlining programs; and further efficiencies in the health care system.

TABLE 3. Ontario’s Savings Strategies, 2011–12 to 2013–14 ($ Millions)
Ministry	Description	Savings
Operational Efficiencies and Consolidation
Across Government	Direct operating expense savings	271
Across Government	Enterprise-wide Information and Information Technology savings	36
Across Government	Capital project savings	14
Major Agencies	Agency efficiencies	200
Infrastructure Agency Consolidation	Merging Infrastructure Ontario (IO) and the Ontario Realty Corporation (ORC).	10
Community Safety & Correctional Services	Prison modernization	16
Children and Youth Services	Consolidation of children’s aid societies	9
Streamlined Programs
Research and Innovation	Streamlining research talent and business support programs	76
Attorney General	Service efficiencies	20
Efficiencies in the Health Care System
Community and Social Services	Savings in the Ontario Drug Benefit program resulting from existing drug system reforms	249
Health and Long-Term Care	Expansion of bariatric surgeries, reducing the need to fund treatments provided out-of-country.	21
Health and Long-Term Care	Proposed changes to improve alignment of funding for out-of-country services with services delivered in Ontario.	86
Health and Long-Term Care	Evidence-based management of health care spending and further savings from prescription drugs	455
Total Savings		1,463
Note: Numbers may not add due to rounding.

ServiceOntario — Putting Ontario’s Families and Businesses First

ServiceOntario is a one-stop delivery network that provides Ontarians with fast, easy access to government information and services including registrations, certifications and licensing. Services can be accessed online, in person, at kiosks and by phone. ServiceOntario relies on a public/private service delivery model, with approximately two-thirds of delivery through private-sector partners.

Ontarians expect fast, friendly and easy access to government services and information. Key ServiceOntario accomplishments since its creation in 2006 include:

•
introduction of money-back guarantees for online birth, marriage and death certificates, with a success rate of 99.8 per cent last year. ServiceOntario is also expanding its ability to offer guarantees on other government products;

•	fully electronic land registration services and searches;

•	introduction of a federal–provincial single business number and integration of federal corporations filings with provincial returns;

•	launch of an Integrated Business Info Line Contact Centre together with Industry Canada;

•	integrated centres for the renewal of health card and driver’s licence services, and extended health card services to rural and remote communities; and

•	introduction of online publication orders with a money-back service guarantee.

ServiceOntario has increased overall customer satisfaction from 75 per cent in 2008 to 92 per cent in 2010. Ontario is now a North American leader in offering service guarantees for basic transactions.

The Province is dedicated to moving forward to ensure that ServiceOntario remains a leader when it comes to government service delivery and that it has the tools to stay ahead. There is significant opportunity for new investment and expansion into new ways of doing business, which will require attracting new sources of investment.

To build on the accomplishments of ServiceOntario and achieve even greater service and value, the Province will:

•	explore alternative service delivery models, including leveraging private-sector investments through a competition; and

•	explore opportunities to expand ServiceOntario’s one-stop delivery network to other lines of business, including delivering services on behalf of other governments through partnerships.

Ontario does not assume that the status quo is the best and only option. The current model for ServiceOntario as a government model of service delivery will be tested against the private sector.

As part of this process, the government will utilize Infrastructure Ontario’s public- and private-sector expertise in expanding and renewing public assets, and build on the lessons of successful partnerships to date.

In the coming months, the government will engage its partners in other levels of government and the private sector about future opportunities for additional service delivery and partnerships. The results will be tabled with the Minister of Government Services in time for consideration as part of the 2012 Budget.

ServiceOntario money-back guarantees

•   Regular online 15 business days service for birth, marriage or death certificates (three product guarantees).

•    Premium online five business days service for birth, marriage and death certificates (three product guarantees).

•    Regular online two business days service guarantee for electronic Master Business Licences.

•    Regular online six business days service guarantee for government publications ordered online through ServiceOntario (customers may be eligible for a refund of up to $100 if guaranteed service levels are not met).

Since 2006, ServiceOntario has introduced money-back service guarantees for selected online services such as birth, marriage and death certificates and government publication orders. In order to enable ServiceOntario to continue to extend service guarantees to select online services, the government proposes to amend the Ministry of Government Services Act. The proposed amendment would allow ServiceOntario to provide guarantees for services provided to the public on behalf of other government ministries.

Agency Efficiencies

Major agencies such as the Liquor Control Board of Ontario and the Ontario Lottery and Gaming Corporation return dividends to the Province that help protect health care and education. The government and all Ontarians expect the operations of these major agencies to be as efficient as possible to maximize returns. Accordingly, the government will instruct its major agencies to deliver efficiencies of $200 million by 2013–14.

Executive Office Reduction

About three-quarters of the Province’s budget is transfer payments. Some of the largest transfers go to hospitals, school boards, universities and colleges in the BPS.

Reducing the growth of executive office costs across the public sector is a prudent measure to ensure that Ontarians are receiving maximum value.

The government will permanently reduce funding for executive offices of specific transfer payment recipients by 10 per cent over two years. This policy will also be put in place for major government agencies.

Further Reducing the Size of the Ontario Public Service

In the 2009 Budget, the government committed to reducing the size of the OPS by five per cent, or approximately 3,400 full-time employees, over a three-year period by March 31, 2012, through attrition and other measures. The government is on track to meet this target. The size of the OPS will be reduced by an additional 1,500 positions between April 2012 and March 2014.

Toronto West Courthouse

To help manage the pace of infrastructure spending, the government is cancelling construction of the Toronto West Courthouse, which was scheduled to start construction in 2012. This will result in appropriation savings of $181 million over the next three years.

Reforming Public Service Delivery

Eliminating the deficit while protecting education and health care will require fundamental reforms to the way government does business. Government must enhance efficiency, improve systems, provide different incentives, find new sources of value and pursue innovation.

Reform is about achieving better value for money through improved efficiencies and greater productivity. It is about protecting high service levels while putting government finances on a sustainable path.

Existing assumptions and traditional models must be revisited and subjected to scrutiny and new approaches. Just because a government department is delivering a program or service today does not mean it should deliver that program or service in the future.

The government will focus on outcomes and results as opposed to how programs and services are delivered.

“Governments should apply a ‘transformative lens’ to the choices they face, choosing those investments that are likely to transform the way government works so as to ensure fiscal sustainability over the medium-and long-term.”

Matthew Mendelsohn et al., “Shifting Gears: Paths to Fiscal Sustainability in Canada,” Mowat Centre for Policy Innovation and School of Public Policy and Governance, 2010.

This approach is different from across-the-board program cuts, which would reverse the significant gains in education and health care achieved over the past several years and undermine the foundations of the Province’s long-term economic prosperity. Experiences in Canada and around the world have also shown that deep, across-the-board cuts have ultimately proven unsustainable and have increased costs in the long run.

"Ontario’s residents saw first hand in the 1990s how severe cutbacks in health spending can drive down the quality of — and confidence in — the health care system. It ultimately took more than a decade of massive investments by the Ontario and federal governments to repair much of the damage.”

Don Drummond and Derek Burleton, “Charting a Path to Sustainable Health Care in Ontario: 10 Proposals to Restrain Cost Growth Without Compromising Quality of Care,” TD Economics Special Reports, 2010.

Ontarians have a right to expect their government to lead the way in improving productivity. The government must be certain that it has done everything to embrace innovation and unlock value wherever it can be found.

“‘Across the board’ cuts and freezes that affect programs and services in an undifferentiated way have significant perverse effects. Such cuts erode the quality of public services, reduce the quantity of available services for the same level of taxpayer contribution and affect morale in the Public Service. Over time, they erode citizens’ confidence in government, in the public sector and in public organizations.”

Jocelyne Bourgon, “Program Review: The Government of Canada’s Experience Eliminating the Deficit, 1994–1999, A Canadian Case Study,” The Centre for International Governance Innovation, 2009.

Unlike program cuts, reform cannot be achieved overnight. Reform is a long-term process — one that requires strong partnerships and a fundamental belief in vital, high-quality services for the public. The McGuinty government has a proven record in these important elements of reform.

“In our work with governments and public institutions around the world, we have seen incontrovertible evidence that dramatic improvements in performance and productivity can come about when governments make thoughtful, disciplined operational changes.”

Hans Arnum et al., “Government’s Productivity Imperative,” McKinsey & Company, 2009.

To provide advice on reforms that would help accelerate its plan to eliminate the deficit while protecting education and health care, the government will establish a Commission on Broader Public Sector Reform. Building on reforms already underway, and on the approach to enhanced public service delivery laid out in this Budget, the Commission will examine long-term, fundamental changes to the way government works. The Commission’s work will include exploring which areas of service delivery are core to the Ontario government’s mandate, which areas could be delivered more efficiently by another entity and how to get better value for taxpayers’ money in the delivery of public services.

The Commission will report to the Minister of Finance in time to inform the development of the 2012 Budget. The Commission will not make recommendations that would increase taxes or lead to the privatization of health care or education.

In the shorter term, the government will accelerate its efforts to make public services more effective and improve value for money by consolidating programs, services and back-office functions; developing new ways to deliver programs; and optimizing the value that exists within Ontario’s public sector.

While the Commission does its work, the government will move ahead with measures to make public services more effective and to improve value for money.

The government will:

•	consolidate programs and services to reduce overlap and duplication;

•	develop new ways to deliver programs; and

•	seek to unlock the value of physical and intellectual assets.

1. Consolidation

Overlap and duplication of functions are problems in any organization, but they are especially prevalent in large and diverse ones. Overlap and duplication create unnecessary costs and make it more difficult for people to navigate the system of services. Integrating or consolidating these functions helps reduce costs and improve services, freeing up funds to reinvest in front-line services and reduce the deficit.

Progress to Date

•
Retail sales and corporate tax administration: By harmonizing Ontario’s corporate and retail sales taxes with federal taxes, the Province is on track to save $150 million per year and Ontario businesses are realizing compliance cost savings of more than $635 million per year.

•
Shared services: Shared services models have successfully consolidated services such as information and information technology (I&IT), human resources, procurement and corporate financial systems across the OPS. For example, Ontario Shared Services provides enterprise-wide employee and business support services to the OPS, resulting in savings of $227 million and a 24 per cent reduction in staffing levels.

•
Agency clustering: The government has strengthened agency accountability, efficiency and oversight by creating two new agency clusters of Adjudicative Tribunals under the Ministry of the Attorney General.

New Initiatives

The government will seek new consolidation opportunities in:

•
Collections: A number of different and separate collections functions exist within the OPS. The government is proposing to move towards a more coordinated and centralized collections function within the Ministry of Revenue to reduce costs and enhance collections.

•
Audits and special investigations: The Ministry of Revenue operates a comprehensive compliance audit function for 11 tax statutes. The ministry has also provided audit support to several other ministries. To enhance regulatory audit compliance within the OPS, the ministry is proposing to provide a coordinating audit/inspection support function to all ministries. In addition, the Ministry of Revenue is proposing to provide support to other ministries and BPS organizations where forensic data recovery and forensic accounting services are required.

•
Broader public-sector pensions: The BPS has about 70 smaller single-employer pension plans, many of which have fewer than 100 active plan members. The government will appoint a third party to pursue options for greater efficiencies, including the consolidation of plan administrative functions, pooling of assets for investment purposes and use of technology. The purpose of this review would be to achieve savings and help manage pension funding requirements.

•
Laboratories: The government currently has eight laboratories across six ministries, performing a variety of functions. The cost of these laboratory services is $54 million per year. While continuing to protect public safety, the government will take steps to better align laboratory services across several ministries, including consolidating common testing functions, pooling specialized procurements of supplies and equipment, and exploring facility consolidation.

•
Research: The Ontario government conducts research on a number of fronts. The government will create a specialized organization with a clear mandate to focus research activities on productivity growth in key sectors. This will better leverage private-sector investments and result in estimated cost savings of $3 million over three years.

•	Geographic information systems: The numerous geographic information system-related programs existing across 18 ministries will be explored for consolidation.

•
Benefits administration: The Province provides Ontarians with more than $20 billion a year in income-based benefits and tax relief through more than 40 programs, delivered with the support of the federal government, municipalities and BPS organizations. Multiple application processes make it difficult for some Ontarians to access these programs. To streamline client access to program information, the government has created a one-window portal where individuals can find information quickly and easily. The government is also investigating other changes to further improve benefits program delivery.

•
Children’s aid societies: There are currently 53 children’s aid societies in Ontario. The government has worked with the Commission to Promote Sustainable Child Welfare to identify 21 children’s aid societies that could be consolidated, resulting in efficiencies, service delivery redesign and improved outcomes for children and youth. Efficiencies resulting from these consolidations are expected to grow to $9 million by 2013–14. This funding will be redirected to support front-line child welfare services.

•
Prison modernization: The government is constructing two new state-of-the-art facilities with modern features and advanced technologies that enhance public safety. The government will close underutilized prisons in Owen Sound, Walkerton and Sarnia, and partially close Toronto West Detention Centre. It is anticipated that this will reduce expenditures on the transferred inmates from the oldest facilities by more than 50 per cent, while achieving over $8 million in annual savings.

•
Imaging and data capture services: The Ministry of Revenue will work with ministries across the OPS to leverage its imaging and data capture services to improve and automate document-capture and transactional processing for their programs. This will reduce program costs; speed up the delivery of services to the public; increase secured access to documents electronically; and, for programs with approved record-retention schedules, reduce the size of the government’s office-space footprint by moving millions of paper files to secured electronic records.

•
Collective bargaining: There are nearly 4,000 collective agreements across the BPS. While local bargaining is an important way to achieve targeted solutions, negotiating such a large number of contracts attracts significant transaction costs and, in some cases, makes increased effectiveness and value for money more difficult to realize. The government has created a Labour Relations Secretariat that will work with stakeholders to explore moving to more coordinated bargaining in sectors where it is appropriate.

•
Environmental cleanup: Environmental cleanup is currently carried out through four ministries. Going forward, the Province will consolidate environmental cleanup activities. Key components of this initiative will include integrating funding for cleanup activities, establishing a single inventory of contaminated sites, and developing a risk-based approach to project prioritization.

•
Direct business support: The government has supported the growth of small, medium and large businesses in Ontario since 2003. Now that the government has fundamentally changed the cost structure for business through Ontario’s Tax Plan for Jobs and Growth, there is less need for direct business support. Over the coming years, the government will reduce direct business support while simultaneously moving towards a single window for direct business support programs across the government.

2. New Models of Delivery

One way to improve productivity is to open up the provision of government services to new forms of competition. Competition determines whether services could be delivered more efficiently and effectively by another entity, be it another level of government, a not-for-profit, a social enterprise or a private-sector organization. Just because a particular government department delivers a program today does not mean it should deliver it tomorrow. This is particularly true if another entity could deliver the program more efficiently and effectively, while maintaining high service levels. Through competition, the government expects to realize better customer service outcomes. Decisions will be based on a rigorous assessment of the impact on customer services and efficiencies to be achieved. The private sector would not necessarily be the delivery partner of choice.

“From society’s perspective, it does not matter what types of organizations created the value. What matters is that benefits are delivered by those organizations — or combinations of organizations — that are best positioned to achieve the most impact for the least cost.”

Michael Porter and Mark Kramer, “The Big Idea: Creating Shared Value,” Harvard Business Review, 2011 No.BR1101, 62–77.

Progress to Date

•
Delivering smarter, faster and easier services — The government is delivering services such as telemedicine, newborn registration, forms repository, online vehicle registration renewals, tax remittances, park reservations and electronic business registrations more efficiently. A faster, smarter, more streamlined government-to-business system is made possible by the new user-friendly, online tool: ONe-Source.

•
Online services — The government has significantly increased the number and volume of services available online, including birth certificates, tax payments, vehicle registration stickers, Ontario Student Assistance Program (OSAP) applications and drug benefits. In total, 99 per cent of OSAP applications, 99.8 per cent of Ontario Drug Benefit claims and 84.9 per cent of birth certificate requests are completed online.

•
Infrastructure Ontario — Infrastructure Ontario (IO) has brought more than 50 infrastructure projects to market (of which 16 have been completed), worth close to $21 billion in capital construction, using an innovative alternative financing and procurement model.

“IO is recognized by international infrastructure organizations as being world leaders thanks to a diligent focus on budget, quality, schedule and investing wisely.”

Anna Guy, “Infrastructure Ontario,” The Canadian Business Journal, September 2010.

New Initiatives

The government will pursue opportunities for new models of service delivery in the following areas:

•
ServiceOntario: ServiceOntario is an innovative government organization that pioneered money-back service guarantees for government services. As outlined earlier in this chapter, the government will build on ServiceOntario’s accomplishments to achieve even greater service and value for Ontarians. The government will explore alternative service delivery models for ServiceOntario, including leveraging private-sector investments through a competition, and will explore opportunities to expand its one-stop delivery network to other lines of business, including delivering services on behalf of other governments through partnerships.

•
Court enforcement services: Currently enforcement officers perform duties including the seizure/sale of assets. The government will conduct an enforcement services review to determine the feasibility of other delivery agents performing enforcement-officer functions in the most efficient and effective manner.

•
Building on Infrastructure Ontario’s success: Building on IO’s track record and success at delivering infrastructure projects on time and within budget, the Province intends to expand the role and mandate of IO into new sectors and a broader range of projects. These changes will result in greater efficiencies and more savings for the Province.

•
Realignment of federal/provincial responsibilities: Fiscal constraints also make the case for further realignment of responsibilities between the provincial and federal governments. Disentangling areas of overlapping responsibility clarifies roles, enhances transparency and accountability, and generates savings and efficiencies. Realignment would also help avoid scenarios in which policy decisions at one level of government impose significant costs on another level of government.

Accordingly, Ontario will be calling on the federal government to enter into a realignment process with the Province, which would include the following elements:

•	devolve direct funding and responsibility for immigrant settlement programs to the Province;

•	devolve direct funding and responsibility for remaining labour-market development programs to the Province; and

•	transfer responsibility to the federal government for all inmates serving sentences of over six months.

The overall fiscal savings from any realignments would be apportioned, on an equitable basis, between the federal and provincial governments, for the benefit of Ontario taxpayers. Ontario needs a stronger federal partner for further discussion of realignment of responsibilities between the federal and provincial governments.

3. Unlocking Value Through New Partnerships

Since 2003, the government has strengthened public services and the economy by building new partnerships with key industries, other levels of government and First Nations, among others. Strong partnerships can also support the government’s reform agenda by helping to unlock new forms of value in Ontario’s public sector. The government’s goal continues to be to ensure that the value of physical and intellectual assets developed to serve Ontario taxpayers is being fully realized. The government remains open to new models of management where these models can be demonstrated to be in the long-term interest of Ontarians.

Progress to Date

•
Teranet — The Ontario government concluded an agreement to renew its long-standing business partnership with Teranet Inc. by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario. The Province received a $1 billion upfront payment, which has been used to reduce the Province’s debt and borrowing requirements. The Province will also, beginning in 2017, receive annual royalty payments from Teranet, which are estimated to be $50 million in 2017–18 and to grow in future years. In addition, the agreement provides for continued Provincial control over Teranet fees for statutory land registration and writs services, long-term investments in Ontario’s Electronic Land Registration System, and a performance framework that will ensure that the system remains modern and consistent with evolving industry standards.

New Initiatives

The government will seek to unlock value through new partnerships. Examples include:

•
Exporting Ontario Public Service excellence — In an increasingly competitive global economy, excellence in public services provides a significant competitive edge for jurisdictions. Countries such as China, India, Brazil and Russia are moving to strengthen their public services to be globally competitive. Ontario has built world-leading public service models that have considerable value to other jurisdictions. For example, Ontario’s education curriculum, in which taxpayers have invested heavily, has been recognized by the OECD and McKinsey & Company, among others, as world leading and is used around the world. Ontario taxpayers have invested in these intellectual property assets over time. The potential exists, through partnerships with private- and voluntary-sector entities, to generate revenues from these assets that could be used to protect critical public services for the benefit of all Ontarians.

•
Pursuing partnerships with social enterprise: Public-sector reform means finding new, innovative ways of delivering services. Social enterprise, which uses private markets to pursue public goals, aiming to blend social and economic value, presents an important opportunity for service delivery partnerships in an era of limited resources. In some cases, social enterprises may be able to deliver services more efficiently and effectively than government. Some view social finance investing as an area of significant potential growth, both in Canada and abroad. Social enterprises may also be able to offer new products and services that help reduce fiscal pressures on government. The government will consider opportunities to leverage social venture financing through innovative partnerships that can demonstrate cost savings while maintaining or enhancing service levels.

The Commission on Broader Public Sector Reform will support this vision of new partnerships and opportunities of exporting and monetizing public-sector value. It will do this through addressing fundamental questions on core service delivery mandates of the government and advising on areas that may be more efficiently delivered by other entities.

Section C:	The Record

A Smarter Ontario: Excellence in Education

Ontario’s economic success depends on a strong, publicly funded education system. That means investing in skills and education and helping students reach their full potential, starting as early as kindergarten.

The Plan:

Since 2003, the government has made record investments in education. In 2011–12, Grants for Student Needs funding to school boards will be $21 billion — per-pupil funding will be $11,207, a 4.6 per cent increase from 2010–11.

Investments in education since 2003 have yielded measurable results in terms of improved literacy and numeracy test scores, lower primary class sizes and higher graduation rates. Beyond the numbers, the quality of education is on the rise.

The Results:

Literacy and Numeracy

Since 2002–03, the government has invested in programs to help students improve their reading, writing and math skills. The results are clear: more students are achieving the provincial standard in provincewide tests — in 2009–10, 68 per cent of Grade 3 and 6 students met or exceeded the standard in reading, writing and math. This is a 14 percentage point increase since 2002–03. As well, 77 per cent of students in French- language school boards met or exceeded the provincial standard, a 21 per cent increase since 2003.

The government has implemented a number of initiatives to help students excel in reading, writing and math. These include:

•	11,430 additional teaching positions funded since 2002–03, including over 9,000 more elementary teaching positions, to help reduce class sizes and improve literacy and numeracy skills;

•	69 Student Achievement Officers to work with principals, teachers and board leaders to improve student reading, writing and math skills;

•
the Schools on the Move program, which supports schools that are succeeding in challenging circumstances, such as high levels of student mobility or communities struggling with poverty, and encourages them to share their literacy and numeracy strategies with other schools. Since the initiative began in 2006, over 170 schools have been helped and 33 new schools joined in May 2010;

•
the Schools in the Middle initiative, which supports over 1,400 schools where 50 to 74 per cent of Grade 3 and 6 students are meeting or exceeding the provincial standard. It helps teachers, principals and board leaders implement effective practices to further increase student achievement;

•
the Ontario Focused Intervention Partnership initiative, which provides school boards with resources to help reduce gaps in student learning and achievement, from kindergarten to Grade 6. In 2010–11, 111 schools are being assisted, down from 137 in 2009–10; and

•	74 School Effectiveness Leads to help create and monitor board and school achievement improvement plans and work with schools to promote success.

Ontario Students Excel Internationally

Ontario's 15-year-old students are among the best readers in the world. That was the finding of the 2009 international education study of industrialized nations by the Programme for International Student Assessment (PISA), released by the Organisation for Economic
Co-operation and Development.

The study measured reading literacy levels among 15-year-olds in 65 jurisdictions. It lists Ontario's students in the top 10 in the world for reading. Ontario students also outperformed those in other Canadian provinces in reading. While the report focused on reading, it also found Ontario students did well in math and science.

Primary Class Sizes

Students in junior kindergarten to Grade 3 are receiving more individual attention from their teachers. The government’s goal to reduce the size of primary classes was achieved in 2008–09:

•	90 per cent of primary classes had 20 or fewer students compared to 31 per cent in 2003–04; and

•	100 per cent had 23 or fewer students compared to 64 per cent in 2003–04.

Students in smaller classes get more attention, do better in literacy and numeracy, and are more likely to succeed.

Graduation Rates

Since 2005, the government’s Student Success Strategy has been helping students in Grades 7 to 12 customize their education to their individual strengths, goals and interests. Graduation rates increased from 68 per cent in 2003–04 to 81 per cent in 2009–10. That means more than 72,000 additional students have graduated since 2003–04.

Many programs have been established for students pursuing university, college, apprenticeships or the workplace after graduation.

•
Specialist High Skills Majors allow students to focus on a future career through a bundle of classroom courses, workplace experiences and sector certifications. In 2010–11, approximately 28,000 Grade 11 and 12 students are participating in these programs.

•	E-Learning provides students with online courses and allows teachers to share resources across the province.

•
School-College Work Initiatives and Dual Credits count towards a student’s high school diploma as well as a college certificate, diploma or apprenticeship certification. In 2010–11, an estimated 10,000 students are participating in dual credit programs.

•	Expansion of Cooperative Education allows students to count hands-on learning towards two compulsory high school credits.

The government is also providing support to struggling high school students so they can get back on track to graduate. It invested over $300 million in 2009–10 to help students graduate and move on to college, university, apprenticeships or the workplace. In the 2010–11 school year, the government is providing over $275 million for student support and for additional secondary school teaching positions.

•	Every school board has a Student Success Leader who works directly with principals to facilitate implementation of the Student Success Initiative, which focuses on improving graduation rates.

•
Student Success Teams (which include the principal, Student Success Teachers, guidance counsellors, special education teachers and other educators) provide extra attention and support in every high school to students who need it.

•	Funding has been provided for 1,900 additional secondary school teachers to support improved student achievement, including 800 Student Success Teachers — on average, one per school.

•
During the 2010–11 school year, 85 schools across the province are participating in the School Support Initiative, which centres on building the leadership capacity of staff to improve student achievement.

Communities and Schools

As part of the Poverty Reduction Strategy, the government has made investments to ensure that schools are an integral part of the communities they serve. It has:

•
invested $39.9 million during the 2010–11 school year to make it easier and more affordable for people to use schools after hours. For example, 175 priority schools in 32 school boards offer free space to not-for-profit groups. The government has invested $191 million in the Community Use of Schools initiative since its inception in 2004-05;

•
established 145 Parenting and Family Literacy Centres across the province. The centres help prepare children for starting school and encourage families to be part of their children’s learning. The government invested $9.4 million in the program in the 2010–11 school year, for a total of $32.4 million since inception in 2007–08;

•
reached out to schools in disadvantaged communities to help support parents through Parents Reaching Out Grants. Since 2006, the government has awarded over 7,000 grants to school councils and over 200 regional grants — a total investment of nearly $12 million;

•	invested over $18 million since 2005 in funding to school boards for school councils, Parent Involvement Committees and initiatives led by provincial parent associations; and

•
supported local organizations through the student nutrition program in delivering nutritious meals and snacks for children and youth, particularly those in high-need neighbourhoods; through Breakfast programs in approximately 1,000 communities across Ontario, served an estimated 600,000 children in 2010.

Capital Investments

The government launched the Good Places to Learn program in 2005 to address renewal and the need for new schools across the province. Key initiatives include:

•	$2.25 billion for renewal projects that are completed or underway in over 3,000 schools;

•	$2.5 billion for new schools and school additions to address primary class size, school condition, growth, expanding access to French-language education and other capital priority projects.

The government also announced $550 million to make more than 2,000 publicly funded schools more energy efficient and $50 million to support investments in renewable energy at schools.

Postsecondary Education and Training

Over the last seven years, Ontario has made unprecedented investments in colleges, universities and training institutions, which play a critical role in equipping people for the jobs that will ensure future prosperity. The Province’s investments have included the $6.2 billion Reaching Higher plan for postsecondary education and about $1 billion annually in Employment Ontario, the government’s employment and training network. These investments have led to increased participation in higher education, skills training and apprenticeship programs. They are laying the foundation for future economic growth and social well-being by ensuring that Ontario’s workforce remains among the most skilled in the world.

To continue the progress Ontarians have made in building knowledge and skills and a competitive workforce, it is important to ensure that all government programs and services are delivered as efficiently and effectively as possible.

Examples of Ontario’s Investments in Postsecondary Education

Expanding Access for Students

•   The 2010 Budget announced additional operating grants to build on the unprecedented expansion of access through Reaching Higher.

•   Between 2002–03 and 2010–11, postsecondary operating grants rose by about 73 per cent.

•   In 2011, the Ontario government committed $73.7 million over five years to enhance access and improve students’ ability to move between postsecondary institutions by supporting a provincewide credit transfer system.

Expanding and Modernizing Learning Facilities

The Province has made significant investments to expand and renew facilities at colleges and universities, including:

•   $35 million to support the creation of 100 additional medical school spaces;

•   a $190 million investment in 12 skills training facilities at colleges;

•   $289 million for 22 major capital projects at universities;

•   one-time investments of $200 million in 2004–05 and $400 million in 2007–08 to support facility renewal at colleges and universities; and

•   $1.5 billion in joint federal–provincial stimulus investments for 49 projects through the Knowledge Infrastructure Program.

Enhancements to Student Assistance

•   Ontario has one of the most generous student assistance programs in the country. For example, dependent university students from middle-income families can receive up to $12,300 in financial support in 2010–11, up from $4,300 in 2003–04. Dependent university students from lower-income families can receive up to $12,900 in 2010–11, up from $9,400 in 2003–04.

•   Ontario Student Assistance Program (OSAP) enhancements introduced in 2010–11 include increasing student loan limits to $360 per week for single students and doubling the income exemption, so students keep up to $103 per week in earnings from part-time jobs, indexed to inflation.

•    The number of grants available to students has more than tripled — over one in four students, or 143,000, receive non-repayable grants.

•    Grants make up 61 cents of every provincial dollar provided to students — up from 44 cents in 2003–04.

•    For loans issued in 2010–11, the Ontario Student Opportunity Grant (OSOG) will limit annual repayable debt to $7,300 for a two-term academic year.

As a result of investments in student assistance, the number of Ontario college and university students qualifying for OSAP increased by 56 per cent from 2003–04 to 2009–10, while college and university enrolment increased by 19 per cent.

Examples of Ontario’s Investments in Employment and Training

Employment Ontario

•   Employment Ontario invests about $1 billion each year in employment and training services. In the last two years, additional funding was provided in response to rising demand for services caused by the global recession.

•   The Second Career program, part of the Employment Ontario network, offers laid-off workers up to two years of training to help them find jobs in growing sectors of the economy.

Expansion of Workplace Training

•   The Province introduced the Apprenticeship Training Tax Credit (ATTC) in 2004 to encourage employers to hire and train apprentices.

•   The 2009 Budget enhanced the Co-operative Education Tax Credit (CETC) and the ATTC.

•   The government launched the Ontario College of Trades to help modernize the province’s apprenticeship and skilled trades system.

Support for New Canadians

•   Since 2003, the Province has invested more than $900 million in programs and services across Ontario to help newcomers settle, get language training, and become job-ready and licensed in their field, including $175 million in more than 220 bridge training programs.
•   Ontario passed the Fair Access to Regulated Professions Act, 2006 to ensure a fair and transparent process for obtaining registration and licensing in regulated professions.

The Results:

A Skilled Workforce for Tomorrow

•	Employment Ontario serves more than one million clients annually.

•	About 200,000 additional students, including 60,000 more apprentices, are learning than in 2002–03.

•	15,000 new graduate spaces will be created by 2011–12.

•	College and university enrolment growth in the past decade was over five times the amount of growth in the 1990s.

•	260 new first-year medical student spaces will be created by 2011–12, a 38 per cent increase since 2003.

•	Universities increased their degree completion rates from 73 per cent in 2002–03 to 79 per cent in 2009–10. Colleges increased their rates from 57 per cent to 65 per cent.

•	Since 2003, about 41,000 internationally trained individuals have been served through bridge training programs to help them get work in their field of expertise.

Support for Students and Workers

•
About 210,000 students in 2010–11 are benefiting from improvements to student financial assistance introduced since 2004–05, including more access to grants and relief for students who need help managing and repaying their loans.

•	University per-student operating funding is 28 per cent higher in 2010–11 than in 2002–03 and college per-student operating funding is 41 per cent higher.

•	Second Career has served about 41,000 clients since June 2008. About 74 per cent of surveyed participants found employment within one year of completing their skills training.

•	Rapid Re-Employment and Training Service has provided counselling for more than 137,000 workers affected by layoffs and plant closures since 2007.

•	Nearly 130,000 young people benefited from support for summer employment opportunities in 2010.

Improving Accountability and Modernizing Delivery

The government is dedicated to transforming and modernizing the services it provides. It has implemented a number of measures to ensure that the postsecondary education and training system responds to the needs of students, job seekers, employers and communities. These include:

•	transforming Employment Ontario into an efficient, integrated training network, removing duplication;

•
implementing a new website and smartphone application to transform access to OSAP. Students can now apply three months earlier for OSAP, gain a better understanding of the different types of financial assistance available and better plan for their school year; and

•	a decline in the OSAP default rate to 8.0 per cent in 2009, its lowest since default measurement began in 1997.

Health

Since 2003, the McGuinty government has taken significant steps to strengthen Ontario’s public health care system. The investments made over the past seven years have focused on rebuilding and transforming the health care system to give Ontarians better access to primary care and shorter wait times, while promoting health and preventing illness.

Better Access to Primary Care

Before 2003, many communities across Ontario were experiencing a shortage of doctors and nurses.

The Plan:

The government has made improving access to health care for all Ontarians a priority. Significant investments in the health care system have created a patient-centred approach that is delivering better care for families where and when they need it.

The Results:

Since 2003, the government has helped over one million more Ontarians have access to a family doctor and there are now more ways than ever for Ontarians to access the care they need.

•
The government created 200 Family Health Teams (FHTs) composed of a range of health care professionals who work collaboratively to provide comprehensive primary health care to over three million Ontarians. More than $300 million is invested annually to support Ontario’s FHTs.

•
Ontario was the first Canadian province to introduce nurse practitioner-led clinics to its communities. Twenty-five clinics will be operational by 2011–12 and will be supported by an investment of over $20 million per year. These clinics will help improve access to primary care for more than 40,000 Ontarians.

•
The Province launched Health Care Connect in 2009 to help Ontarians without a family health care provider find family physicians and nurse practitioners who are accepting new patients in their community. So far, over 50,000 Ontarians have been referred to a family physician or nurse practitioner through this service. For more information on Health Care Connect, visit www.ontario.ca/healthcareconnect.

The Province has increased the supply of health care professionals practising in Ontario to help provide all Ontarians with access to care.

•
Since 2003, the government has invested over $770 million for nursing initiatives, including support for the creation of more than 10,000 nursing positions and to guarantee a full-time job opportunity to every new nursing graduate. Ontario is one of the few jurisdictions in the world to provide this opportunity for new nurses.

•
Since 2003, funding to support the retraining of international medical graduates has increased from $16 million to $83 million, resulting in an additional 2,000 international medical graduates practising in Ontario. The Province currently offers more training positions and assessments for international medical graduates than all other provinces combined.

•
By 2011–12, the government will have added 260 more first-year medical school spaces — a 38 per cent increase since 2003. By 2013, twice as many doctors will be graduating from Ontario’s medical schools.

•
In 2005, the government opened the Northern Ontario School of Medicine — the first new medical school in Canada in 30 years — with main campuses in Thunder Bay and Sudbury and research sites across northern Ontario. The school has graduated 107 new doctors since the spring of 2009.

•	Three new undergraduate medical education campuses have been established in Kitchener-Waterloo, St. Catharines and Windsor. In September 2011, a fourth campus is scheduled to open in Mississauga.

Shorter Wait Times

In 2003, Ontarians were waiting longer than medically recommended to obtain needed surgical and diagnostic services. This can contribute to diminished health outcomes, deteriorating health status and reduced quality of life.

The Plan:

To address this issue, in 2004 the government launched a Wait Time Strategy to build additional capacity for surgical procedures and diagnostic services. In 2008, the Strategy was expanded to address emergency room wait times and associated Alternative Level of Care (ALC) pressures, where patients occupy acute care beds in hospitals while waiting for services to open up in a community care setting.

The Results:

To date, the government has invested approximately $1.5 billion to fund more than two million additional medical procedures; redesign system processes; reduce bottlenecks to improve patient flow; measure progress; and publicly track results. As a result, Ontario now has the shortest wait times in Canada.

According to the Fraser Institute’s “Waiting Your Turn: Wait Times for Health Care in Canada, 2010 Report,” patients in Ontario experience the shortest wait (14 weeks) from general practitioner referral to elective treatment for surgical and other therapeutic treatments in Canada.

Bacchus Barua, Mark Rovere and Brent Skinner, “Waiting Your Turn: Wait Times for Health Care in Canada, 2010 Report.” Fraser Institute, 2010.

Since implementation of the Wait Time Strategy, Ontarians are getting:

•	cataract surgeries 191 days earlier;

•	hip and knee replacements 160 and 243 days earlier, respectively;

•	cardiac procedures up to 22 days earlier;

•	cancer surgeries 19 days earlier; and

•	general surgeries (since 2008) 14 days earlier.

Since 2008, patients with complex conditions are spending 10.6 per cent less time waiting in emergency rooms and patients with minor, uncomplicated conditions are spending 8.3 per cent less time.

However, the sustainability of wait time achievements will also depend on adequate federal support. The federal government needs to renew its commitment to the reduction in health care wait times beyond when current agreements expire in 2013–14.

Key investments have also been made in the community to help reduce wait times and ALC pressures while providing more choice to Ontarians, preventing hospitalization and ensuring that the appropriate type of care is available when needed.

These investments include:

•
$1.1 billion over four years, beginning in 2007, for different community programs under the Aging at Home Strategy, which provide support to seniors and their caregivers to help seniors stay healthy and live with dignity and independence in the comfort of their own homes;

•	there are 58 per cent more clients receiving home care since 2003;

•	an additional $1.4 billion in long-term care homes since 2003, adding about 9,000 more beds and increasing staff in the homes by 7,000;

•	an increase of $826 million in funding since 2003 for community care access centres to assess clients’ needs and manage the delivery of home care for Ontarians who require it; and

•
a 73 per cent increase in funding since 2003, representing an additional investment of $97 million, for assisted living services in supportive housing, giving seniors more options for staying in their community.

The government is proposing an amendment to the Community Care Access Corporations Act, 2001 to ensure the public has the right to communicate in French with, and receive available services in French from, community care access centres across the province.

The government is proposing an amendment to the Assessment Act to provide a property tax exemption for non-profit hospices offering end-of-life care. Eligibility criteria would be prescribed in regulation.

Promoting Health and Preventing Illness

Healthy people enjoy a higher quality of life and cost the health care sector less.

The Plan:

The government is committed to active and healthy living, health promotion and illness prevention. Over the long term, investments in these areas help Ontarians live longer and healthier lives and support efforts to manage costs in the health care system.

The Results:

•
In 2008, the government launched the Ontario Diabetes Strategy, a $741 million investment to prevent diabetes for those at risk, improve care across the health care system and provide a better quality of life for those living with diabetes.

•	Ontario is also the first province in Canada to fully fund insulin pumps for children and adults with Type 1 diabetes, saving families up to $18,300 per person in the first five years.

“An estimated 1.169 million people in Ontario have been diagnosed with Type 1 or Type 2 diabetes in 2010, representing 8.3 per cent of the population. Health issues associated with diabetes accounted for $4.9 billion in estimated direct and indirect costs to the health system in 2010.

By 2020, the number of people diagnosed with diabetes is expected to increase by another 734,000 to reach 1.9 million people and $7 billion in estimated health costs (direct and indirect), representing a 42 per cent increase.”

Canadian Diabetes Association, “The Economic Burden of Diabetes in Ontario,” September 2010.

“eHealth Ontario has turned around and is on track, rolling out Electronic Health Records to meet the government’s commitment to provide them for all Ontarians by 2015.”

Greg A. Reed, President and CEO, eHealth Ontario.

•	The investment the government has made in the development of Electronic Health Records will benefit the health care system through the ongoing implementation of:

•
an electronic Diabetes Registry, to consolidate information on Ontarians living with diabetes, including clinical information and lab results. It will support health care professionals in treating Ontarians with diabetes and encourage best practices by providing access to decision support tools, and tools for monitoring patient progress and adherence;

•	the Electronic Medical Records (EMR) program, which supports development and use of electronic versions of individual patient information;

•	as of December 31, 2010, nearly 6,000 physicians were enrolled in the EMR program. These physicians provide care for more than five million Ontarians;

•	by 2012, it is projected that more than 9,000 physicians will be using EMRs to care for more than 10 million Ontarians;

•	the ConnectingGTA (cGTA) project to give health care providers streamlined access to patients’ health information as they work to provide high-quality care; and

•
a Medication Management System, which uses technology to generate, authorize and transmit prescriptions from doctors and other prescribers to pharmacists and other dispensers. The goal is to eliminate errors arising from handwritten prescriptions and facilitate electronic delivery of prescriptions to pharmacies.

•
Before 2003, there was no provincial program to screen Ontarians for colorectal cancer — the second deadliest form of cancer in Canada. In 2007, the government invested more than $193 million over five years to support a provincewide colorectal cancer screening program. The program has now funded 115,000 colonoscopy procedures and processed nearly 1.3 million fecal occult blood tests since inception.

•
Before 2003, Ontario screened for two rare genetic disorders in newborns. Since then, the government has expanded the newborn screening program and is now investing more than $10 million per year to screen for 28 rare genetic disorders — making it the most comprehensive program in Canada.

•
Since 2003, Ontario has expanded its publicly funded vaccine program for children under age two, saving families up to $790 per child. At school, students can also receive immunizations through the program to protect against hepatitis B, meningococcal disease, influenza and the human papillomavirus (HPV), saving families up to $600 per school-aged child.

•	The government has enhanced dental services for low-income Ontarians.

•
In 2009, the government expanded the Children in Need of Treatment program to include children 17 years of age or under. The program provides access to urgent or emergency dental care for children and youth who cannot afford treatment. In 2010, the program provided services to over 50,000 children and youth with serious oral health problems that might otherwise have gone untreated.

•
Healthy Smiles Ontario, introduced in 2010, provides a range of preventive and early treatment dental services to children and youth from low-income families who have no access to dental coverage. Services include checkups, cleaning, fillings and X-rays. This program is expected to serve up to 130,000 children 17 years of age or under.

•
In 2005, the government created the Ministry of Health Promotion and Sport, which is responsible for promoting health and wellness through nutrition, healthy eating, sports and recreation, and preventing disease, injury and addiction through investments in public health and initiatives to support a smoke-free Ontario.

•	To protect people from tobacco-related illnesses, the government has encouraged more Ontarians to quit smoking and has toughened tobacco laws.

•	In May 2006, smoking was banned in workplaces including work vehicles and enclosed public places.

•	In May 2008, the retail display of tobacco products was banned.

•	In January 2009, the smoking ban was extended to include motor vehicles when children under 16 are present.

•	In July 2010, the government restricted the sale of certain flavoured cigarillos to youth and young adults.

•	The prevalence rate of smokers in Ontario between 2000 and 2009 has been reduced by 24 per cent.

•	In 2005, the government mandated 20 minutes of physical activity every day for students in Ontario’s elementary schools to help young people lead healthy, more active lives.

•	In addition to banning trans fat from food and beverages sold at schools in 2008, Ontario announced a new School Food and Beverage Policy in January 2010 that comes into effect on September 1, 2011.

•
The policy includes nutrition standards for foods and beverages sold in schools — making it easier for schools to determine which foods they can and cannot sell. This policy will give students healthier places to learn and help them perform better in school.

•
Ontario is continuing to implement the Working Together for Kids’ Mental Health initiative. The program has been rolled out in four communities by partnering with schools and service providers. This gives front-line workers, such as teachers and child and youth workers, training and tools for risk screening and needs assessment. The goal is to identify issues sooner so that children and youth can be linked with appropriate services.

Managing Health Care Costs

Ontario has made significant investments to rebuild the health care system to ensure its sustainability for generations to come. Health sector funding in 2011–12 is $18.2 billion higher than it was in 2003–04. The Province’s investments in health care are generating the results Ontarians deserve and are benefiting from today — better access to primary care, shorter wait times, promoting health and preventing illness. The government’s focus now is to manage the rate of growth in health spending to a sustainable level, while protecting front-line service delivery of quality care.

In the 2010 Budget, the government set a goal of holding annual health sector spending increases to three per cent by 2012–13. The government is on track to meet this target and to maintain this rate of growth into 2013–14 after accounting for time-limited investments. It is doing so by introducing reforms that focus on providing services supported by evidence, improving quality and accountability in the sector, and increasing the value of investments in the health care system.

Ontario Drug Strategy

Ontario spends more on generic drugs than most developed countries and has been paying some of the highest prices for generic drugs. High drug prices prevent money from being invested in front-line services.

Since 2006, the government has made changes under the Ontario Drug Strategy to improve the value for money that Ontarians pay for prescription drugs, increase access to more effective drugs, and enhance governance, transparency and accountability in the public drug system.

The government’s reforms are saving about $500 million per year that is being reinvested back into the health care system.

Key elements of the Ontario Drug Strategy include:

•	expediting the approval and funding processes for new and more effective drugs covered under the Ontario Public Drug Program; and

•	reducing the prices of most generic drugs to 25 per cent of the cost of the comparable brand-name product.

Investments in Efficiencies and Cost Prevention

The government is committed to reducing Alternative Level of Care (ALC) pressures, where patients occupy acute care beds in hospitals while waiting for services to open up in a community care setting. The government is building on previous investments through its Wait Time Strategy and Aging at Home Strategy by increasing funding to the community services sector by approximately three per cent per year over the next three years. These investments will go to long-term care homes, home care and other community supports, assisted living services, and mental health and addiction services.

These investments will strengthen access to care in the home and the community where people want it; improve the health system’s capacity and ability to care for individuals after hospital discharge; and, where possible, avoid costly hospitalization or a visit to the emergency room. This in turn will help manage down acute care pressures.

Excellent Care for All Strategy

Ontario’s Excellent Care for All Strategy focuses on the delivery of quality, evidence-based services that provide real patient benefits.

In June 2010, the Excellent Care for All Act, 2010 received Royal Assent. As a result:

•	hospitals will now be required to develop and post annual quality improvement plans; and

•	the compensation of health care executives will be tied to the achievement of performance improvement targets under these plans, making them more accountable for the quality of patient care.

The government will propose an amendment to the Freedom of Information and Protection of Privacy Act to support the development of quality improvement plans by hospitals.

As part of the Excellent Care for All Strategy, the government has been modernizing the Ontario Health Insurance Plan (OHIP) to ensure funding is being directed where evidence shows the greatest value, without compromising access to services deemed medically necessary by health care experts. Measures include:

•
curbing unnecessary testing based on the best available medical evidence, which is expected to save over $120 million annually. This includes changes implemented since July 2010 to vitamin D and sleep-study testing, as well as proposed changes to pre-operative testing that are expected in 2011, if passed;

•	changes to the Out-of-Country program to expand bariatric surgeries and reduce the need for patients to go out of country, which is expected to save an estimated $21 million in 2011–12; and

•
further proposed changes to the Out-of-Country program to better align funding for out-of-country services with services delivered in Ontario, including laboratory tests and drug therapies. These proposed changes are expected to save $29 million annually, if passed.

More Integrated Local Health Services

Before 2003, there was limited local involvement in health care decision-making. District Health Councils conducted health care planning but had no authority to implement plans.

In 2006, the government created 14 Local Health Integration Networks (LHINs) to facilitate the delivery of health care services in Ontario. Local Health Integration Networks have a mandate to engage their communities and local health care providers on how health dollars are spent in their regions.

Local communities now have a say in how Ontario’s health care budget is spent. Working with their health systems and community partners, LHINs are well positioned to better integrate services and strengthen continuity of care. This is critical to reducing the kinds of pressures on the acute care system that are reflected in the high number of ALC days in hospitals.

The formation of LHINs has led to additional efficiencies to create better value for investment in health services. For example, as part of LHIN implementation, the Province reduced and reorganized 42 community care access centres into 14 to align with LHIN boundaries.

Electronic Health Records

Electronic Health Records will enable better sharing of health information that will improve patient care and create a more effective and cost-efficient health care system. For more information on Electronic Health Records, see earlier in this chapter.

Helping Ontario Families

Since 2003, the government has consistently supported children and families with a range of investments, social system improvements and new programs.

Poverty Reduction Strategy

Ontario’s Poverty Reduction Strategy, announced in December 2008, is a long-term comprehensive plan that aims to reduce child poverty. This would ensure that low-income Ontarians, especially children, have the opportunity to reach their full potential.

Reducing poverty narrows Ontario’s prosperity gap and strengthens the economy. As the economy strengthens, these investments will help ensure that every Ontarian has the opportunity to participate in it.

Ontario Child Benefit

The Ontario Child Benefit (OCB) is the cornerstone of the Poverty Reduction Strategy. It provides up to $1,100 annually per child and benefits over one million children in about 530,000 families.

The OCB is a non-taxable, income-tested monthly benefit paid to low- to moderate-income families with children under age 18. It has transformed the children’s benefit system by providing support to all low- to moderate-income families with children, regardless of the source of their income. The OCB treats all children in these families equally and makes it easier for parents to transition from social assistance to employment.

The Plan:

The government remains committed to supporting children and families by increasing the OCB to a maximum of $1,310 per child annually.

The Results:

•	In July 2009, the OCB was increased from a maximum of $600 to $1,100 annually per child, two full years ahead of schedule.

•
Starting in July 2011, OCB payments will be divided equally between parents in shared custody arrangements each month. As the Ontario Child Care Supplement for Working Families (OCCS) is consolidated with the OCB, the government proposes to apply the same payment rule for shared custody cases to the OCCS program. These changes would provide a steady flow of benefits to each parent in shared custody arrangements throughout the year.

•
The Ontario Child Benefit Equivalent is a related program that helps children and youth in the care of children’s aid societies reach their full potential by supporting their participation in learning and recreational programs and by providing savings they can use when they reach age 18.

Protecting Workers

The Plan:

The government continues to provide opportunities to workers and their families, which will help to ensure the province’s long-term prosperity.

In response to recommendations provided by the Expert Panel on Occupational Health and Safety, chaired by Tony Dean (former Secretary of the Cabinet), in December 2010, the government is proposing amendments to the Occupational Health and Safety Act and the Workplace Safety and Insurance Act, 1997. These proposed amendments would improve the province’s workplace safety system, help prevent injuries and increase protection for workers.

In its Poverty Reduction Strategy, the McGuinty government encouraged the federal government to double the Working Income Tax Benefit (WITB) from the original $1,000 level. The federal government increased the maximum WITB for families from $1,044 to $1,680 for 2009. The WITB is indexed for inflation each subsequent year to preserve the value of the benefit. The increase was a step in the right direction but fell short of what low-income working families need to succeed. Ontario continues to call on the federal government to increase the annual benefit significantly to provide greater support for working families.

The Results:

•
The government has increased Ontario’s minimum wage by 50 per cent since 2003, helping many low-income working families and individuals. These increases outpaced inflation and helped make up for a nine-year freeze in Ontario’s minimum wage from 1995 through 2003. The Ontario minimum wage will remain at $10.25 per hour in 2011, following seven consecutive annual increases, and fulfilling the government’s 2007 commitment to raise the minimum wage to that amount.

•	In the fall of 2011, the government will appoint a committee representing both business and workers to provide advice on the minimum wage in advance of the 2012 Budget.

•
Since 2009, the government has invested an additional $4.5 million annually to increase the number of employment standards officers in the province. The government has also invested an additional $6 million over two years to help reduce the backlog of employment standards claims and improve the protection of Ontario’s employees, thereby reducing hardship for workers and their families.

•
As part of Ontario’s Tax Plan for Jobs and Growth, the government is providing about $1.4 billion annually in additional assistance to low- to moderate-income people through the Ontario Sales Tax Credit, Ontario Energy and Property Tax Credit, and Northern Ontario Energy Credit.

To help low- to moderate-income families and single people better manage their household budgets, the government is proposing to combine the payments of these three credits, which appear in Table 1 and are currently paid quarterly, and deliver them monthly through the new Ontario Trillium Benefit, starting in July 2012.

TABLE 4. 2011 Ontario Benefits Payment Schedule
Payment Date1	Payment Type	Payment Amount
January 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
February 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Northern Ontario Energy Credit	Up to $65 for individuals, or up to $100 for families (second of two payments)
	Ontario Sales Tax Credit	Up to $65 quarterly for each adult and child
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
March 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
April 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
	2010 Children’s Activity Tax Credit	Up to $50 per child (up to $100 for a child with a disability) annually, paid as part of 2010 income tax assessment
	2010 Ontario Energy and Property Tax Credit	Up to $900 for non-seniors, or up to $1,025 for seniors, annually, paid as part of 2010 income tax assessment
	Ontario Senior Homeowners’ Property Tax Grant	Up to $500 for eligible seniors annually, paid 4 to 8 weeks following the assessment of the 2010 income tax return
May 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Sales Tax Credit	Up to $65 quarterly for each adult and child
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
June 2011	Ontario Child Benefit	Up to $91.74 per child monthly3
	Ontario Sales Tax Transition Benefit	Up to $335 for families, or up to $100 for individuals (third of three payments)
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
July 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Energy and Property Tax Credit	Up to $229.25 for non-seniors, or up to $261 for seniors, the first of four payments for the year
	Northern Ontario Energy Credit	Up to $33 for individuals, or up to $51 for families, the first of four payments for the year
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
August 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Sales Tax Credit	Up to $66.25 quarterly for each adult and child
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
September 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2

TABLE 4. 2011 Ontario Benefits Payment Schedule (cont’d)
Payment Date	Payment Type	Payment Amount
October 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
November 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Sales Tax Credit	Up to $66.25 quarterly for each adult and child
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
December 2011	Ontario Child Benefit	Up to $91.66 per child monthly
	Ontario Energy and Property Tax Credit	Up to $229.25 for non-seniors, or up to $261 for seniors, the second of four payments for the year
	Northern Ontario Energy Credit	Up to $33 for individuals, or up to $51 for families, the second of four payments for the year
	Ontario Clean Energy Benefit	About $12.80 per month for a typical residential consumer using 800 kWh per month2
1 Payment date will vary for some credits and benefits depending on when an income tax return is assessed.
2 Ontario Clean Energy Benefit (OCEB) is effective as of January 1, 2011. Due to the length of time required for implementation, these price adjustments will appear on electricity bills no later than May 2011, and will be retroactive to January 1, 2011. OCEB amount will vary based on actual price, consumption and location. Timing of payment also depends on billing cycle of each distribution company (e.g., monthly, bi-monthly), as well as amount of payment on each bill (e.g., one or two months’ worth of the OCEB).
3 The June 2011 Ontario Child Benefit payment amount includes a catch-up amount of $0.08 to bring the total payment for the July 2010 to June 2011 benefit year to $1,100 per child.

Affordable Housing

Safe and affordable housing is an important component of Ontario’s Poverty Reduction Strategy.

The Plan:

In November 2010, the Province released its Long-Term Affordable Housing Strategy. Building on investments in the housing sector, implementing the Strategy will make the existing housing system more accountable, transparent and accessible, and will improve the lives of people who need housing.

The Province is working with the federal government on a new affordable housing initiative that would extend federal and provincial funding.

The Results:

•
As part of stimulus investments in 2009–10 and 2010–11, the Province and the federal government invested $704 million for social housing rehabilitation and energy retrofits of more than 185,000 social housing units in Ontario.

•
The Canada–Ontario Affordable Housing Program is helping create new affordable housing for low-income families. Since 2005, over 14,000 units have been completed and close to 7,500 units are under construction or in the planning stages.

•	Approximately $450 million is also invested annually in housing and homelessness services for those in need.

•
Since 2004, the government has invested over $33.8 million and more than 23,800 Ontario families have avoided eviction as a result of the government ensuring stable funding for municipal rent banks across Ontario.

Social Assistance

Social assistance provides financial and employment assistance for people in financial need. The program consists mainly of Ontario Works and the Ontario Disability Support Program. Social assistance benefits include a basic needs allowance and shelter allowance to help with the cost of housing.

The Plan:

Since taking office in 2003, the government has taken significant steps to enhance and improve social assistance programs.

The Results:

Building on the government’s Poverty Reduction Strategy, the largest review of social assistance programs in Ontario in more than 20 years was launched in November 2010 and is being led by the Honourable Frances Lankin, P.C., and Dr. Munir Sheikh. The review, which will be completed by June 2012, will:

•	recommend ways to improve people’s ability to find and keep jobs and guarantee security for people who cannot work;

•	examine and determine the effectiveness of social assistance in Ontario and its role in relation to other parts of Canada’s income security system; and

•	provide for a system that is simple to understand, easy to access, financially sustainable and accountable to taxpayers.

Taking into account the increase proposed in this Budget, social assistance rates would have increased by a cumulative compounded amount of 13.7 per cent since 2003.

The government will continue to focus on measures that will increase program accountability, including the implementation of a new information technology application that will improve capacity to manage and track social assistance information.

Support for Children and Youth with Special Needs

The government provides support for children and youth with special needs and their families through a number of community-based programs.

The Plan:

The government continues to support children and youth with complex special needs and autism through programs delivered through the social services system. These programs are complemented by supports provided through the health and education systems.

The Results:

•	The government has increased investments for complex special needs by $50 million, or 167 per cent, between 2003–04 and 2010–11, to about $80 million annually.

•
The government also plans to spend over $186 million annually to support children and youth with autism spectrum disorders, as they transition into and through school; provide respite services to families; and offer intensive behavioural intervention therapy and applied behavioural analysis services and supports to over 9,000 children. Since 2003–04, the government has more than quadrupled support for children and youth with autism spectrum disorders and their families.

Child Welfare

Across Ontario, child welfare services are currently provided by 53 children’s aid societies.

The Plan:

The government has established the Commission to Promote Sustainable Child Welfare. The Ministry of Children and Youth Services is working with the Commission and with children’s aid societies to implement cost-containment and transformation strategies to create a more accountable and financially sustainable child welfare system that improves outcomes for children and youth.

Ontario is helping more Crown wards succeed in school and move on to postsecondary education with support such as Education Championship Teams that offer mentorship, peer support, motivation and guidance. The government continues to explore options for further enhancing its Crown Wards Success Strategy to improve educational outcomes and smooth the transition to adulthood.

The Results:

•
Ontario has been improving child welfare services through legislative changes and new investments of over $400 million since 2003, bringing the total investment in 2011–12 to $1.5 billion. As a result, fewer children are coming into care and more are living in safe, stable, permanent homes.

•
The government is acting on the recommendations of the Commission to consolidate children’s aid societies. Progress has also been achieved in bringing down the costs of some children’s aid societies through efficiency measures and service delivery redesign.

•
The development of the Child Protection Information Network will support sector transformation by allowing children’s aid societies to share relevant and timely information, lessen their administrative burden and improve ministry oversight by providing accurate data on expenditures and client services.

Safe and Secure Ontario

The Plan:

The government is committed to building stronger, safer communities in Ontario. Since 2003, the government has made significant investments to improve community safety. The government is providing over $4.4 billion annually, over the medium term, for a number of key initiatives that are improving the effectiveness of the justice system, protecting Ontario families and focusing funding where it is needed most to support the government’s public safety agenda.

This Budget provides annual funding of approximately $13 million in 2011–12 and ongoing for the Provincial Anti-Violence Intervention Strategy (PAVIS) and Toronto Anti-Violence Intervention Strategy (TAVIS). These initiatives help address guns and gangs violence in Toronto and across Ontario. This investment also builds on the $51 million announced in 2006 to help police and prosecutors investigate and prosecute gun crimes.

This Budget is also providing approximately $31 million over three years for new victims’ programs and to enhance existing victims’ services, including support services for victims of domestic violence and initiatives to support Aboriginal victims in remote northern communities. This funding reinforces the government’s commitment to supporting victims of crime across Ontario.

The government is committed to addressing crime on Ontario’s streets and is providing approximately $1 billion annually for policing services. Since 2003, the government has provided funding for over 2,000 additional police officers on Ontario’s streets. Ontario dedicated its allocation of funding under the federal Police Officer Recruitment Fund to police officers, resulting in up to 329 new officers in Ontario communities. Since 2003, overall crime rates in Ontario have declined by 17 per cent, including an 11 per cent reduction in violent crime. Ontario’s streets are safer and Ontario’s communities are more secure thanks to the efforts of Ontario’s public safety employees.

The Results:

•
PAVIS and TAVIS: Funding has allowed police services, including those in Toronto, London, Hamilton and Sudbury, to continue to target guns and gangs, dismantle criminal gangs and seize illicit drugs, and has led to charges against those engaging in criminal activity. Since 2007, these initiatives have led to more than 1,100 arrests, 2,000 criminal charges being laid, and the removal of 200 illegal firearms. PAVIS funding has now grown to 17 communities in Ontario.

•
Justice on Target: In 2008, the government launched the Justice on Target Strategy that aims to reduce the average number of days and appearances needed to complete a criminal case by 30 per cent by 2012. The Justice on Target Strategy is helping to ensure that criminal cases are dealt with in a timely and effective manner.

•
Justice Infrastructure: Ontario’s infrastructure investments also support the government’s commitment to safe and secure communities by providing modern, effective, accessible justice services. In October 2010, the Durham Consolidated Courthouse was opened. The Courthouse successfully consolidated services previously delivered from eight different locations across Durham region. The government is also building a new Forensic Services and Coroner’s Complex, expected to be completed in 2013. This investment will enhance Ontario’s ability to meet the demands of modern forensic investigations and criminal prosecutions.

•
Human Trafficking: In February 2011, the government announced approximately $2 million over three years to fight human trafficking in Ontario. The government’s strategy focuses on prevention and enforcement and will provide services for victims of human trafficking across Ontario through supports such as help lines and outreach services.

Improving Access to Justice

The Plan:

The government continues to improve access to justice for Ontarians through a series of investments across the sector, including in legal aid, human rights transformation, Aboriginal justice, family justice and changes to small claims courts.

The Results:

•
Legal Aid Ontario: Beginning in 2009–10, the government invested an additional $150 million over four years in Legal Aid Ontario (LAO). This is the province’s largest investment in legal aid since its inception. This funding will support enhanced family law and poverty law services, instituting block fees, increasing the hourly fees for lawyers over the next seven years and increasing legal aid fees for expert defence witnesses. This will ensure ongoing high-quality services for the most vulnerable. The government provides over $300 million annually for legal aid services to low-income Ontarians.

•
Human Rights Transformation: In 2008, the government continued to assist vulnerable Ontarians by introducing changes to Ontario’s human rights system. These changes are helping to ensure the timely resolution of human rights claims, increased access to legal supports and the promotion of human rights. The changes also enable the Ontario Human Rights Commission and Tribunal to resolve human rights claims faster, provide legal support for those who need it, and promote and advance human rights.

•
Aboriginal Justice: The government is committed to working with Aboriginal communities across Ontario to improve access to justice and address Aboriginal victimization. Ontario provides approximately $25 million annually for Aboriginal legal initiatives, including specialized legal aid services for Aboriginal Peoples and funding for community-based projects to help Aboriginal victims of crime.

•
Family Justice Reform: The government has also made significant progress in transforming the family justice system and is expanding family mediation and information services provincewide to all courts by the summer of 2011 (currently available in 17 court locations). These services provide family law clients with information regarding custody, access and child/spousal support, and will help more vulnerable families avoid the courtroom with faster, more affordable, out-of-court resolutions.

•
Small Claims Court: In January 2010, the Small Claims Court limit was increased from $10,000 to $25,000. This increase is improving access to justice by allowing more individuals and businesses to resolve more claims in a simple and inexpensive way.

Better access to justice, support for the vulnerable and a strong commitment to community safety are all part of the government’s plan to provide safe communities for Ontario families. The justice sector will continue to manage responsibly by allocating resources where they are needed most and transforming service delivery to build stronger, safer communities.

Infrastructure Investments

By the end of 2010–11, Ontario will have invested $62 billion in infrastructure since 2003. This includes investments in transit and highway improvements.

The Province has also greatly improved the procurement and delivery of large infrastructure projects through Infrastructure Ontario and Metrolinx.

•
Infrastructure Ontario has brought more than 50 projects to the market, worth close to $21 billion in capital construction. Sixteen projects have already been completed and 24 projects are currently under construction. It is estimated that the completed projects will generate more than $400 million in value for money compared to traditional procurement.

•	For more information, visit www.infrastructureontario.ca.

•
Metrolinx introduced a systematic approach for evaluating and prioritizing major transit projects in the Greater Toronto and Hamilton Area. These investment priorities are outlined in “The Big Move” Regional Transportation Plan (RTP).

•	Metrolinx acts as a central procurement agency for local

transit-system vehicles and equipment on behalf of participating Ontario municipalities.

Key Transit Improvements

•   GO Transit has introduced 12-car trains carrying an additional 300 passengers per trip on the Lakeshore and Milton lines.

•   New grade separations and tracks are helping to reduce delays and allow more service on GO Transit. Examples include the extension of all-day weekday service to Aldershot Station on the Lakeshore West line and additional morning rush-hour service on the Lakeshore East line.

•   Work on Union Station revitalization began in June 2010. Scheduled for completion in 2015, the project involves improving overall pedestrian flow, including a tripling of GO Transit concourse space, and restoring the heritage aspects of the building. Work is also getting underway on a new Union Subway Station platform.

•   GO Georgetown South rail-corridor expansion is underway. The project will improve infrastructure to meet GO Transit ridership demand and future growth.

•   Metrolinx will deliver the Air Rail Link (ARL), an express rail link that will connect Pearson International Airport to Union Station. This also involves the purchase of Tier 4 clean diesel vehicles, which will be convertible to electric propulsion.

•   Work continues on the York VIVA Bus Rapid Transit (BRT). When complete, a network of dedicated lanes and stations along the Yonge Street and Highway 7 corridors will allow commuters throughout York Region to avoid congestion and enjoy faster, more consistent travel times.

•   Metrolinx is committed to working with the City of Toronto and the Toronto Transit Commission to develop a revised transit plan that is fiscally responsible and moves Toronto towards the regional transit objectives set out in The Big Move.

•    Provincial investments have supported municipal investments in newer and more accessible bus fleets across the province. Since 2003, the average age of municipal buses decreased from 11 years to 7 years in 2009. Accessibility increased from 39 per cent in 2003 to 85 per cent in 2009.

Key Highway Investments

•   Initial work is underway on the Windsor–Essex Parkway and full construction is expected to begin in the summer of 2011. The Parkway will help ease congestion and ensure the efficient movement of people and goods through the Windsor–Detroit gateway — Ontario’s busiest trade corridor, handling nearly $120 billion worth of goods each year.

•   The Province is extending Highway 407 East from Brock Road in Pickering to Highway 35/115. The highway will be opened to traffic in stages, beginning with a segment to Harmony Road in 2015, Taunton Road/East Durham Link in 2017, and completion in 2020. The Ministry of Transportation is working with municipalities to mitigate the impact on local traffic as the project progresses.

•   Ongoing improvements to Highway 417 in Ottawa include additional lanes and bridge improvements between Highway 416 and Anderson Road. Future work in the corridor includes widening from Nicholas Street to Regional Road 174, which will provide additional capacity and also support Ottawa’s Transit Plan.

•   Construction on the Queen Elizabeth Way (QEW) through St. Catharines has been in full swing since June 2007 and is expected to be completed in 2011. Six-laning and other improvements along this major economic trade route will address capacity, safety and operations for the high volumes of local, tourist and border traffic.

•    The expansion of Highway 11/17 to four lanes between Thunder Bay and Nipigon began in 2010, with construction starting on a new, twin-span bridge over the Mackenzie River. Widening the highway will result in improved traffic flow and enhanced safety on the highway.

Key Highway Investments (cont’d)

•   In November 2010, 16 kilometres of new high-occupancy vehicle (HOV) lanes were opened on the QEW between Trafalgar Road in Oakville and Guelph Line in Burlington — the longest stretch in the Greater Toronto Area. The HOV lanes on provincial highways are designed to ease traffic congestion by moving more people in fewer vehicles.

•    Work is continuing on the redevelopment of highway service centres on Highways 400 and 401. Seven new centres along Highway 401 were opened in 2010. Seven more sites will be fully operational by July 31, 2011, and the rest will open in phases by January 2013. The newly modernized centres will showcase Ontario’s hospitality and attractions, and provide a safe place for travellers to rest, eat and refuel, 24 hours a day, seven days a week, year round.

•    The Province publishes multi-year plans on highway improvements to inform the public and help the construction industry plan for future work. For more information, visit www.mto.gov.on.ca/english/pubs/highway-construction/index.shtml.

Supporting Municipalities

The government has a very strong record of supporting and working with municipalities.

The burden of funding social assistance benefit programs is being eliminated from the property tax base. In addition, since 2004, municipalities have received a share of provincial gas tax revenues. Along with other increases in the government’s ongoing support, these uploads will ensure that municipal property tax dollars are focused on important local priorities, including modern and efficient infrastructure, economic development and job creation, which result in real benefits to all Ontarians.

By 2018, the Province will have increased ongoing annual support to municipalities to $4 billion annually, an increase of 270 per cent since 2003 (see Chart 13).

The Province recognizes the specific challenges faced by northern and rural communities. Through the Ontario Municipal Partnership Fund, the government is providing targeted funding of $453 million to rural communities and $243 million to northern communities in 2011.

The increase in the ongoing support to municipalities has positioned Ontario’s communities for a stronger economic future and higher quality of life.

TABLE 5. Contrasting Records on Support to Municipalities
	Previous	This Government’s Record
Ontario Drug Benefit (ODB) Costs for Social Assistance Recipients	Downloaded	Uploaded (2008) — $181 million annual benefit
Ontario Disability Support Program (ODSP) Administration Costs	Downloaded	Uploaded (2009) — $85 million annual benefit
ODSP Benefits Costs	Downloaded	Uploaded (began in 2010, completed in 2011) — $652 million annual benefit
Ontario Works (OW) Benefits Costs	Left municipalities with significant financial burden	Eliminated burden through uploading (began in 2010) — $29 million annual benefit, growing to over $430 million by 2018
Court Security	Left municipalities with financial burden	Upload begins in 2012 — up to $125 million annually at maturity
OW Administration Costs	Frozen recognized costs	True 50:50 (2010) — over $160 million annual benefit
Land Ambulance	Frozen recognized costs	True 50:50 (2006) — $407 million annual benefit1
Public Health Costs	Downloaded	Uploaded to 75 per cent (2007) — $530 million annual benefit1
Gas Tax Program	Downloaded transit costs	First government in Ontario’s history to deliver gas tax dollars for public transit (2004) — $316 million annual benefit2
Municipal Infrastructure	—	Significant infrastructure investments — over $12 billion since 2003
Province’s Relationship with Municipalities	—	Strong partnership and mutual respect (Memorandum of Understanding enshrined in 2006) — exemplified through 2008 Provincial–Municipal Fiscal and Service Delivery Review
1Reflects 2010 benefit. 2Reflects 2009–10 Gas Tax Program year. Note: Annual benefits reflect 2011 estimates unless noted otherwise.

Business Support Programs for Investment and Jobs

The government has provided significant support to encourage business investment in Ontario. Although the private sector curtailed spending with the onset of the recession, direct government support has helped to leverage significant new capital investment and job creation in growing sectors.

•
Since 2008, the Next Generation of Jobs Fund has committed about $714 million in support to 33 projects. This investment leveraged more than $3.9 billion in industry investment and secured 8,368 high-skilled jobs.

•
Between 2005 and 2010, the Advanced Manufacturing Investment Strategy made loan commitments of more than $160 million to support innovative projects in 23 communities. This investment leveraged $1.1 billion in new investments and secured more than 5,100 jobs.

•
Since its launch on June 4, 2010, the Strategic Jobs and Investment Fund has provided support of more than $83 million ($52.4 million in grants and $31 million in loans). This investment leveraged total industry investment of more than $1.4 billion and secured more than 2,200 highly skilled jobs.

Entertainment and Creative Industries

Ontario’s entertainment and creative industries include firms engaged in award-winning film and video production, music, performing arts, book and magazine publishing, and video-game development. These industries are well positioned to capitalize on global growth in new products and services and create knowledge-based jobs.

The government is providing targeted funding and tax incentives to support creative content development and help create knowledge-based jobs in dynamic new industries.

Since 2003, employment in Ontario’s entertainment and creative industries has grown faster than employment in the broader economy. The sector employed approximately 304,000 Ontarians in 2010, an increase of 15 per cent, or 39,000 well-paying jobs, from the 2003 level.

In 2010, the Province provided approximately $290 million in tax credits to support Ontario’s film and television industry through the Ontario Film and Television Tax Credit ($110 million), Ontario Production Services Tax Credit ($155 million) and Ontario Computer Animation and Special Effects Tax Credit ($25 million).

Recently announced supports to Ontario’s creative industries include:

•
providing the Ontario Media Development Corporation (OMDC) with stable, reliable funding — increasing its operating base by $7 million in 2010–11 and $15 million in 2011–12 and ongoing. This enhanced support will allow the OMDC to further grow Ontario’s entertainment and creative industries;

•	investing in the Canadian Film Centre to expand its training programs by providing $9 million over three years;

•	enhancements to various media tax credits in 2009, including an expansion of the Ontario Production Services Tax Credit from labour costs to all eligible production costs; and

•	establishing the Arts Investment Fund, which will provide $27 million over three years to non-profit arts groups through the Ontario Arts Council.

In 2007–08, the government made a $75.5 million investment to support arts organizations and libraries, including the Royal Ontario Museum, Art Gallery of Ontario, Toronto Reference Library, Toronto’s Luminato Festival and Canadian Film Centre.

The government will continue to work with the industry on issues surrounding access to finance and capital.

“Programs that the [Ontario Media Development Corporation] is developing support local industries, so you have major companies … that have grown up within Ontario, taking advantage of the incentive and building and leveraging the talent that’s available here … There’s no better place to establish and grow a tech business than in Ontario.”

Gerald Pisarzowski, Vice President, Greater Toronto Marketing Alliance.

Innovation

Research and innovation play key roles in Ontario’s evolution towards a knowledge-based economy for the 21st century — an economy characterized by rapid technological change, entrepreneurship, increasing levels of productivity and competition in global markets.

Statistics Canada reports that the Ontario government has spent $3.6 billion on research and development (R&D) since 2003–04 — an increase of 50 per cent in seven years over the previous eight. Nearly 80 per cent of this funding went to R&D performed by universities, colleges and hospitals.

Since its creation in 2005, the Ministry of Research and Innovation has invested over $2.2 billion to strengthen the province’s knowledge-based economy and make Ontario a place where innovators can flourish and help create the next generation of jobs.

•
More than $600 million in operating and capital support has been provided through the Ontario Research Fund to foster world-class research at Ontario’s universities, colleges, hospitals and not-for-profit research institutes.

•
In 2010, the Ministry of Research and Innovation launched a $161 million Life Sciences Commercialization Strategy. It also committed $15 million to the Ontario Brain Institute, which was established in 2010 to help find innovative solutions for diseases of the brain. As well, the Province continues to support the Ontario Institute for Cancer Research, launched in 2005, with an annual commitment of over $80 million. Such initiatives have helped Ontario become a leading life sciences hub in North America, with a strong concentration of life sciences researchers, institutions and companies.

•
Through the Ontario Network of Excellence (ONE), the Province has developed a network of 14 regional innovation centres to transform great ideas into products and services for the marketplace. In 2008–09, the centres helped 1,400 companies and entrepreneurs to create or retain more than 3,400 jobs, and bring more than 700 new products and services to market. In 2011, ONE expanded its regional innovation network to Windsor, Kingston, London, Sault Ste. Marie, Thunder Bay and North Bay.

•
The government has helped to strengthen Ontario’s venture capital market, making it more attractive to institutional and other private-sector investors. In 2010, two of the top 10 disclosed venture capital investments in Ontario companies involved the Ontario Emerging Technologies Fund as a co-investor. As well, all emerging technology sectors in Ontario saw increased levels of venture capital investments in 2010.

In 2010, the government provided over $465 million in tax incentives to Ontario businesses undertaking research and development. This tax support helps them develop breakthrough technologies, products and services that will promote the province’s future prosperity.

The Ministry of Research and Innovation is renewing the Ontario Innovation Agenda, launched in 2008, to help ensure Ontario’s economy remains a globally competitive, innovation-driven performer.

CHAPTER II

Ontario’s Economic Outlook and Fiscal Plan

Highlights

Ontario’s Economy

☑	Government-projected 2011 real GDP growth — 2.4 per cent.

☑	Private-sector average projected 2011 real GDP growth — 2.6 per cent.

☑	Government-projected 2012 real GDP growth — 2.7 per cent.

☑	Private-sector average projected 2012 real GDP growth — 2.8 per cent.

☑	Net new jobs since May 2009 — 233,400.

☑	Net new jobs since October 2003 — 452,000.

☑	Projected net new jobs from 2010 to 2014 — 480,000.

Ontario’s Finances

☑	2010–11 deficit — $16.7 billion, $3.0 billion lower than forecast in the 2010 Budget.

☑	2010–11 deficit as a share of GDP is projected to be 2.7 per cent.

☑	2011–12 deficit — $16.3 billion, $1.0 billion lower than forecast in the 2010 Budget.

☑	The government’s plan to reduce the deficit and balance the budget is working.

Section A: Overview

TABLE 1. 2011 Budget — Numbers at a Glance
Ontario’s Economy:		Provincial Finances:
Projected Real GDP Growth, 2011	2.4%	2011–12 Deficit Projection	$16.3 billion
Avg. Private-Sector Growth, 2011	2.6%	2011–12 Revenue Plan	$108.5 billion
Projected Real GDP Growth, 2012	2.7%	2011–12 Expense Plan	$124.1 billion
Jobs since May 2009	233,400	2011–12 Reserve	$0.7 billion
Jobs since October 2003	452,000	Accumulated Deficit-to-GDP Ratio (2003–04)	25.2%
Increase in Real GDP (2010 above 2003)1	8.1%	Accumulated Deficit-to-GDP Ratio (2010–11)	24.1%
Increase in Real DisposableIncome (2010 above 2003)1	22.1%	Deficit-to-GDP Ratio (2010–11)	2.7%
12010 real GDP and real disposable income are Ontario Ministry of Finance estimates.

Since 2003, the government has improved education and health care, which had been neglected for too long. The government worked with Ontarians to deliver results in hospitals, schools and the electricity system, and did so while eliminating a $5.5 billion inherited deficit. In fact, until the global recession hit, Ontario’s financial performance was consistently strong.

The government has overachieved on its budget targets in five of the last seven fiscal years. It was only after the global recession hit, and the government took decisive actions to stimulate jobs and economic growth, that Ontario — like many jurisdictions around the world — experienced a deficit again.

Key indicators, such as real gross domestic product (GDP) and employment, are approaching pre-recession levels. The province has recovered 91 per cent of the jobs lost during the global downturn and the economy is poised for a period of sustained growth.

As the economy recovers and turns the corner, the Province is well positioned to tackle the deficit. The government’s responsible plan to balance the budget is working.

The deficit for 2010–11 is now projected to be $3.0 billion lower than outlined in the 2010 Budget, an improvement of about 32 per cent from the 2009–10 deficit of $24.7 billion forecast in the fall of 2009. Over the next two years, the government is on track to improve on its deficit projections by $1.7 billion, for a total cumulative improvement of $4.7 billion over three years.

Beyond 2012–13, the government remains on track to meet the fiscal targets outlined in the 2010 Budget. This includes a $13.3 billion deficit in 2013–14, followed by steadily declining deficits and return to a balanced budget by 2017–18.

Section B: 2010–11 Interim Fiscal Performance

The 2010 Budget projected a deficit of $19.7 billion in 2010–11. The deficit for 2010–11 is now projected to be $16.7 billion —$3.0 billion lower than outlined in the 2010 Budget and an improvement of about 32 per cent from the 2009–10 deficit of $24.7 billion forecast in the fall of 2009. This fiscal improvement is in large part the outcome of the government’s continued efforts to control growth in expense while protecting the public services that matter most to Ontarians, such as education and health care.

The government has a responsible plan to balance the budget. As demonstrated by the 2010–11 interim results, this plan is working.

TABLE 2. 2010–11 In-Year Fiscal Performance ($ Millions)
	Budget Plan	Interim	In-Year Change
Revenue	106,867	106,185	(682)
Expense
Programs	115,896	113,344	(2,552)
Interest on Debt	9,961	9,527	(434)
Total Expense	125,857	122,871	(2,986)
Reserve	700	–	(700)
Surplus/(Deficit)	(19,690)	(16,686)	3,004

The interim outlook for 2010–11 indicates a revenue decrease of $0.7 billion from the 2010 Budget forecast. Total expense for 2010–11 is projected to decrease by $3.0 billion from the forecast published in the 2010 Budget. This is the second consecutive year for which the government is expecting a decrease in total expense when compared with the Budget Plan for that year. These results demonstrate the government’s ability to control the growth in expense through prudent fiscal management while protecting public services.

As expense is forecast to come in under budget, the $700 million reserve, put in place to protect against unexpected changes in the economic and fiscal outlook, has been used to improve the Province’s fiscal performance and reduce the 2010–11 deficit.

The interim results for 2010–11 are based on the best information available as of early March 2011. Given the preliminary nature of these estimates, the interim forecast is subject to change as actual Provincial revenue and expense are finalized in the 2010–11 Public Accounts this summer.

In-Year Revenue Performance

Total revenue in 2010–11 is estimated to be $106,185 million. This is $682 million (0.6 per cent) below the amount projected in the 2010 Budget. This would be a relatively small variance from forecast when compared with the experience of recent years. Revenue became much more predictable as the Ontario economy stabilized and economic growth occurred, broadly in line with the 2010 Budget planning assumptions. Most of the net revenue variance reflects changes in 2010–11 expenses, including a decrease in infrastructure funding offset by lower capital spending and a decrease in power supply contract recoveries fully offset by lower power supply contract costs. Excluding these decreases, revenue is estimated at $140 million, or 0.1 per cent, below the 2010 Budget forecast.

TABLE 3. Summary of Revenue Changes Since 2010 Budget ($ Millions)
		Interim 2010–11
Taxation Revenue
Personal Income Tax	(2,181)
Corporations Tax	860
Education Property Tax	441
Land Transfer Tax	226
Tobacco Tax	192
Electricity Payments-In-Lieu of Taxes	(186)
Ontario Health Premium	96
Sales Tax	(90)
Employer Health Tax	83
All Other Taxes	222
		(337)
Government of Canada
Infrastructure	(438)
All Other Government of Canada	(247)
		(685)
Income from Government Business Enterprises
Ontario Power Generation Inc./Hydro One Inc.	82
Liquor Control Board of Ontario	79
Ontario Lottery and Gaming Corporation	66
All Other Government Business Enterprises	6
		233
Other Non-Tax Revenue
Power Supply Contract Recoveries	(104)
All Other Non-Tax Revenue	211
		107
Total Revenue Changes Since 2010 Budget		(682)

Revenue Changes

Highlights of key 2010–11 revenue changes from the 2010 Budget forecast are as follows:

•
Personal Income Tax (PIT) revenues are estimated to be $2,181 million lower, mainly due to weaker revenues from processing 2009 tax returns. Since the 2010 Budget, processing of 2009 tax returns has lowered the base upon which growth is applied in forecasting PIT revenues for 2010–11. Lower revenues than estimated at the time of the 2009–10 Public Accounts resulted in a one-time decrease of $477 million in 2010–11 as variances from past Public Accounts are reflected in the current year. Stronger-than-expected growth of wages and employment in 2010 offset some of the reduction related to weaker 2009 results.

•
Corporations Tax (CT) revenues are estimated to be $860 million higher as a result of processing 2009 tax returns since the 2010 Budget. This has raised the 2009–10 CT base upon which growth is applied in forecasting revenues for 2010–11.

•
Education Property Tax (EPT) revenues are projected to be $441 million higher, largely due to a revenue-neutral reporting change whereby the energy component of the Ontario Energy and Property Tax Credit is now netted against sales tax rather than EPT.

•	Land Transfer Tax (LTT) revenues are estimated to be $226 million above the 2010 Budget Plan due to strength in the housing market.

•	Tobacco Tax revenues are estimated to be $192 million higher due to improved enforcement activities.

•
Electricity Payments-In-Lieu of Taxes (PILs) are estimated to be $186 million lower than the 2010 Budget Plan, primarily due to lower Ontario Power Generation (OPG) income tax PILs, resulting from the resolution of tax uncertainties related to the completion of prior-year tax audits.

•
Ontario Health Premium revenue is $96 million above the 2010 Budget Plan, reflecting stronger personal income growth and a one-time positive adjustment of $39 million in 2010–11 for understating revenues in prior years’ Public Accounts.

•
Sales Tax revenue is projected to be $90 million lower, reflecting the revenue-neutral reporting change with respect to EPT noted above, partially offset by stronger-than-forecast consumption spending growth.

•	Employer Health Tax revenues are estimated to be $83 million higher due to stronger growth in wages and salaries.

•
All Other Taxes revenues combined are estimated to be $222 million higher on a net basis, largely reflecting higher revenues from the Preferred Share Dividend Tax as well as from Fuel and Gasoline taxes.

•	Transfers from the Government of Canada for Infrastructure projects are estimated to be $438 million below forecast, largely due to revised timelines for spending on infrastructure projects.

•	All Other Government of Canada transfers were $247 million lower, largely due to a deferral of Canada Health Infoway funding to future years and lower transfers to consolidated agencies.

•
The combined net income of Ontario Power Generation Inc. and Hydro One Inc. is estimated to be $82 million above the 2010 Budget forecast, largely due to higher transmission revenues at Hydro One as a result of higher peak-energy demand in the summer of 2010 and lower operating costs at Hydro One and OPG. This is partly offset by the impact of lower OPG hydroelectric production due to low water levels.

•	Net income from the Liquor Control Board of Ontario is projected to be $79 million higher due to strong sales, expense management and stronger returns on store capital investment.

•
Net income from the Ontario Lottery and Gaming Corporation is projected to be $66 million higher, largely due to higher gaming revenues from lotteries and decreased operating costs across all lines of business.

•	Net income from All Other Government Business Enterprises combined is $6 million higher.

•
Power Supply Contract Recoveries are expected to be $104 million lower, primarily due to lower support payments under the Lambton and Nanticoke contingent support agreement as a result of higher electricity market prices in 2010. This decrease is fully offset by lower power supply contract costs.

•
All Other Non-Tax Revenue combined is $211 million higher, largely reflecting the sale of a portion of the Province’s General Motors shares and the Province’s share of civil settlement agreements with certain tobacco manufacturers related to the movement of contraband tobacco in the early 1990s.

In-Year Expense Performance

Total expense in 2010–11 is currently projected to be $122,871 million, a decrease of $2,986.1 million from the 2010 Budget forecast. Program expense in 2010–11 is also projected to be lower than forecast in the 2010 Budget. This decrease reflects the government’s prudent approach to managing expense, which resulted in 21 of 29 ministries now projecting to spend below their 2010 Budget allocation, and a portion of the contingency funds being available to be redirected to reduce the 2010–11 deficit. The improvement in expense performance is also due to revised schedules in implementing infrastructure projects, including economic stimulus projects.

Interest on debt expense is $434.2 million lower than forecast in the

2010 Budget, primarily reflecting lower interest rates and a lower deficit than projected at the time of the Budget.

TABLE 4. Summary of Expense Changes Since 2010 Budget ($ Millions)
Interim 2010–11
Program Expense Changes1
Health Sector	(454.0)
Education Sector2	8.2
Postsecondary and Training Sector	(462.6)
Children’s and Social Services Sector	13.1
Justice Sector	(70.9)
Other Programs	(281.2)
Unused Contingency Funds	(1,304.5)
Total Program Expense Changes	(2,551.9)
Interest on Debt	(434.2)
Total Expense Changes Since 2010 Budget	(2,986.1)
1Excludes fiscally neutral transfers between ministries. 2Excludes Teachers’ Pension Plan.

Expense Changes

With almost three-quarters of ministries expecting to spend below their 2010 Budget allocation, interim expense projections in most sectors are considerably lower than originally forecast. Highlights of key expense changes since the 2010 Budget include the following:

•
Health sector expense is projected to decrease by $454.0 million, primarily due to revised Electronic Health Record project plans, lower-than-expected uptake in vaccine and assistive devices programs, and the extended deadline for short-term stimulus projects.

•	Education sector expense is projected to be largely on target with the 2010 Budget.

•
Postsecondary and Training sector expense is projected to decline by $462.6 million, primarily due to lower-than-expected demand for labour-market and training programs as a result of improvements in the economy, and revised implementation schedules for infrastructure projects.

•
Children’s and Social Services sector expense increased by $13.1 million, mainly due to an increase of $33.5 million in the Ministry of Children and Youth Services, primarily to support child protection services, offset by net direct operating savings of $20.4 million within the Ministry of Community and Social Services.

•	Justice sector expense decreased by $70.9 million, primarily due to revised schedules for justice infrastructure projects, including courthouses and correctional facilities.

•
Other programs expense is projected to decrease by $281.2 million, reflecting the balance of changes in program expense. These include ministries’ savings as a result of prudent management of expense, underspending due to revised schedules for implementing infrastructure projects and the decrease in costs corresponding to the decrease in power supply contract recoveries outlined earlier in this section.

•
Contingency Funds, included in the 2010 Budget to protect against unforeseen changes in expense, have decreased by a total of $1,304.5 million to $250.0 million, as the government’s prudent approach to managing expense meant that the full amounts were not required to fund programs and are available to reduce the 2010–11 deficit.

•	Interest on Debt expense is $434.2 million lower than forecast in the 2010 Budget, primarily reflecting lower interest rates and a lower deficit than projected at the time of the Budget.

The expense changes in Table 4 are net of fiscally neutral interministry transfers. Of particular note is the transfer of $836.7 million of child care policy and program responsibilities to the Ministry of Education from the Ministry of Children and Youth Services to facilitate smoother transitions for children from the child care system to the education system.

Section C: Ontario’s Economic Outlook

Overview

The Ontario economy is turning the corner after the global recession and is poised for a period of sustained growth.

The best sign for people that Ontario’s economy is growing is the rebound in job creation. During the recession, Ontario had a net loss of 257,000 jobs. Through to February 2011, more than 233,000 net new jobs have been created, recovering 91 per cent of the jobs lost during the recession.

The Ontario government, like other jurisdictions in Canada and around the world, chose to help lessen the impact of the recession through short-term infrastructure stimulus investments that created jobs and helped restore growth. The government’s Open Ontario plan also improved Ontario’s long-run economic fundamentals by investing in knowledge, skills and, the green economy, and by dramatically improving business competitiveness through Ontario’s Tax Plan for Jobs and Growth. (For more information on Ontario government economic policies, see Chapter I, Section A: A Better Tomorrow).

Ontario’s real gross domestic product (GDP) grew by an estimated 2.8 per cent in 2010, following declines of 0.9 per cent in 2008 and 3.6 per cent in 2009. The Ministry of Finance plan is based on Ontario real GDP increasing 2.4 per cent in 2011, 2.7 per cent in 2012 and 2013, and 2.6 per cent in 2014. This projection was reviewed by members of the Ontario Economic Forecast Council,1 who all concluded that these were reasonable assumptions for planning purposes. The Ministry of Finance planning assumptions are slightly below the average among private-sector forecasters for Ontario real GDP growth available at the time this Budget was finalized. The modest but solid pace of growth reflects a fundamentally sound domestic economy and continued increases in global demand for Ontario’s exports.

TABLE 5. Ontario Economic Outlook (Per Cent)
	2008	2009	2010	2011p	2012p	2013p	2014p
Real GDP Growth	(0.9)	(3.6)	2.8e	2.4	2.7	2.7	2.6
Nominal GDP Growth	0.1	(1.1)	6.1e	4.6	5.1	4.8	4.6
Employment Growth	1.6	(2.5)	1.7	1.7	1.8	1.8	1.7
CPI Inflation	2.3	0.4	2.5	2.3	2.1	2.0	2.0
e = Ontario Ministry of Finance estimate. p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

1 Based on information available to March 4, 2011.

Continued Economic Recovery in Ontario

Ontario’s key economic indicators, such as employment and real GDP, are approaching pre-recession levels. Renewed growth has been supported by the strong foundations of the Ontario economy, rising international exports and extensive government stimulus measures.

While the economy is turning the corner, many Ontario families and businesses continue to feel the lingering effects of the global recession. Unemployment remains higher than in 2008 and business profits are well below levels reached before the recession.

Ontario’s real GDP increased for five consecutive quarters from the third quarter of 2009 to the third quarter of 2010. The economy was 1.5 per cent below its pre-recession level in the third quarter of 2010. Recent statistics indicate that the economic recovery strengthened in the final quarter of 2010 and continued into 2011. It is likely that the economy will have surpassed pre-recession levels in the first quarter of 2011.

Job creation has been solid in recent months, with employment increasing by almost 17,000 net new jobs per month on average from November to February. Job creation in Ontario and Canada has been very solid compared to the experience in most other developed countries. While jobs in Ontario are near pre-recession levels, other jurisdictions such as the United States and the United Kingdom have only recovered a very small portion of their job losses — 14.5 per cent and 38.9 per cent, respectively.

Ontario has also fared well compared to most other provinces and U.S. states. Since May 2009, Ontario employment has grown 3.6 per cent, above that of the other large Canadian provinces and well ahead of all comparable U.S. states, some of which continue to see declines in employment.

The unemployment rate in Ontario has fallen from 9.4 per cent at the height of the recession to 8.0 per cent. While there has been a solid recovery in employment so far, there has also been an increase in the number of Ontarians in the labour force. As a result, the Ontario unemployment rate remains well above the pre-recession rate of 6.5 per cent.

A number of factors, including Ontario’s Tax Plan for Jobs and Growth, have contributed to Ontario’s robust recovery from the recession. Boosted by a rebound in U.S. economic activity, Ontario exporters have played a key role in fuelling the recovery. Last year, total international merchandise exports rose by over 16 per cent, supported by a 35 per cent rise in automotive exports. Exports to the United States rebounded by almost 15 per cent. To date, Ontario’s international merchandise exports have recovered 82.8 per cent of the losses sustained during the recession.

Government stimulus has been essential in supporting jobs through the recession and boosting the economic recovery. Monetary policy contributed to the recovery, with central banks around the world lowering interest rates and enacting measures to keep financial markets operating smoothly. The Bank of Canada lowered its target for the overnight rate to 0.25 per cent in April 2009, providing an unprecedented amount of monetary stimulus for the economy. As the economy recovered, the Bank increased its overnight rate target through the spring and summer of 2010 to its current level of one per cent.

Governments also responded with extensive fiscal stimulus. In 2009–10 and 2010–11, the Province invested $26 billion in infrastructure, including nearly 10,000 stimulus projects. Ontario and the federal government have announced an extension of the stimulus funding deadline to October 31, 2011, for qualifying projects. Public-sector capital expenditure in Ontario, by all levels of government, increased by 24.7 per cent in 2010 and is expected to remain strong in 2011, increasing by 2.4 per cent.

The Ontario government also responded with the Open Ontario plan, improving the province’s economic fundamentals, encouraging an environment for job creation, and protecting schools and hospitals. It helped students attend college and university, retrained laid-off workers and gave Ontario businesses tools to create jobs.

The Global Economic Environment

Ontario’s economic outlook is heavily influenced by global economic and financial conditions, particularly demand for Ontario’s products, oil prices, the value of the Canadian dollar and interest rates. Average private-sector forecasts for these factors are summarized in the table below.

TABLE 6. External Variables Average Private-Sector Forecast
		2009	2010	2011	2012	2013	2014
World Real GDP Growth (Per Cent)		(0.6a)	5.0	4.4	4.5	4.6	4.6
U.S. Real GDP Growth (Per Cent)		(2.6a)	2.8a	3.1	3.3	3.2	3.1
Crude Oil1 ($US/bbl.)	West Texas Intermediate Brent	61.8a 61.7a	79.4a 79.6a	99.7 109.4	102.2 109.1	100.6 106.7	100.1 105.3
Canadian Dollar (Cents US)		87.6a	97.1a	100.0	99.7	99.3	98.1
Three-Month Treasury Bill Rate2 (Per Cent)		0.3a	0.6a	1.4	2.6	3.7	4.2
10-Year Government Bond Rate2 (Per Cent)		3.3a	3.2a	3.5	4.1	4.7	4.9
a = actual.
1 Based on crude oil futures contracts over the two-week period ending March 4, 2011.
2 Government of Canada interest rates.
Sources: U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2011), IMF World Economic Outlook (January 2011 and October 2010), New York Mercantile Exchange and Ontario Ministry of Finance Survey of Forecasts (March 2011).

The United States is Ontario’s most important export market, accounting for about 80 per cent of the province’s international exports in 2010. Recent indicators point to strengthening growth in the U.S. economy. Real GDP advanced 0.7 per cent in the fourth quarter of 2010, following growth of 0.6 per cent in the third quarter. Increased spending by U.S. consumers and an improvement in the U.S. trade balance have supported the recent improvement in overall GDP growth.

After expanding by 2.8 per cent in 2010, U.S. real GDP growth is expected to accelerate to 3.1 per cent in 2011 and 3.3 per cent in 2012. Continued momentum in industrial production and business investment will lead the U.S. recovery while gradual improvements in U.S. household debt levels will support increased consumer spending. The improved outlook reflects the U.S. federal government’s recent decision to extend tax cuts as well as additional monetary stimulus from the Federal Reserve.

The auto industry is a key part of Ontario’s economy and its performance is tied to U.S. demand. In 2010, U.S. auto sales increased 11 per cent to 11.6 million vehicles, recovering from a recent low of 10.4 million units in 2009. Auto sales are expected to strengthen to 13.2 million units in 2011 and to continue improving steadily to 14.9 million units by 2014.

Despite this brighter outlook, significant challenges remain for the U.S. economy. The U.S. job recovery has been weak and could lead to stalled economic growth and U.S. demand for Ontario products. As well, the U.S. housing market remains fragile and will likely continue to represent a risk to U.S. growth. Despite improvements in the U.S. current account deficit in recent years, continued reductions are necessary to avoid potentially destabilizing swings in international capital flows and exchange rates. Finally, the timing and pace of fiscal consolidation in the United States could also restrain future growth.

Oil prices have increased by almost 130 per cent since February 2009. The strengthening global economic recovery has increased the demand for oil, putting upward pressure on prices. Recently, political instability in oil-producing nations in North Africa and the Middle East has pushed prices higher and increased uncertainty as to their future path. Higher oil prices raise costs for consumers and businesses and can lower spending on other goods and services. As Canada is a significant oil producer, high oil prices have been strengthening the Canadian dollar as well. However, Ontario imports essentially all of the crude oil and a significant share of the refined petroleum products used in the province. The imports come both from other provinces and other countries.

As the global economy continues to recover, oil prices are expected to continue to rise. Based on the average West Texas Intermediate (WTI) crude oil futures contract,2 the price of oil is projected to be $99.7 US per barrel in 2011, rise to an average of $102.2 US per barrel in 2012, and stabilize at around $100 US per barrel in 2013 and 2014. Based on futures contracts for the Brent crude oil benchmark,3 the average price is projected to be $109.4 US per barrel in 2011, $109.1 US per barrel in 2012, and average $106.0 US per barrel in 2013 and 2014.

2	For planning purposes, the Ontario Ministry of Finance forecast is based on the average crude oil futures contract over the two-week period ending March 4, 2011.
3	In 2010, 20 to 25 per cent of Ontario’s crude oil supply was estimated to be priced off the Brent crude oil benchmark, with the balance priced off the North American WTI crude oil benchmark.

The Canadian dollar has appreciated steadily relative to the U.S. dollar since September 2010, reaching parity in December 2010. This strength can be attributed to rising commodity prices as well as higher interest rates compared with the United States. In addition, Canada’s strong economy, solid fiscal position and sound financial system have supported the rising value of the Canadian dollar. Private-sector forecasters expect the exchange rate to average close to parity over the next four years.

A higher dollar makes it more challenging for Ontario’s exporters to compete internationally and for domestic firms to compete with foreign producers. However, a strong dollar also lowers the cost of importing productivity-enhancing machinery and equipment, which improves the competitive position of Ontario businesses.

Canadian interest rates have trended higher in recent months, but remain at low levels by historical comparison. Since last September, the Bank of Canada has maintained its target for the overnight rate at one per cent, following three increases of 25 basis points through the spring and summer of 2010.

As the pace of the economic recovery strengthens, the Bank is expected to resume increasing interest rates to more historically normal levels. Private-sector economists expect the interest rate on three-month treasury bills to average 1.4 per cent this year and to rise to 4.2 per cent by 2014. The yield on 10-year Government of Canada bonds is expected to rise from 3.5 per cent this year to 4.9 per cent by 2014.

Interest rates affect consumer spending and business investment as well as the projected expense for interest on the Province’s debt (see Chapter IV: Borrowing and Debt Management).

Risks to the Ontario Economic Outlook

Table 7 provides the impact of changes in key external factors on the growth of Ontario’s real GDP, assuming that other external factors remain stable. The relatively wide range of the impacts reflects the challenges inherent with forecasts of economic growth in an uncertain environment.

TABLE 7.Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	−0.1 to −0.8	−0.5 to −1.2
Crude Oil Prices Increase by $10 US per Barrel	−0.1 to −0.3	−0.1 to −0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	−0.1 to −0.5	−0.2 to −0.6
Source: Ontario Ministry of Finance.

The significant increase in household debt relative to income over the past several years also represents a risk for Canada’s economic recovery. The rise in household debt has coincided with a downward trend in personal saving rates. A sudden or significant change in economic conditions, such as sharply higher interest rates, could place some households in a vulnerable financial position.

Outlook for Continued Ontario Economic Growth

The Ministry of Finance is projecting continued solid growth in Ontario’s economy over the next four years, supported by gains in household spending, strong growth in business capital investment and a gradual strengthening of Ontario’s trade balance. Private-sector economists are unanimous in forecasting continued solid economic growth for Ontario in 2011 and over the next several years.

Strong growth in the United States is expected to underpin rising global demand for Ontario exports. Auto sales in the United States are expected to rise, boosting demand for Ontario manufactured vehicles and parts. Ontario’s trade with the rest of the world will benefit from increased global demand, particularly from emerging markets, for commodities, industrial goods, and machinery and equipment. Real exports are forecast to increase by 4.9 per cent in 2011 and continue to rise at a solid pace through 2014.

In recent years, Ontario has seen a significant evolution in both the composition and destination of its exports. Between 2005 and 2010, Ontario’s international exports declined by 15 per cent but exports to other provinces rose by over 15 per cent. Over the same period, merchandise exports to the United States declined by 28 per cent while exports to countries other than the United States grew by over 54 per cent. Similarly, exports of services — including financial services, professional, scientific and computer services (including business consulting), and transportation — jumped by over 18 per cent, while exports of goods declined by 14 per cent. This increasing diversification in the composition of Ontario’s exports is expected to continue through the forecast period.

Improving business conditions are expected to support a strong continued rebound in corporate profits, which are projected to rise by 12.2 per cent in 2011 and by an average of 6.8 per cent annually between 2012 and 2014.

The rebound in corporate profits, coupled with rising global demand and increased tax competitiveness due to Ontario’s Tax Plan for Jobs and Growth, which includes the Harmonized Sales Tax (HST) (see Chapter III: Tax and Pension Systems for Ontario’s Future), will support strengthening business investment over the forecast horizon. Real business investment in machinery and equipment jumped by over 10 per cent in the third quarter of 2010, the strongest quarterly gain since 1998. Investment in machinery and equipment is expected to continue growing at a solid rate, rising by an average of 7.1 per cent annually between 2011 and 2014.

Employment is projected to increase by 1.7 per cent in 2011 and strengthen to an average growth rate of 1.8 per cent annually over the 2012 to 2014 period, resulting in nearly 500,000 more jobs in 2014 compared to 2010. The unemployment rate is expected to average 8.2 per cent in 2011 and decline steadily to 6.7 per cent by 2014.

Strengthening employment will support solid gains in labour income. Labour income is projected to rise by 4.3 per cent in 2011 and then average 4.7 per cent over the 2012 to 2014 period. Personal income is projected to grow by 4.2 per cent in 2011 and average 4.5 per cent over 2012 to 2014. Personal income growth will outstrip the projected 2.1 per cent average annual growth in consumer prices over the 2011 to 2014 period.

Rising employment and increasing incomes will spur growth in household spending. Real consumer spending is projected to increase by 2.7 per cent in 2011, with retail sales growing by 4.1 per cent. Over the medium term, real consumer spending is expected to grow by an average of 2.6 per cent annually from 2012 to 2014, while retail sales grow by an average of 4.1 per cent.

Private-sector forecasters expect Ontario’s Consumer Price Index (CPI) inflation rate to be 2.3 per cent in 2011, down slightly from 2.5 per cent in 2010. It is projected to average 2.0 per cent from 2012 to 2014, the mid-point of the Bank of Canada’s range for Canadian CPI inflation.

According to private-sector forecasters, home resales are expected to slow in 2011 from last year’s very strong pace but are projected to begin to recover by 2013. House price increases are expected to be more moderate, increasing by an average of one per cent between 2011 and 2014. Population growth will continue to sustain demand for new homes, with housing starts projected to reach 68,600 units by 2014.

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2011 to 2014.

TABLE 8. The Ontario Economy, 2009 to 2014 (Per Cent Change)
	Actual		Projection
	2009	2010	2011	2012	2013	2014
Real Gross Domestic Product	(3.6)	2.8e	2.4	2.7	2.7	2.6
Personal Consumption	0.1	3.1e	2.7	2.5	2.8	2.5
Residential Construction	(8.1)	9.9e	(0.6)	2.6	3.5	2.8
Non-residential Construction	(18.4)	5.4e	8.9	5.6	5.4	4.2
Machinery and Equipment	(19.0)	10.1e	10.8	5.2	6.5	6.1
Exports	(13.2)	11.2e	4.9	5.4	4.6	3.6
Imports	(10.8)	15.1e	4.2	4.5	3.8	3.4
Nominal Gross Domestic Product	(1.1)	6.1e	4.6	5.1	4.8	4.6
Other Economic Indicators
Retail Sales	(2.5)	5.0	4.1	4.3	4.0	3.9
Housing Starts (000s)	50.4	60.4	58.6	63.8	66.5	68.6
Personal Income	(0.2)	4.0e	4.2	4.4	4.6	4.5
Labour Income	(1.0)	4.0e	4.3	4.7	4.8	4.6
Corporate Profits	(13.6)	15.1e	12.2	9.2	5.9	5.2
Consumer Price Index	0.4	2.5	2.3	2.1	2.0	2.0
Employment	(2.5)	1.7	1.7	1.8	1.8	1.7
Job Creation (000s)	(164)	108	116	118	126	120
Unemployment Rate (Per Cent)	9.0	8.7	8.2	7.7	7.1	6.7
Key External Variables
WTI Crude Oil ($ US per Barrel)	61.8	79.4	99.7	102.2	100.6	100.1
U.S. Real Gross Domestic Product	(2.6)	2.8	3.1	3.3	3.2	3.1
Canadian Dollar (Cents US)	87.6	97.1	100.0	99.7	99.3	98.1
3-month Treasury Bill Rate*	0.3	0.6	1.4	2.6	3.7	4.2
10-year Government Bond Rate*	3.3	3.2	3.5	4.1	4.7	4.9
e = estimate.
* Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2011) and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance tracks private-sector forecasts to inform the government’s planning assumptions. Private-sector forecasters are projecting, on average, that Ontario real GDP will grow by 2.6 per cent in 2011, 2.8 per cent in 2012, 2.8 per cent in 2013 and 2.7 per cent in 2014.

TABLE 9. Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2011	2012	2013	2014
BMO Capital Markets (March)	2.9	2.6	–	–
Central 1 Credit Union (February)	2.8	2.6	2.3	2.9
Centre for Spatial Economics (January)	2.9	3.3	2.4	1.9
CIBC World Markets (February)	2.3	2.7	–	–
Conference Board of Canada (February)	2.1	2.7	3.5	2.9
Desjardins Group (March/December)	2.6	2.5	2.5	2.5
IHS Global Insight (January)	2.6	2.9	2.9	2.8
RBC Financial Group (March)	3.1	3.1	–	–
Scotiabank Group (March)	2.8	2.3	–	–
TD Bank Financial Group (March)	2.9	2.4	–	–
University of Toronto (February)	2.1	3.2	3.4	3.3
Private-Sector Survey Average	2.6	2.8	2.8	2.7
Ontario’s Planning Assumption	2.4	2.7	2.7	2.6
Sources: Ontario Ministry of Finance Survey of Forecasts (March 2011) and Ontario Ministry of Finance.

The Ministry of Finance consults extensively with private-sector economists to ensure reasonable and accountable economic projections. The Minister of Finance met with private-sector economists in the process of preparing the 2011 Budget. Additionally, the Ontario Economic Forecast Council, established as part of the Fiscal Transparency and Accountability Act, 2004, reviewed the Ministry of Finance’s economic assumptions in March 2011. The Economic Forecast Council is composed of Peter Dungan, Policy and Economic Analysis Program, University of Toronto; Glen Hodgson, The Conference Board of Canada; and Ernie Stokes, The Centre for Spatial Economics. All council members found the assumptions to be reasonable.

Comparison to the 2010 Ontario Budget

TABLE 10. Changes in Key Economic Forecast Assumptions 2011 Budget Compared to 2010 Budget (Per Cent Change)
	2010		2011		2012
	2010 Budget	Actual	2010 Budget	2011 Budget	2010 Budget	2011 Budget
Real Gross Domestic Product	2.7	2.8e	3.2	2.4	3.2	2.7
Nominal Gross Domestic Product	4.4	6.1e	5.0	4.6	5.3	5.1
Retail Sales	3.9	5.0	4.6	4.1	4.7	4.3
Housing Starts (000s)	58.0	60.4	60.0	58.6	70.0	63.8
Personal Income	3.3	4.0e	4.3	4.2	4.8	4.4
Labour Income	2.7	4.0e	4.6	4.3	5.2	4.7
Corporate Profits	31.0	15.1e	10.5	12.2	9.0	9.2
Employment	1.1	1.7	2.1	1.7	2.3	1.8
Job Creation (000s)	73	108	139	116	155	118
Key External Variables
WTI Crude Oil ($ US per Barrel)	82.1	79.4	85.7	99.7	86.9	102.2
U.S. Real Gross Domestic Product	3.1	2.8	3.0	3.1	3.4	3.3
Canadian Dollar (Cents US)	96.0	97.1	97.5	100.0	98.0	99.7
3-month Treasury Bill Rate* (Per Cent)	0.6	0.6	2.2	1.4	3.5	2.6
10-year Government Bond Rate* (Per Cent)	3.7	3.2	4.2	3.5	4.8	4.1
e = Ontario Ministry of Finance estimate.
* Government of Canada interest rates.
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, New York Mercantile Exchange, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (March 2011) and Ontario Ministry of Finance.

Section D: Ontario’s Revenue Outlook

Ontario government revenues are recovering, following the global recession. Taxation revenues are projected to surpass their 2007–08 pre-recession level in 2011–12, with growth of 5.6 per cent over the previous year.

TABLE 11. Summary of Medium-Term Outlook ($ Billions)
	Interim	Plan	Outlook
Revenue	2010–11	2011–12	2012–13	2013–14
Taxation Revenue	71.3	75.3	78.3	81.7
Personal Income Tax	23.8	25.5	26.9	28.5
Sales Tax	19.0	20.1	21.1	22.2
Corporations Tax	8.3	8.9	9.1	9.4
Ontario Health Premium	3.0	3.1	3.2	3.4
Education Property Tax	5.8	5.7	5.7	5.6
All Other Taxes	11.5	12.0	12.2	12.6
Government of Canada	23.0	21.7	21.8	23.1
Income from Government Business Enterprises	4.4	4.5	4.8	5.2
Other Non-Tax Revenue	7.5	6.9	6.9	7.0
Total Revenue	106.2	108.5	111.8	117.0
Note: Numbers may not add due to rounding.

The medium-term revenue forecast is based on the Ministry of Finance economic outlook (see Section C of this chapter) and reflects government policy decisions to date. Revenues are projected to increase at an annual average rate of 3.3 per cent between 2010–11 and 2013–14.

TABLE 12. Personal Income Tax Revenue Outlook ($ Billions)
	Interim	Plan	Outlook
	2010–11	2011–12	2012–13	2013–14
Total Projected Revenue	23.8	25.5	26.9	28.5
Adjustments for Prior Years	(0.5)	–	–	–
Base Revenue1	24.2	25.5	26.9	28.5
Base Revenue Growth (Per Cent)	–	5.2	5.5	6.1
Wages and Salaries Growth (Per Cent)	–	4.3	4.7	4.8
1“Total projected revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

The forecast for Personal Income Tax (PIT) revenue is consistent with the economic outlook for wages and salaries growth. The forecast reflects previously announced tax measures such as the 2009 Budget reduction of the tax rate on the first bracket from 6.05 per cent to 5.05 per cent. For PIT, previous tax measures are fully mature as of 2010–11 and have no incremental impact going forward. Adjustments for Prior Years captures the overestimation of PIT revenues in prior years’ Public Accounts. After accounting for adjustments, the PIT revenue base grows at an annual average rate of 5.6 per cent over the forecast period. This compares to average annual growth of 4.6 per cent in wages and salaries over this period. The PIT revenue base tends to grow at a faster rate than incomes due to the progressive structure of the tax system.

TABLE 13. Sales Tax Revenue Outlook ($ Billions)
	Interim	Plan	Outlook
	2010–11	2011–12	2012–13	2013–14
Total Projected Sales Tax Revenue1	19.0	20.1	21.1	22.2
Measures Included in Total2	–	(0.4)	(0.5)	(0.4)
Adjustment to Pro-Rate to Full-Year Basis	(0.5)	–	–	–
Sales Tax Base Revenue3	19.6	20.5	21.6	22.6
Sales Tax Revenue Growth (Per Cent)	–	4.9	5.1	4.7
Nominal Consumption Growth (Per Cent)	–	4.9	4.6	4.9
1   Sales Tax Revenue is reported net of both the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2Represents the incremental revenue impact of all tax measures, announced previously and in this update, relative to their impact on revenue in 2010–11.
3“Total projected revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

Sales Tax revenues, after adjustments, are projected to grow in line with growth in consumer spending. In Tables 13 and 14, Measures Included in Total represents the incremental revenue impact of all tax measures relative to their impact on revenue in 2010–11. Measures largely reflect the impact of enhanced sales tax credits, including the energy component of the Ontario Energy and Property Tax Credit. The Adjustment to Pro-Rate to Full-Year Basis arises from the mid-year introduction of the Harmonized Sales Tax (HST).

TABLE 14. Corporations Tax Revenue Outlook ($ Billions)
	Interim	Plan	Outlook
	2010–11	2011–12	2012–13	2013–14
Total Projected Revenue	8.3	8.9	9.1	9.4
Measures Included in Total1	–	(0.9)	(1.1)	(1.9)
Net Payment Timing Adjustments	(0.3)	0.3	–	–
Base Revenue2	8.5	9.5	10.3	11.3
Base Revenue Growth (Per Cent)	–	11.7	7.9	10.3
Corporate Profit Growth (Per Cent)	–	12.2	9.2	5.9
1Represents the incremental revenue impact of all tax measures, announced previously and in this update, relative to their impact on revenue in 2010–11.
2“Total projected revenue” less the impact of tax measures or other one-time factors such as prior-year adjustments. Base revenue reflects the impact of underlying macroeconomic factors.
Note: Numbers may not add due to rounding.

Corporations Tax (CT) revenues are projected to increase over the medium term due to growth in corporate profits. The forecast incorporates the impact of previously announced measures, including tax cuts announced in the 2009 Budget and full elimination of the capital tax on July 1, 2010. Net Payment Timing Adjustments were minimal as federal repayments with respect to 2009 taxes were roughly offset by refunds that were mainly due to losses carried back to 2008 and prior years. After adjustments, CT Base Revenue Growth reflects growth in underlying corporate profits.

The Ontario Health Premium (OHP) forecast is based on the outlook for employment and personal income growth. In 2010–11, OHP revenues include a small $39 million adjustment for underestimating OHP revenue in the 2009–10 Public Accounts. After accounting for this, OHP base revenues are projected to increase by an annual average of 5.2 per cent over the forecast period, compared to 4.4 per cent growth for personal incomes.

Education Property Tax revenue decreases by an annual average rate of about 0.9 per cent over the forecast period. This is due to the continuing impact of business education tax reductions announced in the 2007 Budget and enhancements to the property tax credit announced in the 2009 Budget.

The forecast for All Other Taxes is projected to increase at an annual average rate of 3.1 per cent between 2010–11 and 2013–14. The forecast is developed on an item-by-item basis. For example, the forecast for Employer Health Tax is based on the outlook for wages and salaries growth.

The forecast for Government of Canada Transfers is based on existing federal–provincial funding arrangements. Projected revenues are expected to decline in 2011–12 due to lower HST transition payments and a decline in infrastructure funding as stimulus spending ends. Revenue related to ongoing federal funding programs such as the Canada Health Transfer and Canada Social Transfer is projected to increase in the medium term based on existing federal–provincial funding agreements and formulas.

The forecast for Income from Government Business Enterprises is based on information provided by the individual enterprises, including Ontario Lottery and Gaming Corporation (OLG), Liquor Control Board of Ontario (LCBO), Hydro One Inc. and Ontario Power Generation Inc. (OPG). Revenues from government enterprises are projected to increase by $0.8 billion, or at an annual average rate of 5.8 per cent, between 2010–11 and 2013–14. The forecast for government business enterprises includes $200 million in efficiencies by 2013–14 that the government will instruct its major agencies to deliver. See Chapter I, Section B: Managing Responsibly.

The forecast for Other Non-Tax Revenue is based on information provided by government ministries and provincial agencies.

The decrease in other non-tax revenues between 2010–11 and 2011–12 reflects one-time revenues in 2010–11 related to the sale of a portion of the Province’s General Motors shares and the Province’s share of civil settlement agreements with certain tobacco manufacturers related to the movement of contraband tobacco in the early 1990s. The year-over-year revenue decline also reflects the government’s previously announced decision to upload the municipal share of Ontario Disability Support Program costs and the full-year impact of the replacement of certain alcohol charges, including Beer and Wine Fees, with taxes beginning on July 1, 2010. Over the forecast period, these sources of revenue as a whole are expected to be relatively stable.

TABLE 15. Summary of Medium-Term Revenue Changes Since 2010 Budget ($ Billions)
	Interim 2010–11	Plan 2011–12	Plan 2012–13
2010–11 Taxation Revenue Performance	1.0	1.0	1.0
Revised Taxation Revenue Outlook	–	0.2	(0.5)
Past-Year Tax Return Processing — Ongoing	(0.7)	(0.7)	(0.8)
Past-Year Tax Return Processing — One Time	(0.4)	–	–
Corporations Tax Timing of Payments	–	0.2	(0.5)
Government of Canada Transfers	(0.7)	0.2	0.7
All Other Revenue Changes	0.2	(0.1)	(0.1)
Total Revenue Changes	(0.7)	0.7	(0.1)
Note: Numbers may not add due to rounding.

The medium-term revenue forecast is within one per cent of the 2010 Budget outlook in each year of the forecast.

Higher 2010–11 Taxation Revenue, primarily due to stronger-than-expected economic growth, raises the base upon which growth is applied, increasing the forecast for 2011–12 and 2012–13. For more information, see Section B of this chapter.

Revisions to the Taxation Revenue Outlook, since the 2010 Budget, notably related to changes in the economic growth outlook, lower taxation revenues in 2012–13. See Section C of this chapter for changes in Ontario’s economic growth outlook.

Since the 2010 Budget, processing of past-year PIT and CT tax returns has, on a net basis, lowered the 2009–10 base upon which growth is applied for 2010–11 and onwards. In addition, there is a net one-time decrease in 2010–11 revenues as adjustments from past years are reflected in the current year.

Changes in federal payments or repayments of Corporations Tax lead to a revenue increase in 2011–12 and a decrease in 2012–13.

The change in the forecast for Government of Canada Transfers is largely due to revised timelines for capital projects funded through federal–provincial infrastructure programs and also reflects revisions to data underlying existing federal–provincial funding agreements.

All Other Revenue Changes combined increase the outlook in 2010–11 and lower the outlook in 2011–12 and 2012–13. Revenue changes in 2010–11 are discussed in Section B of this chapter. In 2011–12 and 2012–13, higher net income from government business enterprises is more than offset by lower electricity payments-in-lieu of taxes, lower other non-tax revenues, and lower power supply contract recoveries (the latter is fiscally neutral as it is fully reflected in lower power supply contract costs).

Risks to the Revenue Outlook

Ontario’s revenue outlook is based on reasonable assumptions about the pace and strength of Ontario’s recovery from the global recession. There are, however, still risks to Ontario’s continued recovery related to the robustness of the economic recovery in the United States and the rest of the world. These risks are discussed in Section C of this chapter. This section highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines and actual results can vary depending on the composition and interaction of the various factors. The risks are those that could have the most material impact on the largest revenue sources. A broader range of additional risks are not included because they are either less material or difficult to quantify. For example, Income from Government Enterprises, representing roughly four per cent of total revenues, could be affected by changes in each business’s particular market. Likewise, the outlook for Government of Canada transfers is subject to those factors that affect federal funding formulas as well as future decisions by the federal government.

TABLE 16. Selected Economic and Revenue Risks and Sensitivities
Item/Key Components	2011–12 Assumption	2011–12 Sensitivities
Total Revenues
– Real GDP – GDP Deflator	2.4 per cent growth in 2011 2.1 per cent growth in 2011	$790 million revenue change for each percentage point change in real GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Total Taxation Revenues
– Revenue Base1 – Nominal GDP	5.4 per cent growth in 2011–12 4.6 per cent growth in 2011	$545 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on composition and source of changes in GDP growth.
Personal Income Tax (PIT) Revenues
– Revenue Base	5.2 per cent growth in 2011–12
Key Economic Assumptions
– Wages and Salaries	4.3 per cent growth in 2011	$333 million revenue change for each percentage point change in wages and salaries growth.
– Employment	1.7 per cent growth in 2011
– Unincorporated BusinessIncome	5.9 per cent growth in 2011	$34 million revenue change for each percentage point change in unincorporated business income growth.
Key Revenue Assumptions
– Net Capital Gains Income	4.7 per cent growth in 2011	$6 million revenue change for each percentage point change in net capital gains income growth.
– RRSP Deductions	4.2 per cent growth in 2011	$17 million revenue change in the opposite direction for each percentage point change in RRSP deductions growth.
– 2010 Tax-Year Assessments2	$22.9 billion	$229 million revenue change for each percentage point change in 2010 PIT assessments.2
– 2009 Tax-Year and PriorAssessments2	$1.2 billion	$12 million revenue change for each percentage point change in 2009 and prior PIT assessments.2
Item/Key Components	2011–12 Assumption	2011–12 Sensitivities
Sales Tax Revenues
– Revenue Base	4.9 per cent growth in 2011–12
– Nominal ConsumptionExpenditure	4.9 per cent growth in 2011	$210 million revenue change for each percentage point change in nominal consumption expenditure growth.
– 2010 Gross Revenue Pool3	$10.9 billion	$109 million revenue change for each percentage point change in 2010 gross revenue pool.
– 2011 Gross Revenue Pool4	$22.5 billion	$225 million revenue change for each percentage point change in 2011 gross revenue pool.
– Provincial HST Rate	8 per cent	About $3 billion of revenue for every one percentage point of the Province’s HST rate.
Corporations Tax Revenues
– 2010 Tax Assessments	$7.0 billion	$70 million change in revenue for each percentage point change in 2010 Tax Assessments.
– 2011 Canada CorporateTaxable Income	$229.1 billion	$94 million change in revenue for each percentage point change in the federal estimate of 2011 Canada Corporate Taxable Income.
–2012 Canada Corporate Taxable Income	$249.7 billion	$97 million change in revenue for each percentage point change in 2012 Canada Corporate Taxable Income or each one percent change in Ontario Share of 2012 Corporate Taxable Income.5
– Ontario Share of 2012Corporate Taxable Income	34.24 per cent
–2011 Ontario Corporate Profit Growth	12.2 per cent	$63 million change in revenue for each percentage point change in 2011 Ontario Corporate Profit Growth.6
Employer Health Tax Revenues
– Revenue Base	4.0 per cent growth in 2011–12
– Wages and Salaries	4.3 per cent growth in 2011	$50 million revenue change for each percentage point change in wages and salaries growth.
Ontario Health Premium (OHP) Revenues
– Revenue Base	5.0 per cent growth in 2011–12
– Personal Income	4.2 per cent growth in 2011	$27 million revenue change for each percentage point change in personal income growth.
– 2010 Tax-Year Assessments	$2.7 billion	$27 million revenue change for each percentage point change in 2010 OHP assessments.
Item/Key Components	2011–12 Assumption	2011–12 Sensitivities
Gasoline Tax Revenues
– Revenue Base	0.2 per cent growth in 2011–12
– Gasoline Pump Prices	118.0 cents per litre in 2011	$3 million revenue change in the opposite direction for each cent per litre change in gasoline pump prices.
Fuel Tax Revenues
– Revenue Base	1.4 per cent growth in 2011–12
– Real GDP	2.4 per cent growth in 2011	$11 million revenue change for each percentage point change in real GDP growth.
Land Transfer Tax Revenues
– Revenue Base	No change in 2011–12
– Housing Resales	4.5 per cent decline in 2011	$13 million revenue change for each percentage point change in both the number and prices of housing resales.
– Resale Prices	0.5 per cent growth in 2011
Canada Health Transfer
– Ontario Population Share	38.7 per cent in 2011–12	$31 million revenue change for each tenth of a percentage point change in population share.
– Ontario Basic Federal Tax(BFT) Share	41.1 per cent in 2011–12	$3 million revenue change in the opposite direction for each tenth of a percentage point change in Ontario’s BFT share.
Canada Social Transfer
– Ontario Population Share	38.7 per cent in 2011–12	$12 million revenue change for each tenth of a percentage point change in population share.
1Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.
2Ontario 2010 Personal Income Tax (PIT) is a forecast estimate because 2010 tax returns are yet to be assessed by the Canada Revenue Agency. Some tax amounts for 2009 and prior years are also yet to be assessed in 2011, and estimates of these amounts are included in the revenue outlook.
3The 2010 gross revenue pool excludes impact of Ontario measures and reflects the HST being implemented on July 1, 2010. The revenue pool is an estimate because assessments are not complete.
4The 2011 gross revenue pool, projected by the Federal Department of Finance, excludes impact of Ontario measures.
5The provincial allocation of 2012 Canada Corporate Taxable Income will be based on shares from the 2010 tax returns to be assessed during 2011.
6Revenue impacts related to changes in Ontario Corporate Profit Growth would be realized in the current year if reflected in federal instalment payments; otherwise the impact would be recognized in future years.

Section E: Ontario’s Fiscal Plan

Medium-Term Fiscal Outlook

The 2010 Budget projected that the Province’s deficit would be cut in half in five years from its peak in 2009–10 and eliminated by 2017–18. The government’s realistic and responsible plan to balance the budget is working. The deficit for 2010–11 is now projected to be $3.0 billion lower than outlined in the 2010 Budget, an improvement of about 32 per cent from the 2009–10 deficit of $24.7 billion forecast in the fall of 2009. Over the next two years the government is on track to improve on its deficit projections by $1.7 billion — for a total improvement of $4.7 billion over three years.

TABLE 17. Medium-Term Fiscal Plan and Outlook ($ Billions)
	Interim	Plan	Outlook
	2010–11	2011–12	2012–13	2013–14
Total Revenue	106.2	108.5	111.8	117.0
Expense
Programs	113.3	113.8	114.6	116.7
Interest on Debt	9.5	10.3	11.4	12.6
Total Expense	122.9	124.1	126.0	129.3
Reserve	–	0.7	1.0	1.0
Surplus/(Deficit)	(16.7)	(16.3)	(15.2)	(13.3)
Note: Numbers may not add due to rounding.

Total revenue over the medium term is projected to increase at an average annual rate of 3.3 per cent between 2010–11 and 2013–14, as government revenues continue to recover from the impact of the global recession.

Over the same period, total expense is projected to increase at an average annual rate of 1.7 per cent — about half the rate of growth in revenue. This constrained rate of growth reflects the government’s continued commitment to steadfastly tackle the deficit without putting vital public services at risk or resorting to arbitrary, across-the-board cuts. It reflects the Province’s accelerated plan to achieve greater efficiencies in the delivery of public services.

To offset potential changes to revenue and expense that would otherwise impact the Province’s fiscal performance, the fiscal plan includes prudence in the form of contingency funds of $0.7 billion in 2011–12 and a reserve of $0.7 billion in 2011–12, and $1.0 billion in 2012–13 and 2013–14.

Key Changes Since the 2010 Budget

The government is on track for a cumulative improvement of $4.7 billion between 2010–11 and 2012–13 compared with the 2010 Budget deficit projections.

TABLE 18. Change in Medium-Term Fiscal Outlook Since the 2010 Budget ($ Billions)
	2010–11	2011–12	2012–13
Surplus/(Deficit) from 2010 Budget	(19.7)	(17.3)	(15.9)

Total Revenue Changes	(0.7)	0.7	(0.1)
Expense Changes
Net Program Expense Changes	(2.6)	0.8	0.3
Interest on Debt	(0.4)	(0.8)	(1.2)
Total Expense Changes	(3.0)	0.0	(0.9)
Change in Reserve	(0.7)	(0.3)	–

Fiscal Improvement/(Deterioration)	3.0	1.0	0.7

2011 Budget Surplus/(Deficit)	(16.7)	(16.3)	(15.2)
Note: Numbers may not add due to rounding.

The medium-term revenue forecast is within one per cent of the 2010 Budget outlook in each year of the forecast. Complete details on changes to the revenue forecast are outlined in Section D of this chapter.

Program expense in 2010–11 is projected to be $2.6 billion lower than forecast in last year’s budget. Further details on the 2010–11 interim fiscal performance are outlined in Section B of this chapter.

For 2011–12, the net change in program expense mainly reflects revised implementation schedules for infrastructure projects, including economic stimulus projects. Otherwise, as is the case in 2012–13, overall program expense levels are largely consistent with the 2010 Budget projections.

Interest on debt expense is now lower than forecast, partly due to lower deficit projections, as well as lower-than-projected interest rates. The Province has taken advantage of the lower interest rate environment in 2010–11 and extended the term to maturity of its debt. This has allowed the Province to lock in low interest rates for a longer period, which reduces refinancing risks and helps offset the impact of expected higher interest rates.

The reserve for 2010–11 has been used to improve the Province’s fiscal performance and reduce the deficit. For 2011–12, consistent with previous years’ practice, the reserve has been lowered because there is more visibility into the economic outlook for 2011–12 than there was a year ago.

Medium-Term Expense Outlook

The Province’s total expense outlook is projected to grow by an average annual rate of only 1.7 per cent between 2010–11 and 2013–14. Moreover, excluding the estimated impact associated with the federal–provincial announcement to extend the funding deadline for completion of infrastructure stimulus projects to October 31, 2011, the Province’s 2011–12 program expense outlook is unchanged year over year, compared with the 2010–11 interim estimate. This outlook reflects the government’s commitment to control growth in program expense while protecting the public services that matter most to Ontarians.

TABLE 19. Summary of Medium-Term Expense Outlook ($ Billions)
	Interim	Plan	Outlook
	2010–11	2011–12	2012–13	2013–14
Programs
Health Sector	45.6	47.6	49.2	50.6
Education Sector1	22.2	23.2	24.0	24.3
Postsecondary and Training Sector	7.6	7.1	7.1	7.4
Children’s and Social Services Sector	13.1	13.7	14.0	14.4
Justice Sector	4.4	4.7	4.6	4.2
Other Programs	20.3	17.4	15.7	15.9
Total Programs	113.3	113.8	114.6	116.7
Interest on Debt	9.5	10.3	11.4	12.6
Total Expense	122.9	124.1	126.0	129.3
1 Excludes Teachers’ Pension Plan. Note: Numbers may not add due to rounding.

Between 2010–11 and 2013–14, total program expense is projected to increase by an average annual rate of only 1.0 per cent. Highlights of key program expense changes over the medium term include the following:
•
Total health sector expense is projected to increase by $5.0 billion from 2010–11 to 2013–14. Funding maintains growth in major program areas such as hospitals and OHIP. It also supports increased investments in the community services sector, including long-term care homes, to improve services and help divert pressures from acute care and emergency rooms.

•
Total education sector funding is projected to increase by $2.1 billion from 2010–11 to 2013–14. This increase includes additional Provincial grants to support student achievement and funding for the ongoing implementation of the government’s full-day kindergarten program.

•
Total postsecondary and training sector expense is projected to decrease by $0.5 billion in 2011–12 primarily due to the phase-out of time-limited stimulus funding. From 2011–12 to 2013–14, expense is projected to increase to support postsecondary enrolment growth.

•	Total children’s and social services sector funding is projected to increase by $1.3 billion from 2010–11 to 2013–14. This is primarily due to increased expenses in social assistance.
•
Total justice sector expense is projected to decrease by approximately $0.2 billion from 2010–11 to 2013–14. This decrease is primarily due to the expected completion of previously approved capital projects, including courthouses and correctional facilities.

•	Other programs expense is projected to decrease by $4.4 billion from 2010–11 to 2013–14. This decrease is mainly due to the phase-out of time-limited investments intended to help the Province emerge from the global recession and temporary relief for the transition to the new sales tax system.

The total expense outlook includes interest on debt expense, net of interest capitalized during construction of tangible capital assets, and is projected to increase by $3.1 billion from 2010–11 to 2013–14. This increase is mainly due to additional borrowing required to fund investments in infrastructure and deficits.

Risks to Expense Outlook

As is the case every year, potential risks may emerge causing variances to both the Province’s revenue and expense outlooks. Yet, by maintaining a prudent approach towards fiscal management, the government has overachieved on its budget targets in five of the last seven fiscal years.

The government’s 2011–12 expense plan includes contingency funds totalling $0.7 billion. The contingency funds provide flexibility for the government to respond, in a timely manner, to any further challenges that may arise to Ontario’s fiscal outlook. Contingency funds are also built into the fiscal plan over the medium term.

The following table provides a summary of key expense risks and sensitivities that could result from unexpected changes in economic conditions and program demands. A change in these factors could impact total expense, causing variances in the overall fiscal forecast. It should be noted that these sensitivities and risks are illustrative and can vary, depending on the nature and composition of potential risks.

TABLE 20. Selected Expense Risks and Sensitivities
Program/Sector	2011–12 Assumption	2011–12 Sensitivity
Health Sector	Annual growth of 4.3 per cent.	One per cent change in health spending: $476 million.
Hospitals’ Sector Expense	Annual growth of 4.7 per cent.	One per cent change in hospitals’ sector expense: $212 million.
Drug Programs Utilization	Annual growth of less than 4.8 per cent.	One per cent change in program expenditure of all drug programs: $43 million (seniors and social assistance recipients).
Long-Term Care Homes	77,800 long-term care home beds. Average Provincial annual operating cost per bed in a long-term care home is $48,300.	One per cent change in number of beds: approximately $38 million.
Home Care	Approximately 20 million hours of homemaking and support services. Approximately 8 million nursing and professional visits.	One per cent change in hours of homemaking and support services: approximately $6 million. One per cent change in nursing and professional visits: approximately $6 million.
Elementary and Secondary Schools	1,877,000 average daily pupil enrolment.	One per cent enrolment increase: $140 million.
University Students	366,000 full-time undergraduate and graduate students.	One per cent enrolment change: $35 million.
College Students	182,600 full-time students.	One per cent enrolment change: $13 million.
Ontario Works	260,423 average annual caseload.	One per cent caseload change: $23 million.
Ontario Disability Support Program	290,172 average annual caseload.	One per cent caseload change: $38 million.
Correctional System	3.2 million adult inmate days per year. Average cost $180 per inmate per day.	One per cent change in inmate days: $5.8 million.
Interest on Debt	Average cost of 2011–12 borrowing is forecast to be approximately 4.5 per cent.	The 2011–12 impact of a 100 basis-point change in borrowing rates is forecast to be approximately $500 million.

Compensation costs and wage settlements are also key cost drivers. Consistent with the government’s broader public-sector compensation policy statement, the fiscal plan provides no funding for incremental compensation increases for the first two years of any future collective agreements.

Contingent Liabilities

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Significant contingent liabilities were disclosed as part of the 2009–10 Annual Report and Consolidated Financial Statements, released in August 2010.1

1           For further information, visit www.fin.gov.on.ca/en/budget/paccts/2010.

Plan to Eliminate the Deficit

The Open Ontario plan, along with the government’s continuing approach to prudent fiscal management, provides a solid foundation for supporting the economic recovery and ensuring long-term prosperity for the province.

The balanced pace of deficit reduction ensures that the Province will overcome the fiscal challenge it faces through realistic and responsible means, not by putting vital public services at risk or resorting to arbitrary, across-the-board cuts. The plan is working.

The government is on track for a cumulative improvement of $4.7 billion between 2010–11 and 2012–13 compared with the 2010 Budget deficit projections. This improvement is in large part a result of the government’s continued efforts to control expense while protecting the public services that matter most to Ontarians, such as education and health care.

Key elements of the government’s plan to eliminate the deficit by 2017–18 include:

•	holding annual growth in program expense to an average of 1.0 per cent between 2010–11 and 2013–14;
•	initiatives to improve the delivery of public services and ensure that Ontarians receive the best value for their tax dollars;
•	promoting principled and sustainable federal–provincial fiscal arrangements;
•	maintaining a cautious and prudent fiscal plan, including contingency funds and a reserve; and
•	continuing support for Ontario’s recovery as the economy turns the corner on the recession.
TABLE 21. Ontario’s Recovery Plan ($ Billions)
	Interim	Plan	Medium-Term Outlook		Extended Outlook
	10–11	11–12	12–13	13–14	14–15	15–16	16–17	17–18
Revenue	106.2	108.5	111.8	117.0	122.8	129.0	135.4	142.2
Expense
Programs	113.3	113.8	114.6	116.7	118.8	121.0	122.9	124.9
Interest on Debt	9.5	10.3	11.4	12.6	13.7	14.8	15.7	16.3
Total Expense	122.9	124.1	126.0	129.3	132.6	135.8	138.6	141.2
Reserve	–	0.7	1.0	1.0	1.0	1.0	1.0	1.0
Surplus/ (Deficit)	(16.7)	(16.3)	(15.2)	(13.3)	(10.7)	(7.8)	(4.2)	0.0
Note: Numbers may not add due to rounding.

Fiscal Prudence

In addition to maintaining a prudent and responsible approach to managing growth in expenditures, each year the fiscal plan includes other elements of prudence to help protect the government’s overall fiscal objectives and contribute to the achievement of fiscal targets.

In keeping with sound fiscal practices, the Province’s revenue outlook is based on prudent economic assumptions.

Consistent with requirements under the Fiscal Transparency and Accountability Act, 2004, the fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The fiscal plan also includes contingency funds (both operating and capital) to help mitigate expense risks that may otherwise have a negative impact on results.

Section F: Ontario Needs a Strong Federal Partner

Overview

The coordinated response of the federal and Ontario governments to the recent recession helped achieve renewed economic growth and job creation. Both levels of government delivered investments in infrastructure, provided financial support to the auto industry and worked together on sales tax harmonization. These measures, combined with the federal government’s enhanced short-term support for skills training, will continue to help the province turn the corner and position Ontario and Canada for sustained economic growth.

More remains to be done — and the Province is concerned about the trend of waning federal interest in programs and the unfair treatment of Ontarians compared to people in other provinces. Although many families are still feeling the effects of the recession, the federal government is reducing its support for skills training and immigrant settlement. While Ontario is addressing emerging economic and demographic challenges, the federal government remains vague on its long-term commitment to Ontario’s health, education and social programs.

The Province needs a strong partner to meet the needs of Ontarians and to help them prepare for the future. Ontario calls on the federal government to provide adequate long-term support to help build a stronger Ontario — in a stronger Canada.

To Meet the Needs of Ontario’s Workforce

Employment Insurance

The federal Employment Insurance (EI) program is still failing to meet the needs of Ontario’s unemployed workers and the modern labour market.

Despite some improvements in 2008 and 2009, Ontarians still have trouble accessing EI regular benefits. In 2010, only 34 per cent of Ontario’s unemployed received EI regular benefits compared to an average of 54 per cent in the other provinces.

Ontarians also continued their long-standing overcontribution to the EI program in 2010 by paying an estimated 40 per cent of premiums but receiving only 31 per cent of total regular benefits.

These persistent discrepancies show that the EI program has reached a permanent state of imbalance that has negative implications for unemployed workers and Ontario’s economy. The EI program should be responsive to current labour-market conditions, facilitate productivity in all regions of the country and ensure fairness for Ontario workers.

Labour-Market Training

As the province emerges from the global recession, the Open Ontario plan will help Ontarians increase productivity and promote economic growth. While the Province is investing in the tools Ontarians need to prosper in the new economy, it is also important that the federal government continue to maintain its enhanced support for Ontario’s skills training programs. These enhancements have helped Ontario make investments in Second Career and other critical programs. If the federal government fails to maintain its support of skills training, tens of thousands of Ontarians would lose the opportunity to develop essential labour-market skills required to succeed in a growing, knowledge-based economy.

TABLE 22. Examples of the Impact of Expiry of Enhanced Federal Funding for Skills Training1
Programs	Clients Served
Summer Jobs Service	An estimated 29,000 fewer students per year would receive help to find a summer job.
Literacy and Basic Skills	An estimated 13,000 fewer learners per year would be able to access Literacy and Basic Skills programming.
1Selected programs presented for illustration purposes only.

In addition, Ontario remains concerned about its overall share of EI training funds, which support numerous training programs delivered by the Province. In 2010, Ontarians accounted for 42 per cent of Canada’s unemployed but received only 31 per cent of the EI funding allocation for training. This would be further reduced if the federal government continues with current plans to reduce funding. Ontario also calls on the federal government to review the principles for allocating EI training funds and provide Ontario with greater flexibility in designing EI training programs so the Province can better respond to the specific needs of Ontarians.

Immigration Settlement

Helping new Canadians contribute to Ontario’s success is an important part of the Open Ontario plan to strengthen the economy. However, the federal government failed to fully meet its commitment under the Canada–Ontario Immigration Agreement (COIA) by underspending over $200 million allocated to Ontario settlement agencies. This funding would have benefited 60,000 newcomers to Ontario, with services ranging from settlement to workplace-focused language and communications training to bridging and technical upgrading programs. These services would have accelerated the integration of newcomers into the workforce. In addition, the federal government recently announced that Ontario agencies serving newcomers can expect cuts to their funding, beginning with $44 million in 2011–12. This lack of commitment from the federal government seriously limits the ability of newcomers to fully participate in the labour market and contribute to Ontario’s growth.

Ontario is committed to supporting the success of its immigrants. The federal government must fulfill its obligations under COIA and flow the full funding it committed under that agreement to immigrant service agencies immediately. Moreover, to improve outcomes for immigrants who choose Ontario as their home, the federal government must also negotiate a new agreement with the Province — one that would give Ontario greater policy control and full funding support for immigrant settlement and training. Similar to the agreements with Manitoba, British Columbia and Quebec, a new devolved agreement is necessary in order for Ontario to provide more coherent training programs that would meet the needs of Ontario’s workforce.

To Lay the Groundwork for Future Prosperity

Equally crucial to the success of Ontarians are long-term federal commitments to infrastructure, innovation and financial regulation. Ontario has benefited from the federal Building Canada Plan and infrastructure stimulus through various joint projects that have improved Ontario’s universities, roads and economy.

Windsor is Canada’s premier trade gateway. Each year more than 12 million cars, trucks and buses, and nearly $120 billion worth of goods, flow between Canada and the United States through the Windsor–Detroit corridor alone. With support from the federal government, the Windsor–Detroit crossing will be upgraded to ease traffic congestion across the border and improve trade flows. Ontario welcomes the federal government’s commitment to fund 50 per cent of eligible capital costs of the Windsor–Essex Parkway leading to the new bridge.

The Province is committed to promoting productivity and encouraging economic growth in Ontario. The federal government is currently undertaking a review of its research and development (R&D) supports, while also developing a national Digital Economy Strategy. Ontario is Canada’s largest performer of R&D and is home to significant digital economy clusters in Toronto, Ottawa and Waterloo. Any federal actions must protect Ontarians’ interests in these two areas and be based on principles of fairness, transparency and excellence. See Chapter III: Tax and Pension Systems for Ontario’s Future for further discussion of the federal R&D review.

Ontario is committed to maintaining and promoting the strength, vibrancy and integrity of Canada’s capital markets, which are mostly based in Toronto. The Province and federal government have worked together to promote Canada’s reputation for strong financial institutions and Toronto’s status as a premier financial services centre through the creation of the Global Risk Institute in Financial Services.

Ontario believes that a strong Canadian regulator would further improve the efficiency of Canada’s capital markets and facilitate better enforcement and investor protection. The new regulator should be centred in Toronto, Canada’s financial capital, to meet the needs of Canadian capital markets. Ontario will continue to actively work with the federal government to create a Canadian securities regulator.

“A Canadian securities regulator would provide better protection for investors, more efficient regulation and lower costs for firms… The establishment of a Canadian securities regulator administering a single federal Securities Act for the whole country will reinforce financial stability, strengthen enforcement and help protect investors through increased accountability.”

Federal Finance Minister Jim Flaherty, September 16, 2010.

To Help Families and Support Communities

The Province is working with the federal government on a new affordable housing initiative that would extend federal and provincial funding. This program would help build and renovate affordable housing, improve housing affordability, and foster safe, independent living for low-income families. However, Ontario continues to maintain that the federal government should be a long-term partner in funding affordable housing. Going forward, a long-term, fair-share commitment from the federal government would help ensure that Ontario families have access to housing.

While Ontario supports the federal government’s efforts to improve the safety of communities, federal anti-crime initiatives come with a cost. The Province expects the federal government to recognize any fiscal pressures created by its recent crime bills and to provide support to provinces to address these pressures.

Provincial governments are working together to manage the cost of health care services, including work on pan-Canadian procurement of drugs and medical equipment and sharing clinical best practices. However, the future of universal health care also depends on the federal government providing adequate financial support to provinces and territories. Ontario welcomes the federal government’s commitment to continue transfers that support hospitals and schools as it moves to balance its budget. To continue to deliver quality services on which Ontarians rely, provinces need a strong and sustained federal commitment beyond the expiry of current agreements in 2013–14 and a renewal of the federal government’s commitment to the reduction in health care wait times.

Federal Contribution to Health Care in Ontario

Universal health care in Canada was founded in the late 1960s on the understanding that the costs would be shared 50–50 between the provinces and federal government.
In 1977, the federal government gave the provinces more policy flexibility by splitting its support for health care into half cash and half transfer of tax room.

Beginning in the 1980s, however, the federal government gradually reduced its health and social transfers, leading to drastic cuts in the 1990s.

With the 2004 Health Accord, the federal government agreed to increase its investment in health care and ensure a more consistent level of support through a six per cent escalator for 10 years. By 2013–14, the last year of the Accord, federal support for health care in Ontario is expected to stand at roughly 24 per cent.

Moving to the next generation of funding arrangements, Ontario expects the federal government to maintain a strong and sustained commitment to health care.

Ontario encourages the federal government to work with provinces and territories in renewing all fiscal arrangements, including the Canada Social Transfer. In particular, Ontario looks to the federal government to partner with the Province in its plan to raise Ontario’s postsecondary attainment rate while increasing the quality of postsecondary education.

To Improve Government Efficiency

To manage taxpayers’ dollars responsibly, governments must ensure that services are not duplicated across levels of government. Ontario and the federal government have acted to streamline services and realign responsibilities where it makes sense. Over the last decade, various labour-market agreements have devolved the responsibility for the design and administration of certain federal training programs. For businesses, the Corporate Tax Administration Redesign initiative implemented a single federal–provincial corporate tax return and the Harmonized Sales Tax will reduce compliance costs from the move to a single administration. Ontario also supports the creation of a Canadian securities regulator, which would strengthen financial regulation.

Governments must continue to ensure that services are delivered efficiently and effectively by the level of government best positioned to provide them; sometimes it will be the federal government and sometimes it will be the Province. Governments can better serve people by working together to take advantage of opportunities to realign.

Immigration Settlement and Labour-Market Training

The devolution of immigrant settlement and integration services to Ontario with federal funding would realize this opportunity to realign. Situating training, immigrant settlement and integration programs under one level of government would allow the Province to strengthen its one-stop shop of integrated services. The federal government could further improve service delivery for Ontarians by devolving the remaining federal labour-market training programs with adequate and predictable funds, which would allow clients to access the full range of training services available in one location.

Correctional Services

International experience suggests that rehabilitation services provided in prisons are effective at keeping communities safe and controlling correctional expenses. The delivery of these rehabilitation services could be more effective and efficient if mainly delivered by one level of government. Ontario calls on the federal government to assume responsibility for inmates serving sentences of over six months to ensure that inmates receive the effective rehabilitation services they need.

“Clearly assigning responsibility for corrections services based on a distinction that makes sense will minimize duplication, improving the sector’s efficiency.”

James Pearce, Joshua Hjartarson and Matthew Mendelsohn, “Saving Dollars and Making Sense: An Agenda for a More Efficient, Effective and Accountable Federation,” Mowat Centre for Policy Innovation, October 2010.

Section G: Accountability, Transparency and Financial Management

Introduction

The government is accountable to the public for the appropriate use of taxpayer dollars and for clearly communicating the objectives and results of how those dollars are spent. The Province has introduced a number of initiatives to strengthen its accountability to the public, improve transparency in reporting on the use of taxpayers’ money, and ensure that funds are managed effectively.

Strengthening Accountability of Organizations

As part of its role, the government needs to ensure that publicly funded organizations are accountable for the prudent use of taxpayers’ money. Through new and strengthened legislation and public reporting tools, the government is committed to ensuring the accountability of these organizations.

Enhancing Accountability in the Broader Public Sector

The government continues to take significant steps to protect the interests of taxpayers and strengthen the accountability of organizations that receive public funding.

The new Broader Public Sector Accountability Act, 2010 (www.e-laws.gov.on.ca/html/statutes/english/elaws_statutes_10b25_e.htm), which received Royal Assent on December 8, 2010, establishes greater financial accountability for larger broader public-sector organizations, including hospitals, school boards, colleges, universities, children’s aid societies, community care access centres and other publicly funded organizations that receive $10 million or more in government funding.

The Act bans the use of public funds to hire external lobbyists, expands freedom-of-information legislation to cover hospitals, and requires hospitals and Local Health Integration Networks to report and post expenses of senior executives. The Act also establishes new rules for procurement and expenses for designated broader public-sector organizations.

The government will introduce amendments to the Broader Public Sector Accountability Act, 2010 this spring. The amendments, if passed, would ensure that any unnecessary perks would be eliminated in broader public-sector organizations. The government has also introduced new rules for ministries and agencies that will ensure perks are not provided.

Improving Accountability for Travel-Related Expenses

The government has strengthened accountability by making specified travel, meal and hospitality claims information available to the public on www.ontario.ca, the government’s website.

Travel-related expense information for senior government managers, cabinet ministers, parliamentary assistants and their staff continues to be posted by the government on the website. This website also features links to the websites of the 22 government agencies and organizations prescribed under the Public Sector Expenses Review Act, 2009.

Transparency in Reporting on the Use of Public Money

Transparency in public-sector reporting is vital to help taxpayers and users of financial information assess how public money is used. Consistent reporting, improved asset management and the Pre-Election Report provide key tools to help better understand the use of and value obtained with taxpayers’ money.

Developments in Public-Sector Accounting Standards

Public-sector accounting standards establish how the financial activities of governments and public-sector organizations are measured, recorded and reported to the public. They are an essential building block for effective government decision-making, budgeting and transparent reporting of financial information.

Over the past year, the Public Sector Accounting Board (PSAB) has issued a number of proposed changes to government financial reporting, including accounting for government transfers, financial instruments and foreign exchange. In response to issues raised through a federal–provincial Joint Working Group of senior government and accounting standards officials, PSAB has also initiated a review of its Conceptual Framework, which underlies the Board’s development of all public-sector accounting standards in Canada. The PSAB acknowledges that it is giving this project the highest priority.

Ontario expects that PSAB will incorporate the results of the Conceptual Framework review into its recent proposals and existing accounting standards to ensure the transparency and quality of public-sector financial reporting. The government will continue to work with PSAB and other stakeholder groups to ensure that accounting standards established for governments in Canada serve the best interests of Ontario’s taxpayers.

Consistency in Accounting Standards for the Public Sector

Consistency in accounting standards is important as it provides more relevant and understandable information on the finances of public-sector organizations delivering publicly funded services.

Late in 2010, PSAB approved the inclusion of accounting standards applicable to public-sector not-for-profit organizations in the Public Sector Accounting (PSA) Handbook. As well, effective in 2011, the Accounting Standards Board replaced current accounting standards for commercial enterprises with International Financial Reporting Standards and Accounting Standards for Private Enterprises. As a result of these two significant changes, public-sector entities must individually reassess their basis of reporting and implement standards that best meet their users’ needs and support sound decision-making. Without guidance and support, however, these changes will increase the risk of inconsistent financial reporting across publicly funded entities.

As a result, the government is collaborating with government ministries and their respective agencies and sectors to ensure that an informed and consistent choice of accounting standards is made to support transparent financial reporting and accountability throughout Ontario’s public sector. The initial phase of this process focused on consolidated public-sector entities. The next step will be to engage public-sector organizations outside the Province’s reporting entity, such as municipalities and universities.

Pre-Election Report on Ontario’s Finances

In December 2004, the McGuinty government passed the Fiscal Transparency and Accountability Act, 2004 (FTAA) to ensure greater transparency and accountability in the government’s fiscal planning and financial reporting. Under the FTAA, the Ministry of Finance must release a Pre-Election Report on Ontario’s Finances in advance of a provincial election.

The purpose of the Pre-Election Report is to give citizens a clear understanding of the Province’s estimated future revenues and expenses, and other details of the fiscal plan, before the upcoming provincial election, including:

•	the macroeconomic forecasts and assumptions used to prepare the fiscal plan;

•	an estimate of Ontario’s revenues and expenses, including estimates of the major components of the revenues and expenses set out in the plan;

•	details of the reserve; and

•	the ratio of provincial debt to Ontario’s gross domestic product.

Under the FTAA, the Auditor General will promptly review the Pre-Election Report to determine whether it is reasonable and release a statement on the results of the review.

Improving Reporting on Capital Assets

The government has made steady progress to improve the reporting of tangible capital assets, resulting in greater transparency and opportunities for improved asset management. Major assets have been reported in Printed Estimates from 2003 and a number of other asset classes (including vehicles, aircraft, marine craft, information technology systems and hardware) added from 2009. The government will implement additional measures to further enhance the financial reporting model for its real estate portfolio and improve transparency in the management of government assets.

Efficient Use of Public Money

Prudent management of public money is critical to ensure results are achieved and taxpayers obtain value for their tax dollars. Effective financial management enhances efficiency in the use of public money and helps to manage demands for debt financing and associated borrowing costs.

Financial Management of Stimulus Programs

In the 2009 Budget, the government announced a two-year investment in capital infrastructure to help stimulate the economy and create jobs across Ontario. For many of the projects funded under the stimulus programs, Ontario, the federal government and the project proponents, including municipalities, each contributed one-third of the costs. For investments in social housing, Ontario and the federal government split the cost equally. The Ontario government has applied strong control measures to ensure that funds are spent for the intended purpose and that the expected results are achieved.

In 2010, the Auditor General of Ontario conducted a value-for-money audit that focused on the structure and implementation of three programs. The audit looked at whether adequate systems and procedures were in place to ensure timely distribution and prudent administration of the funds, and measured and reported on the effectiveness of these programs. The audit was done as the programs were being implemented. The government has already taken steps and made changes to the programs based on the Auditor General’s work and recommendations. The Auditor General’s report noted that “the responsible ministries devoted significant efforts to establish the appropriate systems and process, and to adhere to the Province’s Transfer Payment Accountability Directive on program eligibility, reporting and other accountability requirements.”1

1	Office of the Auditor General of Ontario, 2010 Annual Report, p. 179.

The government has made timely monitoring and reporting essential elements of the stimulus programs. Since November 2009, Ontarians have been able to track the progress of projects in their communities and across the province on the Revitalizing Ontario’s Infrastructure website at www.ontario.ca/infrastructure. The website shows up-to-date progress for each stimulus project. In December 2010, the Ministry of Infrastructure launched an enhanced version of the website with new features and additional information.

Ontario and the federal government have announced an extension of the stimulus funding deadline from March 31, 2011 to October 31, 2011 for qualifying projects. The government will continue to maintain strong controls to ensure program objectives are achieved and funds are spent wisely.

Effective Management of Debt

The government borrows money to build new infrastructure, such as roads, hospitals and schools, and to fund annual operating deficits. Increased debt leads to increased borrowing costs, which squeezes the overall amount of funding available for future health care, education and social programs. Accordingly, it is important to manage the levels and cost of government borrowing.

To ensure the sustainability of its financial plan, the government continues to carefully choose its infrastructure investment priorities and maintain the appropriate balance between investments that provide economic stimulus and create the jobs and infrastructure necessary to underpin Ontario’s future economic growth, and the level of increased debt. By carefully managing the rate of investments, the Province will reduce pressure on its borrowing needs. This approach will lower the rate of debt growth and associated borrowing costs.

Other Requirements

The government will introduce the proposed Supplementary Interim Appropriation for 2011–12 Act, 2011 to supplement the Interim Appropriation for 2011–12 Act, 2010. If approved by the legislature, this will provide the balance of interim legal spending authority for anticipated 2011–12 spending, pending finalization of the 2011–12 voting of Supply process.

Section H: Details of Ontario’s Finances

Fiscal Tables and Charts

This section provides information on the Province’s historical financial performance, key fiscal indicators, and details on Ontario’s fiscal plan and outlook.

TABLE 23. Medium-Term Fiscal Plan and Outlook ($ Billions)
	Interim	Plan	Outlook
	2010–11	2011–12	2012–13	2013–14
Revenue	106.2	108.5	111.8	117.0
Expense
Programs	113.3	113.8	114.6	116.7
Interest on Debt1	9.5	10.3	11.4	12.6
Total Expense	122.9	124.1	126.0	129.3
Reserve	–	0.7	1.0	1.0
Surplus/(Deficit)	(16.7)	(16.3)	(15.2)	(13.3)
Net Debt	217.3	241.5	264.8	284.8
Accumulated Deficit	147.6	164.0	179.1	192.4
1Interest on Debt expense is net of interest capitalized during construction of tangible capital assets of $0.2 billion in 2010–11, $0.3 billion in 2011–12, $0.3 billion in 2012–13, and $0.4 billion in 2013–14.
Note: Numbers may not add due to rounding.

TABLE 24. Revenue ($ Millions)
	2008–09	Actual 2009–10	Interim 2010–11	Plan 2011–12
Taxation Revenue
Personal Income Tax	25,738	23,393	23,761	25,500
Sales Tax1	17,021	17,059	19,047	20,134
Corporations Tax	6,748	5,615	8,250	8,874
Education Property Tax2	5,696	5,626	5,757	5,727
Employer Health Tax	4,617	4,545	4,784	4,991
Ontario Health Premium	2,776	2,763	2,967	3,074
Gasoline Tax	2,323	2,336	2,387	2,392
Land Transfer Tax	1,013	1,015	1,249	1,249
Tobacco Tax	1,044	1,083	1,158	1,142
Fuel Tax	698	658	711	721
Beer and Wine Tax (replacing Fees)3	–	–	398	538
Electricity Payments-In-Lieu of Taxes	830	516	295	532
Other Taxes	352	322	500	396
	68,856	64,931	71,264	75,270
Government of Canada
Canada Health Transfer	8,942	9,791	10,186	10,713
Canada Social Transfer	4,079	4,204	4,330	4,460
Equalization	–	347	972	2,350
Infrastructure Programs	151	990	1,708	538
Labour Market Programs	797	1,253	1,214	891
Social Housing	520	498	487	482
Wait Times Reduction Fund	235	97	97	97
Other Federal Payments	1,867	1,440	4,004	2,200
	16,591	18,620	22,998	21,731
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,921	1,924	1,925	1,738
Liquor Control Board of Ontario	1,410	1,440	1,544	1,641
Ontario Power Generation Inc./Hydro One Inc.	713	854	926	1,131
Other Government Enterprises	(2)	(23)	2	3
	4,042	4,195	4,397	4,513
Other Non-Tax Revenue
Reimbursements	1,379	1,429	1,045	791
Vehicle and Driver Registration Fees	1,034	1,057	1,069	1,084
Electricity Debt Retirement Charge	970	907	934	931
Power Supply Contract Recoveries	953	1,409	1,281	1,351
Sales and Rentals	733	647	780	823
Other Fees and Licences	683	717	749	768
Beer and Wine Fees (replaced by Tax)3	459	451	172	–
Net Reduction of Power Purchase Contract Liability	373	348	339	317
Royalties	205	228	190	218
Miscellaneous Other Non-Tax Revenue	655	854	967	656
	7,444	8,047	7,526	6,939
Total Revenue	96,933	95,793	106,185	108,453
1Sales Tax in 2010–11 includes Retail Sales Tax (RST) and Harmonized Sales Tax (HST). The RST was replaced with a value-added tax and combined with the federal Goods and Services Tax to create a federally administered HST. Sales Tax revenue includes the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2Education Property Tax revenue includes the property tax credit component of the Ontario Energy and Property Tax Credit.
3Beer and Wine Tax replaces Beer and Wine Fees and the reduced sales tax on alcohol. There is no net new revenue for the Province.

TABLE 25. Total Expense ($ Millions)
Ministry Expense	2008–09	Actual 2009–10	Interim 2010–11	Plan 2011–12
Aboriginal Affairs	55	67	81.1	78.4
Agriculture, Food and Rural Affairs1	877	1,265	919.1	1,235.5
Attorney General	1,749	1,663	1,756.0	1,905.2
Board of Internal Economy	188	187	193.9	293.9
Children and Youth Services	3,223	3,588	3,866.9	3,931.5
Citizenship and Immigration	89	101	107.6	102.0
Community and Social Services	7,992	8,621	9,234.5	9,769.5
Community Safety and Correctional Services	2,121	2,201	2,654.0	2,756.1
Consumer Services	18	17	19.4	20.4
Economic Development and Trade	245	223	269.1	353.1
Education1	20,471	21,177	22,208.6	23,220.3
Energy1	326	469	584.5	331.7
Environment1	379	375	396.5	382.6
Executive Offices	35	34	32.5	31.4
Finance1	602	492	534.9	552.0
Francophone Affairs, Office of	5	5	5.5	5.5
Government Services1	945	1,113	1,083.2	1,083.8
Health and Long-Term Care	40,352	42,725	44,949.5	47,139.6
Health Promotion and Sport1	382	385	394.1	398.4
Infrastructure1,2	(75)	(178)	(155.4)	(96.7)
Labour	177	179	190.3	190.8
Municipal Affairs and Housing1	725	664	669.8	602.8
Natural Resources	605	624	646.6	603.2
Northern Development, Mines and Forestry	645	653	811.8	832.4
Research and Innovation1	295	333	365.5	369.5
Revenue1	635	1,129	953.1	894.4
Tourism and Culture1	566	668	732.8	808.8
Training, Colleges and Universities1	6,081	6,479	6,826.6	6,989.4
Transportation1	2,033	2,092	2,240.4	2,340.3
Interest on Debt3	8,566	8,719	9,527.0	10,289.8
Other Expense1	3,035	8,985	10,771.6	7,727.8
Year-End Savings4	–	–	–	(1,075.0)
Total Expense	103,342	115,055	122,871.2	124,068.2
1Details on other ministry expense can be found in Table 26, Other Expense.
2Credit expense amounts are a result of adjustments between the Ministry of Infrastructure and other ministries to reflect consolidated net spending on realty assets for the year.
3Interest on debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $195 million in 2010–11 and $268 million in 2011–12.
4As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

TABLE 26. Other Expense ($ Millions)
Ministry Expense	2008–09	Actual 2009–10	Interim 2010–11	Plan 2011–12
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	–	618	1,501.2	293.4
Time-Limited Assistance	13	27	9.0	–
Education
Teachers’ Pension Plan1	50	255	521.8	526.0
Energy
Ontario Clean Energy Benefit	–	–	300.0	1,135.0
Environment
One-Time Investments	68	37	–	–
Finance
One-Time Automotive Sector Support2	75	3,022	–	–
Ontario Municipal Partnership Fund	905	781	683.5	623.7
Operating Contingency Fund	–	–	250.0	600.0
Pension Benefit Guarantee Fund	–	500	–	–
Power Supply Contract Costs	953	1,409	1,281.0	1,351.0
Government Services
Pension and Other Employee Future Benefits	971	949	1,199.0	1,341.0
Health Promotion and Sport
Time-Limited Investments in Infrastructure	–	48	288.4	44.2
Time-Limited Investments to Support Pan/Parapan Am Games	–	–	15.6	28.3
Infrastructure
Capital Contingency Fund	–	–	–	100.0
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	–	585	660.7	95.1
One-Time Assistance	–	–	22.6	–
Research and Innovation
One-Time Investments	–	5	–	–
Revenue
Harmonized Sales Tax Transitional Support	–	–	3,200.0	1,440.6
Tourism and Culture
One-Time Investments	–	–	23.1	3.1
Training, Colleges and Universities
Time-Limited Investments	–	559	815.7	146.3
Transportation
One-Time Transit and Infrastructure Investments	–	190	–	–
Total Other Expense	3,035	8,985	10,771.6	7,727.8
1Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan grow from $1,070 million in
2008–09 to $1,381 million in 2011–12.
2Reflects the fiscal impact of Ontario's $4.6 billion in support to the automotive industry.
Note: Numbers may not add due to rounding.

TABLE 27. 2011–12 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2010–11 Interim	2011–12 Plan
		Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	1,747	2,093	391	2,483
Provincial Highways	1,985	2,118	–	2,118
Other Transportation3	800	708	84	792
Health
Hospitals	2,726	2,573	10	2,583
Other Health	183	118	171	289
Education	1,822	2,092	30	2,121
Postsecondary
Colleges	105	168	–	168
Universities	105	–	107	107
Water/Environment	235	39	249	288
Municipal and Local Infrastructure	431	134	191	325
Justice	625	851	52	903
Other	493	705	72	776
Short-Term Stimulus Investments	3,613	42	451	493
Subtotal	14,869	11,639	1,808	13,447
Less: Other Partner Funding4	723	674	–	674
Total Excluding Partner Funding	14,146	10,965	1,808	12,773
Less: Flow-Throughs5	2,088	96	603	699
Total Provincial Expenditure6	12,058	10,870	1,205	12,075
1Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $268 million.
2Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3Other transportation includes planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/local roads, remote airports).
4Third-Party Contributions for capital investment in the consolidated sectors (schools, colleges and hospitals).
5Mostly federal government transfers for capital investments.
6Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.5 billion for 2010–11.
Note: Numbers may not add due to rounding.

TABLE 28. Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2002–032	2003–04	2004–05
Financial Transactions
Revenue	74,675	74,269	83,861
Expense
Programs	64,864	70,148	76,048
Interest on Debt4	9,694	9,604	9,368
Total Expense	74,558	79,752	85,416
Reserve	–	–	–
Surplus/(Deficit)	117	(5,483)	(1,555)
Net Debt5	132,647	138,816	140,921
Accumulated Deficit	118,705	124,188	125,743
Gross Domestic Product (GDP) at Market Prices	477,763	493,081	516,106
Personal Income	369,420	381,127	400,994
Population — July (000s)	12,091	12,242	12,391
Net Debt per Capita (dollars)	10,971	11,339	11,373
Personal Income per Capita (dollars)	30,553	31,132	32,363
Interest on Debt as a per cent of Revenue	13.0	12.9	11.2
Net Debt as a per cent of GDP	27.8	28.2	27.3
Accumulated Deficit as a per cent of GDP	24.8	25.2	24.4
1Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget.
2Starting in 2002–03, investments in major tangible capital assets owned by the Province (land, buildings, and transportation infrastructure) have been capitalized and amortized to expense over their useful lives. Starting in
2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3Starting in 2005–06, the Province’s financial reporting was expanded to include hospitals, school boards and colleges. Total expense prior to 2005–06 has not been restated to reflect expanded reporting.
4Interest on Debt is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $195 million in 2010–11 and $268 million in 2011–12.
5Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated in 2003–04, 2004–05 and 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
Sources: Ontario Ministry of Finance and Statistics Canada.

2005–063	2006–07	2007–08	2008–09	Actual 2009–102	Interim 2010–11	Plan 2011–12

90,305	96,640	103,579	96,933	95,793	106,185	108,453

80,988	85,540	94,065	94,776	106,336	113,344	113,778
9,019	8,831	8,914	8,566	8,719	9,527	10,290
90,007	94,371	102,979	103,342	115,055	122,871	124,068
–	–	–	–	–	–	700
298	2,269	600	(6,409)	(19,262)	(16,686)	(16,316)
152,702	153,742	156,616	169,585	193,589	217,347	241,472
109,155	106,776	105,617	113,238	130,957	147,643	163,959
537,383	560,576	583,946	584,460	578,183	613,695	641,992
419,457	442,736	466,051	478,696	477,641	496,610	517,436
12,528	12,665	12,793	12,932	13,065	13,211	13,374
12,188	12,139	12,242	13,113	14,817	16,452	18,056
33,480	34,956	36,430	37,016	36,559	37,592	38,690
10.0	9.1	8.6	8.8	9.1	9.0	9.5
28.4	27.4	26.8	29.0	33.5	35.4	37.6
20.3	19.0	18.1	19.4	22.6	24.1	25.5

Support from Gaming for Health Care, the Ontario Trillium Foundation and Communities

Proceeds from gaming activities in Ontario continue to support Provincial priorities, including the operation and support of hospitals, charities, amateur sports, communities, Ontario First Nations and the agricultural sector.

TABLE 29. Support for Health Care, Charities, and Problem Gambling and Related Programs ($ Millions)
	Interim 2010–11	Plan 2011–12
Revenue from Lotteries, Charity Casinos and Slot Machines at Racetracks:
Operation of Hospitals	1,636	1,498
Ontario Trillium Foundation	120	120
Problem Gambling and Related Programs	39	41
Ontario Amateur Sports	10	10
Revenue from Commercial Casinos:
General Government Priorities	120	69
Total	1,925	1,738
Note: Numbers may not add due to rounding.

Revenue from Lotteries, Charity Casinos and Slot Machines at Racetracks

The Ontario Lottery and Gaming Corporation Act, 1999 requires that net Provincial revenue generated from lotteries, charity casinos and racetrack slot machines support services such as the operation of hospitals, problem gambling and related programs, amateur sports, and funding for charitable and not-for-profit organizations through the Ontario Trillium Foundation.

An estimated $1,498 million in net revenue from lotteries, charity casinos and slot machines at racetracks will be applied to support the operation of hospitals in 2011–12.

In 2011–12, the Ontario Trillium Foundation will receive $120 million to help build strong and healthy communities through contributions to charitable and not-for-profit organizations in the arts and culture, sports and recreation, human and social services, and environment sectors.

Two per cent of gross slot-machine revenue, estimated at $41 million for 2011–12, is allocated for problem gambling prevention, treatment and research programs.

The Quest for Gold lottery will provide an estimated $10 million in

2011–12 for financial support to Ontario’s high-performance amateur athletes.

Benefits from Commercial Casinos

In 2011–12, net Provincial revenue from commercial casinos, estimated at $69 million, will be used to support general government priorities, including health care, education and public infrastructure. In addition, commercial casino operations support approximately 10,400 direct jobs in Ontario and provide vital tourism and economic development attractions for their respective communities.

Other Beneficiaries of Gaming Activities

TABLE 30. Support for Agricultural Sector, Municipalities and Ontario First Nations1 ($ Millions)
	Interim 2010–11	Plan 2011–12
Agricultural Sector	341	345
Municipalities	77	76
Ontario First Nations	–	117
Total	418	538
1Operating expenses of the Ontario Lottery and Gaming Corporation (OLG) include revenues to the agricultural sector as part of the Slots at Racetracks Program, host municipalities of OLG gaming sites and payments made to Ontario First Nations under the Gaming Revenue Sharing and Financial Agreement.

Approximately 20 per cent of gross revenue from slot machines at racetracks is used to promote the economic growth of the horse-racing industry. Since 1998, this initiative has provided over $3.4 billion to the horse-racing industry in Ontario, a key component of the Province’s agricultural sector. For 2011–12, additional support is estimated at $345 million.

A portion of gross slot-machine revenue, estimated at $76 million in 2011–12, will be provided quarterly to municipalities that host charity casinos and slot operations at racetracks. These revenues will help offset local infrastructure and service costs.

Beginning in 2011–12, Ontario First Nations will receive 1.7 per cent of gross gaming revenues, estimated at $117 million in 2011–12, through the Gaming Revenue Sharing and Financial Agreement to invest in education, health, economic, community and social development.

CHAPTER III

Tax and Pension Systems for Ontario’s Future

Highlights

Ontario’s Tax Plan for Jobs and Growth

☑	Ontario’s Tax Plan for Jobs and Growth will help increase capital investment by $47 billion and create nearly 600,000 net new jobs by 2020.

☑	Ontario’s Tax Plan for Jobs and Growth will provide tax relief of $12 billion for people over three years.

☑	By December 2010, an estimated two-thirds of business savings from the Harmonized Sales Tax had already been passed on to consumers through lower prices.

☑
The proposed Ontario Trillium Benefit would combine payments of refundable tax credits and deliver them on a monthly basis, starting in July 2012, to help low- to moderate-income families and single people better manage their household budgets.

☑	Ontario is taking steps to improve the administration and enforcement of Ontario’s tax system.

Securing Our Retirement Future: Reform of the Pension and Retirement Income Systems

☑	The government has undertaken ambitious, balanced reforms to modernize Ontario’s employment pension system.

☑	The government has taken action to protect Ontario pension beneficiaries.

☑	Ontario supports a modest, phased-in and fully funded enhancement to the Canada Pension Plan.

☑	Ontario is exploring innovative types of pension plans to improve workforce coverage.

Section A: Ontario’s Tax Plan for Jobs and Growth

As Ontario’s economy emerges from the global recession, Ontario’s Tax Plan for Jobs and Growth will help ensure sustained economic growth and job creation by significantly improving Ontario’s tax competitiveness. A more competitive tax system allows Ontario businesses to better compete in export markets and enhances Ontario’s attractiveness as a location for businesses to invest, leading to more jobs and higher incomes for Ontarians.

“Coming out of this global recession, it is the government’s responsibility to take action to get people back to work and get more businesses investing in Ontario. To do nothing is simply not a good option and I commend the McGuinty government for taking this bold step forward.”

Maritime-Ontario Freight Lines Ltd., July 29, 2010.

“We want to bring on more quality staff and create more quality jobs, and the HST is one thing that will help us get there a little bit sooner.”

Jas Brar, Owner and Chief Executive Officer, Entripy Custom Clothing,
May 18, 2010.

“Ontario has made great strides in recent years to substantially improve competitiveness of the business tax system: from the elimination of capital tax, corporate income tax cuts, reduction of Corporate Minimum Tax, elimination of the small business claw-back, accelerated Capital Cost Allowance for manufacturing and process equipment, elimination of the PST, to the harmonization of sales tax, these measures collectively lower the after tax cost of capital investment in Ontario significantly. I am not sure how many jurisdictions can boast such a nice score card.

The recent tax measures put in place by the Ontario government have significantly benefited our business in terms of helping manufacturing companies become more competitive in the global market place. At our Tiercon facilities we’ve been able to actually triple the employment levels from just over 80 in 2005, to almost 300 people in 2011. These tax measures help improve productivity by incentivizing companies to invest in new process, technology and innovations, in addition to freeing up cash flow for operations.”

AGS Automotive Systems & Tiercon, March 9, 2011.

The plan also provides significant direct benefits to Ontarians. To further assist Ontario households, this Budget proposes to combine payments of three tax credits provided under the plan into the Ontario Trillium Benefit and deliver it monthly to help low- to moderate-income families and single people better manage their household expenses.

During the first full year of the Harmonized Sales Tax (HST), Ontario households will have a total net saving of $2.5 billion under the plan and the Ontario Clean Energy Benefit. During the third full year, when the Ontario Sales Tax Transition Benefit is no longer available, the total net saving will amount to $530 million.

A strong and competitive tax system also needs enhanced enforcement and compliance. This Budget proposes a number of measures to ensure that those owing taxes pay their fair share and that Ontario’s tax system yields the revenue necessary to support public services.

Ontario’s Tax Plan for Jobs and Growth1
The three pillars of Ontario’s Tax Plan for Jobs and Growth build a strong foundation for job creation, long-term economic growth and preservation of public services.

• Relief for People

•$12 billion in tax relief over three years, including:
•Personal Income Tax cuts for 93 per cent of Ontario taxpayers
•Personal Income Tax eliminated for 90,000 lower-income taxpayers
•Ontario Sales
Tax Credit
•Children’s Activity Tax Credit
•Ontario Energy and Property Tax Credit
•Ontario Sales Tax Transition Benefit
•Northern Ontario Energy Credit
•Ontario Clean Energy Benefit for consumers

• Sales Tax Reform

•$4.5 billion per year in embedded taxes removed
•$400 million in HST transition payments for small businesses
•No tax change for 83 per cent of consumer spending
•Point-of-sale exemptions on items such as books and children’s clothing
•New housing rebate
•Over $500 million per year reduction in business compliance costs from single administration
•$100 million per year in administrative savings to Ontario government
•Reducing the number of Ontario Public Service positions by 1,253 through federal administration

• Competitive

Business Taxes
•Over $4.8 billion in relief over three years
•Corporate Income Tax rate cuts for large and small businesses
•Eliminated small business deduction surtax
•Over $1.6 billion per year from Capital Tax elimination
•$540 million per year from Business Education Tax rate cuts
•Ontario Clean Energy Benefit for small businesses and farms
•Over $135 million per year in business compliance cost savings* from a single corporate tax administration
•$50 million per year in administrative savings to Ontario government

1All estimates are based on full implementation. Estimates are as of the 2010 Ontario Economic Outlook and Fiscal Review, except where otherwise noted with an asterisk (*).

How the Tax Plan Helps People

Ontario’s Tax Plan for Jobs and Growth provides tax relief of $12 billion to people over three years.

The plan permanently reduced Ontario’s first Personal Income Tax (PIT) bracket rate from 6.05 per cent to 5.05 per cent on January 1, 2010, which means that Ontarians currently pay the lowest provincial PIT rate on their first $37,774 of taxable income.

“Coming into this budget we had serious concerns that tax harmonization would mean low-income families paying more for their basic needs such as children’s shoes and meals. The Sales Tax Credit is a sensible, forward-looking way to deal with that, and could become an important long-term piece of the economic security puzzle for poor people in the future. We applaud the government’s plan.”

Michael Oliphant, Director of Research and Communications,
Daily Bread Food Bank, March 26, 2009.

For families receiving provincial sales tax credits, the Ontario Sales Tax Credit (OSTC) provides, on average, the most generous provincial sales tax relief in Canada.

The government has delivered on its 2010 Budget commitment to create a new web portal to improve access to program information. The new web portal was launched in March 2011. A calculator to help people estimate how much money they can receive from a number of Ontario tax credits and benefits by filing an income tax return is now available online.

Helping Ontarians

Ontario Sales Tax Transition Benefit — Families can get three payments totalling up to $1,000. Single people can get three payments totalling up to $300.

Ontario Sales Tax Credit (OSTC) — Ontario families can get up to $260 per year for each adult and child. Seniors and single people can also qualify.

Helping Families with Children

Children’s Activity Tax Credit (CATC) — Parents who have children enrolled in extracurricular activities can get up to $50 per year for each child under 16. They can receive up to $100 for each child with a disability who is under 18.

Ontario Child Benefit — Parents can get up to $1,100 per year for each dependent child under 18.

Helping Seniors

Ontario Senior Homeowners’ Property Tax Grant — Seniors who own a home can qualify to get up to $500 per year to help with their property taxes.

Guaranteed Annual Income System — Ontarians who are 65 or older can qualify for up to $996 per year to guarantee a minimum level of income. Payments are issued monthly on top of federal Old Age Security pension and Guaranteed Income Supplement payments.

Helping Those Who Own, Rent or Pay Energy Costs

Ontario Energy and Property Tax Credit (OEPTC) — Ontarians can get up to $900 per year to help with the sales tax on energy and with property taxes. Qualifying seniors can get up to $1,025 back.

Northern Ontario Energy Credit (NOEC) — Residents of northern Ontario can get up to $130 for a single person or up to $200 for a family per year.

Note: These credits and benefits are reduced or eliminated for higher-income people, except for the CATC. Amounts shown are for benefit years beginning in 2010. The amounts for OSTC, CATC, OEPTC and NOEC are adjusted each year for inflation.

Ontario Trillium Benefit

Refundable tax credits play an important role in providing low- to moderate-income Ontarians with relief for taxes and energy costs. As part of Ontario’s Tax Plan for Jobs and Growth, the government is providing $1.4 billion annually in enhancements to assistance provided through the refundable Ontario Sales Tax Credit (OSTC), Ontario Energy and Property Tax Credit (OEPTC) and Northern Ontario Energy Credit (NOEC), for a total of $2.4 billion each year.

The government has introduced changes to better match the payment of these credits to when people incur expenses by paying these credits earlier and on a quarterly basis, instead of paying them in a lump sum after people file their income tax returns.

The Province proposes to take the next step in transforming refundable tax credits by introducing the Ontario Trillium Benefit (OTB) in July 2012. To better align the timing of the assistance with the expenses that people face, the payments of these three credits would be combined and delivered on a monthly basis. More frequent and predictable benefit payments would help low- to moderate-income families and single people better manage their household budgets.

Ontario Trillium Benefit:
Illustrative Examples (Using 2011 Credit Amounts)

Example 1:
A single parent with one child and adjusted net income of $20,000 paying $629 per month in rent would receive a total of $936 from the OSTC and OEPTC over eight payments. Under the proposed OTB, the single parent would receive 12 equal monthly payments.

	2012						2013
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Current ($)	–	133	101	–	133	101	–	133	101	–	133	101	936
OTB ($)	78	78	78	78	78	78	78	78	78	78	78	78	936
	2012						2013
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Current ($)	–	37	209	–	37	209	–	37	209	–	37	209	984
OTB ($)	82	82	82	82	82	82	82	82	82	82	82	82	984
	2012						2013
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Current ($)	–	265	119	–	265	119	–	265	119	–	265	119	1,536
OTB ($)	128	128	128	128	128	128	128	128	128	128	128	128	1,536
	2012						2013
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Current ($)	–	133	101	–	133	101	–	133	101	–	133	101	936
OTB ($)	78	78	78	78	78	78	78	78	78	78	78	78	936

Example 2:
A senior couple with adjusted family net income of $35,000 paying $1,200 per month in rent would receive a total of $984 from the OSTC and OEPTC over eight payments. Under the proposed OTB, the couple would receive 12 equal monthly payments.
	2012						2013
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Current ($)	–	37	209	–	37	209	–	37	209	–	37	209	984
OTB ($)	82	82	82	82	82	82	82	82	82	82	82	82	984

Example 3:
A family of four with adjusted family net income of $25,000 paying $920 per month in rent would receive a total of $1,536 from the OSTC and OEPTC over eight payments. Under the proposed OTB, the family would receive 12 equal monthly payments.
	2012						2013
	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Current ($)	–	265	119	–	265	119	–	265	119	–	265	119	1,536
OTB ($)	128	128	128	128	128	128	128	128	128	128	128	128	1,536

Passing on Business Savings to Consumers

Under the old Retail Sales Tax, most businesses paid sales tax on their purchases, which raised production costs and consumer prices. The HST refunds the sales tax paid by most businesses. These refunds (or input tax credits) provide a cost saving to businesses that can be passed on to consumers through lower prices. Also, for items that are newly taxed under Ontario’s portion of the HST, businesses might absorb part of the tax increase due to competitive pressures. In both situations, the impact of the HST on consumers is reduced.

“We’re saving this year thousands of dollars from the demise of the PST and the introduction of the HST and our customers are already saving… the HST is a win-win for my company and our clients.”

Brent Kobayashi, President, Kobayashi Online, July 2, 2010.

A recent study by Professor Michael Smart of the University of Toronto examined the impact of the HST on consumer prices in Ontario during the first six months of the HST.1 The study found that, over this period, the impact of the HST on consumers did indeed decline as businesses either passed through savings or absorbed part of the tax increase. Professor Smart estimated that by December 2010, an amount equal to about two-thirds of the saving to businesses from input tax credits had already been passed on to consumers through lower prices.

1	Michael Smart, “The Impact of Sales Tax Reform on Ontario Consumers: A First Look at the Evidence,” University of Calgary, School of Public Policy, March 2011.

A study by Professor Michael Smart on the impact of the HST on Ontario consumers found that:

•   “The effect of harmonization was to raise consumer prices in Ontario by an estimated 0.9 per cent in July 2010.

•   By December, the effect of harmonization had fallen to an estimated 0.6 per cent, as sellers increasingly adjusted prices to absorb some of the consumer tax increase.

•   The gradual decline in price impact over time reflects how input tax credits are passed on to consumers by businesses, or how the new taxes are otherwise being absorbed by sellers. These estimates suggest that about two-thirds of new input tax credits are already reflected in lower consumer prices.”

To view Professor Smart’s report visit http://policyschool.ucalgary.ca/publications.

Tax Plan Savings to Households

Ontario’s Tax Plan for Jobs and Growth and the Ontario Clean Energy Benefit will result in an overall saving to households. During the first full year of the HST, when two of the three Ontario Sales Tax Transition Benefit payments are made, Ontario households have a total net saving of $2.5 billion. During the third year when the transitional benefit is no longer available, the net saving is $530 million (see Table 1).

TABLE 1. Total Annual (Saving)/Cost to Households (Full-Year)1 $ Millions
	Year 1	Year 32
Tax Shift to Consumer Base3	4,230	4,670
Personal Income Tax Cut	(1,130)	(1,130)
Ontario Sales Tax Credit Enhancement	(825)	(825)
Ontario Energy and Property Tax Credit Enhancement	(525)	(525)
Ontario Sales Tax Transition Benefit	(2,785)	–
Northern Ontario Energy Credit	(35)	(35)
Children’s Activity Tax Credit	(75)	(75)
Ontario Clean Energy Benefit	(305)	(685)
Total Relief for Households	(5,680)	(3,275)
Pass-Through of Business Savings	(1,075)	(1,925)
Total Savings to Households	(2,525)	(530)
1Updated from January 19, 2011 to include the pass-through of two-thirds of business input tax credit savings in year 1 as estimated in Professor Smart’s study “The Impact of Sales Tax Reform on Ontario Consumers: A First Look at the Evidence” (2011).
2Year 3 figures use the same income tax and credit parameters as year 1 and do not take into account the expected income growth resulting from the plan. The HST estimates include additional home purchases and renovations from year 1 to year 3, while the number of households is held constant.
3New home purchases are amortized to reflect a 10 per cent down payment, 25-year mortgage term and 5.15 per cent mortgage rate. Major renovations (> $5,000) are amortized over five years using a 5.15 per cent borrowing rate.

Table 2 presents the average saving or cost to Ontario households by income range. In the first full year of the HST, households with income up to $300,000 will, on average, have an overall net saving. In the third year, when the transitional benefit is no longer available, households with income under $90,000 — representing over two-thirds of the households — will, on average, have a net saving. In both years, the net saving generally declines as income rises.

TABLE 2. Average Annual (Saving)/Cost by Household Income1
Annual Income3	Per Cent of Households (%)	Year 1			Year 32
		HST4 ($)	Total Relief5 ($)	Net (Saving)/Cost ($)	HST4 ($)	Total Relief6 ($)	Net (Saving)/Cost ($)
$4,000–$20,000	12	225	(730)	(510)	195	(455)	(260)
$20,000–$30,000	10	290	(970)	(680)	250	(620)	(370)
$30,000–$40,000	10	360	(1,115)	(755)	320	(690)	(370)
$40,000–$50,000	9	420	(1,135)	(715)	380	(680)	(300)
$50,000–$60,000	8	480	(1,130)	(650)	435	(640)	(205)
$60,000–$70,000	7	530	(1,130)	(595)	480	(605)	(125)
$70,000–$80,000	6	580	(1,160)	(580)	530	(605)	(80)
$80,000–$90,000	6	630	(1,170)	(545)	570	(605)	(35)
$90,000–$100,000	5	685	(1,210)	(520)	640	(625)	15
$100,000–$125,000	10	760	(1,290)	(530)	715	(670)	45
$125,000–$150,000	7	855	(1,375)	(520)	800	(715)	85
$150,000–$300,000	10	1,040	(1,220)	(180)	985	(755)	230
1Updated from January 19, 2011 to include the pass-through of two-thirds of business input tax credit savings in year 1 as estimated in Professor Smart’s study “The Impact of Sales Tax Reform on Ontario Consumers: A First Look at the Evidence” (2011).
2Year 3 figures use the same income tax and credit parameters as year 1 and do not take into account the expected income growth resulting from the plan. The HST estimates include additional home purchases and renovations from year 1 to year 3, while the number of households is held constant.
3Household income is the sum of pre-tax market income and includes provincial and federal transfers. Households with income below $4,000 or above $300,000 are not included due to sampling limitations.
4HST is net of pass-through of business savings.
5Includes the Personal Income Tax cut, Ontario Sales Tax Credit enhancement, Ontario Energy and Property Tax Credit enhancement, two of the three Ontario Sales Tax Transition Benefit payments, Northern Ontario Energy Credit, Children’s Activity Tax Credit, and six months of the Ontario Clean Energy Benefit.
6Includes the Personal Income Tax cut, Ontario Sales Tax Credit enhancement, Ontario Energy and Property Tax Credit enhancement, Northern Ontario Energy Credit, Children’s Activity Tax Credit, and a full year of the Ontario Clean Energy Benefit.
Note: Totals may not add due to rounding.

Competitive Business Taxes

Ontario’s Tax Plan for Jobs and Growth provides more than $4.8 billion of business tax relief over three years, including reducing the statutory Corporate Income Tax (CIT) rate2 for large and small businesses and eliminating the small business deduction surtax. This is in addition to HST input tax credits, Capital Tax elimination, Business Education Tax (BET) rate reductions and savings from a single corporate tax administration.

These comprehensive tax reforms, when fully implemented, will position Ontario as one of the most attractive jurisdictions in the industrialized world for new investment. Increased business investment will lead to more jobs and higher incomes for Ontarians.

Reducing Corporate Income Tax Rates

Ontario’s Tax Plan for Jobs and Growth reduces Ontario’s general statutory CIT rate to 10 per cent by 2013. The first step of the plan was implemented on July 1, 2010:

•	the general CIT rate was reduced to 12 per cent;

•	the CIT rate on taxable income from manufacturing and processing, mining, logging, farming and fishing was reduced to 10 per cent;

•	the small business CIT rate was reduced to 4.5 per cent; and

•	the small business deduction surtax was eliminated.

2	The statutory income tax rate is the rate set out in legislation and applies to taxable income.

The CIT rate reductions will increase Ontario’s competitiveness within Canada and with the province’s largest trading partner, the United States. In 2009, prior to the plan, Ontario’s general statutory CIT rate of 14 per cent was the second highest provincial CIT rate in Canada. When Ontario’s general CIT rate reaches 10 per cent in 2013, it will be among the lowest provincial rates in the country. Ontario’s tax advantage over the average combined federal–state rate in the United States will widen from just over six percentage points in 2009 to almost 15 percentage points when the CIT rate reductions are fully implemented.

Ontario needs to be competitive not only within North America, but also with other countries around the world. Ontario’s CIT rate reductions will put Ontario in line with the average CIT rate of Organisation for Economic Co-operation and Development (OECD) member countries. Ontario’s gap with the average CIT rate in the European Union and in other advanced economies such as Hong Kong, Singapore, South Korea and Taiwan will also be narrowed.

Ontario’s CIT rate reductions will also make the business tax structure fairer and more efficient. The current tax system provides a preferential CIT rate for income from manufacturing and resource activities. Gradually moving to a single CIT rate of 10 per cent will make the tax system more neutral across sectors, recognizing the service sector as a key source of new technology and high-paying jobs.

Competitive CIT rates are also important in reducing the revenue loss from companies shifting income to lower-tax jurisdictions. With competitive CIT rates, Ontario will benefit from higher levels of investment and economic activity.

Other Tax Measures for Business

In addition to the CIT rate reductions in the plan, the Province has:

•	introduced the HST which, when fully implemented, removes about $4.5 billion of embedded sales tax paid by business each year, allowing businesses to lower prices;

•	eliminated the Capital Tax, widely recognized as a barrier to investment and job creation, providing more than $1.6 billion of tax relief per year; and

•	reduced high BET rates, to address the property tax burden of Ontario’s businesses and the wide variation in BET rates, saving businesses $540 million per year when fully implemented.

The government has also streamlined the tax system to make it work more efficiently and effectively. This complements Ontario’s Open for Business initiative, which is aimed at making government faster, smarter and more streamlined for families and business.

Moving to a single federal corporate tax administration saves businesses over $135 million per year in compliance costs. The HST also reduces compliance costs for businesses, providing additional savings of more than $500 million per year. These savings can be passed through to consumers and reflected in lower prices.

“The administrative savings will be significant.”

Phil Deck, Executive Chairman, MKS Inc, October 14, 2009.

“The government’s tax package will help us greatly reduce our sales tax compliance costs, allowing us to redeploy those funds into the areas of our business that will drive long-term value creation.”

John Baker, President and Chief Executive Officer, Desire2Learn Incorporated, June 9, 2010.

“After a bit of an adjustment period we have found the amount of paper work, the fact we don’t have to chase after customers’ PST exempt certificates, and the savings on non-PST exempt purchases, to be an enormous benefit.”

Clearmount Ltd., October 26, 2010.

“Ontario’s adoption of a harmonized sales tax is helping to drive investment… (and) consumer confidence is also on the rise.”

RBC, Provincial Forecast, February 2011.

“The HST is crucial to both the short-term recovery and the long-term prosperity of Ontario’s manufacturing sector.”

Chemistry Industry Association of Canada, June 29, 2010.

“Moving to a harmonized sales tax is very good for the economy and it’s certainly going to help with our business competitiveness. It’s in the best interests of the economy in the long term.”

Janet Ecker, President, Toronto Financial Services Alliance, October 10, 2009.

Marginal Effective Tax Rates

In order to assess the impact of business taxes on capital investment, it is important to consider not only statutory CIT rates but also other elements of the tax system.

The marginal effective tax rate (METR) provides a comprehensive measure of the tax burden on new business investment. It takes into account federal and provincial/state CIT, capital taxes and sales taxes.

The HST and Ontario CIT rate cuts, together with the elimination of Ontario’s Capital Tax and federal CIT rate reductions, will lower Ontario’s METR on new business investment from 32.8 per cent in 2009 to 16.2 per cent in 2018. The sharp reduction in Ontario’s METR to 18.6 per cent in 2010 places Ontario below the average rates in 2012 for the United States and OECD member countries.

This significant improvement in Ontario’s tax competitiveness for new business investment will encourage businesses to locate or expand operations in the province, leading to more jobs and higher incomes for Ontarians. It is estimated that, by 2020, the reduction in the tax burden on new business investment in Ontario will lead to $47 billion in capital investment, almost 600,000 net new jobs and higher annual incomes of up to 8.8 per cent.3

3	Jack M. Mintz, “Ontario’s Bold Move to Create Jobs and Growth,” University of Calgary, School of Public Policy, November 2009.

Tax Support for Innovation

A federally appointed panel is reviewing the effectiveness of federal support for business innovation, including direct spending programs and the Scientific Research and Experimental Development (SR&ED) tax incentive program.

Ontario shares the federal government’s interest in enhancing business innovation, a key driver in productivity and competitiveness that helps to ensure long-term economic prosperity.

The SR&ED program is the federal government’s most significant research and development (R&D) incentive, providing stable and reliable tax support to businesses of all sizes and across all sectors and regions of the country. The SR&ED program is designed to be driven by market needs, leaving it to businesses rather than government to determine how and where to conduct R&D.

The Province looks forward to working with the federal government to improve the effectiveness of federal R&D tax support through such measures as strengthening administration, enhancing support for collaboration between the business and education sectors, and levelling the playing field for small businesses that perform R&D.

While the federal review is an opportunity to enhance the program’s effectiveness, the fairness and impartiality provided through tax support should be maintained.

Taxation of Corporate Groups

In November 2010, the federal government released a public consultation paper on whether a formal system for the taxation of corporate groups should be implemented in Canada. Many countries have a formal system for taxation of corporate groups.

The Canadian corporate tax system has unique features that must be respected. Provincial governments have responsibility for key programs such as health and education, and are entitled to tax the economic activity taking place within their jurisdictions. The focus of any changes should be to increase the efficiency and competitiveness of the Canadian corporate tax system and ensure that provinces receive the revenues to which they are entitled.

Improved Administration of the Tax System

Estate Administration Tax

The Estate Administration Tax is applied to the value of an estate when the estate’s representative applies to the court for a certificate of appointment of estate trustee. Currently, court staff of the Ministry of the Attorney General administer the tax. The government will propose amendments to the Estate Administration Tax Act, 1998 to enhance compliance by integrating the administration of this tax with audit and verification functions at the Ministry of Revenue, starting January 1, 2013.

Set-Off and Garnishment

In 2010, Ontario passed legislative amendments to improve the ability of the Canada Revenue Agency (CRA) to collect family support and Crown debts. Ontario is committed to continuing to ensure that debts to family dependants and to the Crown are collected efficiently and effectively through the coordinated efforts of the Ministry of Revenue, program ministries and the CRA.

Tax Collection Agreement

The Tax Collection Agreement (TCA) is subject to a mandatory review every six years. Ontario will work with the federal government to facilitate the review of the TCA in 2011, to ensure consistency with current needs, best practices, new technology and the evolving nature of the federal–provincial partnership.

More Efficient Tax Collection

The government is committed to ensuring that it collects tax debts owed to the Province and that it receives tax revenues on a timely basis.

To enhance the effectiveness of Retail Sales Tax Act (RSTA) clearance certificates that are required for sales under the Bulk Sales Act, amendments will be proposed to the RSTA to allow the Minister to withhold the issuance of a clearance certificate until tax debts under the following statutes are paid or secured: the Alcohol and Gaming Regulation and Public Protection Act, 1996; Fuel Tax Act; Gasoline Tax Act; Race Tracks Tax Act; and Tobacco Tax Act.

These amendments would generally apply to bulk sales completed on or after July 1, 2011. However, bulk sales under written agreements entered into on or before March 29, 2011 would not be subject to the amendments, even if the bulk sale is completed on or after July 1, 2011. These proposed amendments would be made to the RSTA with effect until June 30, 2013 and, pending a review, would be included in successor legislation for the period on or after June 30, 2013.

In addition, amendments will be proposed to various provincial tax statutes to:

•	allow the Province to recover reasonable third-party costs incurred in the course of collection activities;

•	extend the period of garnishment for monies to be loaned or advanced from 90 days to 365 days;

•	standardize provisions concerning director liability and the issuance of warrants in certain circumstances;

▪	set up deeming rules concerning the receipt of notices of demand and requirement sent by registered mail; and

•
allow an appeal to be dismissed if the person appealing has failed to set the appeal down for trial within seven years of it being instituted, and allow a notice of appeal to be struck down when it does not meet legislative requirements.

Technical Measures and Amendments

Alcohol and Gaming Regulation and Public Protection Act, 1996

Promotional Product

To complement the marketing initiatives of the Ontario Wine Strategy and Ontario Craft Brewers Strategy, the government proposes to amend Part II, Beer and Wine Taxes of the Alcohol and Gaming Regulation and Public Protection Act, 1996 to introduce an annual exemption of up to 10,000 litres of wine, wine coolers or beer distributed without charge. The proposed exemption would be retroactive to July 1, 2010, pro-rated based on the manufacturers’ sales year. Beer distributed without charge would not qualify for the small beer manufacturers’ tax credit under the Taxation Act, 2007. Promotional distribution of beer and wine by Ontario manufacturers helps increase awareness of Ontario products and encourages tourism.

Taxation Act, 2007

Ontario Book Publishing Tax Credit

The Ontario Book Publishing Tax Credit is a 30 per cent refundable tax credit available to Ontario book publishing corporations for qualifying expenditures related to publishing and promoting a book by a Canadian author in an eligible category of writing. Eligible categories of writing are adult or children’s fiction, non-fiction, poetry or biography.

For expenditures incurred after March 29, 2011, the Budget proposes to change the 12-month period for qualifying marketing expenditures to a period beginning one year before and ending one year after the date of publication.

Income Tax Act

Ontario Child Care Supplement for Working Families

To help low-income working families with young children, the government proposes to consolidate Ontario Child Care Supplement for Working Families (OCCS) payments with Ontario Child Benefit (OCB) payments on a per-child basis. If a family’s OCCS entitlement with respect to a child is higher than its OCB payment for that child, the family would receive the extra OCCS benefit. This means that all families would keep the extra OCCS benefit for each eligible child under age seven.

Mining Tax Act

Functional Currency

Ontario mine operators are generally subject to a tax on mining profits under the Mining Tax Act. Amendments to the Mining Tax Act will be proposed to allow mine operators who are reporting in a functional currency under the Income Tax Act (Canada) to elect to file their Ontario mining tax returns in the same functional currency. This election would apply until such time as the mine operator revokes its functional currency election under the Income Tax Act (Canada) or ceases to meet the conditions for functional currency reporting under either the Income Tax Act (Canada) or the Mining Tax Act.

As a result of these amendments, mine operators who follow functional currency for CIT purposes would no longer have to prepare a separate set of Canadian-dollar financial statements solely for the purposes of filing the Ontario mining tax return. The amendments would be based on the functional currency rules in the Income Tax Act (Canada) and would apply for taxation years beginning after December 31, 2010.

Non-Tax Measures

The government is proposing amendments to the following legislation:

•	the Ontario Lottery and Gaming Corporation Act, 1999 to enhance transparency and clarity and align with a comprehensive risk-based regulatory framework under the Gaming Control Act, 1992;

•	the Gaming Control Act,1992 to support introduction of a comprehensive, risk-based regulatory framework for gaming;

•	the Election Act requirements governing the format of write-in special ballots, to enable Elections Ontario to administer voting by such ballots more effectively; and

•	the Liquor Control Act to clarify the LCBO’s role in the Ontario Deposit Return Program and update language in the act.

Classified Agency Review

The Province will exceed the five per cent target for the reduction of the number of classified agencies. A number of agencies that have overlapping functions or whose functions could either cease to exist or be performed more efficiently by other means would be eliminated or merged.

In addition, where required, the government will propose legislative and regulatory amendments in connection with merging or dissolving the following agencies:

•   Biopharmaceutical Investment Program Marketing Advisory Committee
•   Commodity Futures Advisory Board
•   Crown Timber Board of Examiners
•   Healing Arts Radiation Protection Commission
•   Northern Ontario Grow Bonds Corporation
•   North Pickering Development Corporation
•   Ontario, Eastern Ontario and Northern Ontario Development Corporation
•   Ontario Mortgage Corporation
•   Ontario Mortgage and Housing Corporation
•   Ontario Network of Excellence Advisory Committee
•   ORTECH Corporation
•   Social Assistance Review Board
•   Toronto Area Transit Operating Authority

Other Measures and Technical Amendments

To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario’s tax and revenue collection system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, amendments will be proposed to various tax statutes and other technical amendments are proposed to various other statutes, including amendments to the following:

•   Agricultural and Horticultural Organizations Act
•   Alcohol and Gaming Regulation and Public Protection Act, 1996
•   Assessment Act
•   Business Corporations Act
•   City of Toronto Act, 2006
•   Commodity Futures Act
•   Community Care Access Corporations Act, 2001
•   Community Small Business Investment Funds Act, 1992
•   Compulsory Automobile Insurance Act
•   Corporations Act
•   Corporations Tax Act
•   Credit Unions and Caisses Populaires Act, 1994
•   Education Act
•   Election Act
•   Mining Tax Act
•   Ministry of Government Services Act
•   Ministry of Revenue Act
•   Motor Vehicle Accident Claims Act
•   Municipal Act, 2001
•   North Pickering Development Corporation Act, 1974
•   Northern Services Boards Act
•   Ontario Clean Energy Benefit Act, 2010
•   Ontario Lottery and Gaming Corporation Act, 1999

•   Electricity Act, 1998
•   Employer Health Tax Act
•   Estate Administration Tax Act, 1998
•    Financial Services Commission of Ontario Act, 1997
•   Freedom of Information and Protection of Privacy Act
•   Fuel Tax Act
•    Gaming Control Act, 1992
•    Gasoline Tax Act
•    Healing Arts Radiation Protection Act
•   Income Tax Act
•    Insurance Act
•    Land Transfer Tax Act
•    Liquor Control Act
•    Local Roads Boards Act
•    Management Board of Cabinet Act
•    Marine Insurance Act
•   Pension Benefits Act
•    Prepaid Hospital and Medical Services Act
•   Provincial Land Tax Act, 2006
•   Race Tracks Tax Act
•    Registered Insurance Brokers Act
•    Retail Sales Tax Act
•    Taxation Act, 2007
•   Tax Increment Financing Act, 2006
•    Tobacco Tax Act
•   Toronto Area Transit Operating Authority Act

Section B: Securing Our Retirement Future: Reform of the Pension and Retirement Income Systems

Overview

Ontario is undertaking major reforms to modernize its pension policy framework and is playing a leading role in national discussions on improving the retirement income system.

Until these changes, Ontario’s pension legislation had not seen significant reform in decades, and there had been little discussion of the retirement income system as a whole at the national level. The government has responded to this lack of reform, and the impact of the recession on pension plans and plan members, with short- and long-term initiatives designed to improve retirement income security for Ontarians.

This comprehensive approach includes:

•	reforming Ontario’s employment pension system in a manner that balances the interests of pensioners, pension plan members and plan sponsors;

•	responding creatively to private-sector pension challenges in light of the economic downturn;

•	supporting a modest, phased-in, fully funded enhancement to the Canada Pension Plan (CPP); and

•	exploring innovative types of pension plans to improve workforce coverage cost effectively.

Continuing Pension Reform

Balanced, Modern Pension Legislation

In 2010, the Ontario legislature unanimously approved two bills that together mark the most significant reform of the Pension Benefits Act (PBA) in more than 20 years. Both bills reflect broad input from Ontarians and recommendations of the Expert Commission on Pensions.

The Pension Benefits Amendment Act, 2010 received Royal Assent on May 18, 2010 and the Securing Pension Benefits Now and for the Future Act, 2010 received Royal Assent on December 8, 2010. Key reforms include:

•	modernizing funding rules;

•	clarifying surplus rules and providing a dispute resolution process to resolve surplus entitlement issues;

•	making it easier to restructure pension plans affected by corporate reorganizations, including those in the public sector, that resulted in split pensions, while protecting benefit security;

•	extending the benefits of plan members affected by layoffs;

•	eliminating the uncertainty and administrative burden of partial plan wind-ups;

•	strengthening regulatory oversight, improving plan administration and reducing compliance costs;

•	increasing transparency and access to information for plan members and pensioners; and

•	providing for a more sustainable Pension Benefits Guarantee Fund.

Regulatory amendments will be required to implement many of these new provisions. Regulations emerging from the reform process will be posted on Ontario’s Regulatory Registry for review by stakeholders.

Expert Commission Recommendations

The Expert Commission on Pensions made a number of wide-ranging recommendations. Most of these are already being addressed, but the Commission also made suggestions about regulatory institutions and target benefit plans that remain under consideration.

The Financial Services Commission of Ontario (FSCO) regulates Ontario-registered pension plans. Steps have been taken in recent years to improve FSCO’s regulatory capacity, including additional funding and legislative amendments that will enable the regulator, in specified circumstances, to take proactive action to protect pension plan beneficiaries.

The Expert Commission noted that an opportunity exists to further improve and modernize FSCO so it would be more responsive to the needs of its stakeholders and better able to monitor the plans it regulates. FSCO has made important changes such as improving stakeholder outreach and enhancing its risk-based, proactive approach to regulation. The government acknowledges these changes but continues to welcome feedback from stakeholders regarding regulatory institutions and how they could be improved to ensure efficient and effective operation.

For example, Ontario pension legislation permits partial “unlocking” of locked-in accounts for Ontarians facing financial hardship. To support FSCO’s efforts to improve and modernize its processes, the government will review the administration of financial-hardship unlocking. During this review, the government will extend the current application fee waiver to provide continued support to those facing financial hardship as the economy recovers.

The Expert Commission also endorsed the idea of a new type of pension plan: the jointly governed target benefit plan. This type of plan would clearly acknowledge that target pension promises involve risk, and attempt to mitigate that risk through joint governance.

Consistent with the Expert Commission’s recommendation, the government proposed in 2010 that target benefit multi-employer pension plans (MEPPs) that meet certain criteria — including an ability to reduce accrued benefits under the terms of the plan — would be exempted from solvency funding requirements. The PBA has recently been amended to provide for target benefits.

Changes to federal tax rules are needed to facilitate the introduction of single-employer target benefit plans. Ontario is currently discussing these changes with Finance Canada and other interested stakeholders.

Implementing Other Pension Reforms

The government also remains committed to:

•
providing a permanent solvency funding exemption for certain jointly sponsored pension plans (JSPPs) and implementing related measures, such as enhanced disclosure to plan members and retirees, and prescribing a uniform solvency funding threshold of 85 per cent to identify plans required to file annual valuations;

•	implementing the provisions for pension division on marriage breakdown set out in the Family Statute Law Amendment Act, 2009. Proposed regulations were posted for public consultation on March 3, 2011;

•	updating Ontario’s pension investment rules to reflect recent and future federal changes;

•	reviewing the funding requirements for target benefit MEPPs with members outside Ontario to address issues raised by stakeholders; and

•	signing the multilateral agreement on the regulation of multijurisdictional pension plans.

In addition, the government proposes to:

•	require plans to file Statements of Investment Policies and Procedures (SIPPs) with the regulator and disclose whether or not their SIPPs address environmental, social or governance factors;

•	permit terminating plan members to initiate a direct transfer of their lump-sum pension entitlement towards the purchase of a life annuity, if allowed under the terms of their plan;

•	explore options to handle the benefits of unlocated members of plans that are wound up, in whole or in part, so that full and partial wind-ups may be completed; and

•
update regulatory requirements to reflect recent changes to standards issued by professional bodies. For example, regulations would be changed to reflect new actuarial standards of practice and the recent adoption of International Financial Reporting Standards by Canada’s Accounting Standards Board.

Protecting Ontario Pensioners and Workers

Negative investment returns in 2008 and persistently low long-term interest rates are making it very challenging to fund many defined benefit pension plans. Although equity markets recovered somewhat in 2009 and 2010, significant losses remain.

The government responded in 2009 with a temporary solvency funding relief program designed to protect Ontario jobs. In 2010, Ontario announced its intention to provide a permanent solvency funding exemption for certain JSPPs and MEPPs that meet specified criteria. In addition, the government is moving forward to clarify and strengthen rules regarding contribution holidays and benefit improvements to improve plan funding.

Pension Benefits Guarantee Fund (PBGF)

The PBGF provides significant assistance to pension plan members when their plans are wound up and plan assets are insufficient to cover promised benefits. In light of the recent financial difficulties the PBGF has faced, in 2010 the government provided a $500 million grant to stabilize the PBGF in the near term.

The first actuarial projection study of PBGF premiums and benefits was completed in early 2010, confirming that changes were required to make it more sustainable.

Given the assistance that the PBGF provides to plan beneficiaries, the government, on August 24, 2010, announced a four-part strategy to mitigate risks and enhance the sustainability of the PBGF:

•	build reserves through the $500 million grant, provided in March 2010;

•	raise future PBGF revenues by increasing PBGF assessments in 2012;

•	reduce risk to the PBGF by extending the eligibility period for covering new plans and benefit improvements from three to five years; and

•	reduce PBGF exposure by strengthening pension funding rules.

The government is committed to fully implementing this strategy as it moves forward with pension reform.

Nortel Pension Plans

Pensioners affected by the bankruptcy of Nortel and the termination of the Nortel plans have asked the government to provide them with additional choice for receiving their benefits. Acknowledging their request, the government is moving forward with a solution that respects pensioner choice, coupled with appropriate information and disclosure.

Amendments to the PBA are proposed that would allow Nortel pensioners to opt out of the current wind-up process and transfer the lump-sum value of their pensions to a life income fund (LIF), consistent with what is currently available to plan members who are not yet in receipt of a pension.

Those who choose to transfer their pensions to a LIF will be able to select their own investment strategy, subject to the limits on eligible investments under the federal Income Tax Act.

AbitibiBowater Pension Plans

Helping AbitibiBowater restructure and return to financial viability protects pensioners, jobs and communities in Ontario and across Canada. The Ontario government therefore has agreed to join the Quebec government in providing restructuring support to the company. The pension funding relief being provided to the AbitibiBowater plans in Ontario is consistent with the funding relief measures agreed to by Quebec.

This pension restructuring was critical to the company’s broader restructuring and allowed AbitibiBowater to emerge from bankruptcy protection in December 2010 as a stronger company. The proposed funding relief would provide AbitibiBowater with a 10-year transition period to return to the full funding requirements that apply under the PBA.

Strengthening Canada’s Retirement Income System

Canadians are concerned about their ability to secure a steady and predictable income in their retirement years.

While the existing system is sound, recent research indicates that many future retirees could have inadequate retirement incomes due to such factors as growing longevity, lower personal savings rates and decreasing employment pension plan coverage. The trend towards lower earnings replacement for future retirees has been documented by various researchers, including Jonathan R. Kesselman, Professor and Canada Research Chair in Public Finance at Simon Fraser University; Bob Baldwin, pension policy expert; and Jack Mintz, Palmer Chair in Public Policy at the University of Calgary.

In October 2010, Ontario released the discussion paper “Securing Our Retirement Future: Consulting with Ontarians on Canada’s Retirement Income System,” which outlined the strengths and weaknesses in the current system, and measures that might be taken to improve it. In the paper, Ontario proposed a two-track approach to strengthening the system: a modest, phased-in and fully funded enhancement to the Canada Pension Plan (CPP) and pension innovation.

Canada Pension Plan Enhancement

Ontario has made significant progress in strengthening the retirement income system, but more remains to be done. The CPP provides a secure, fully indexed, defined benefit pension to virtually all working Canadians and it is fully portable across Canada. Because of these unique attributes, Ontario remains committed to a modest, phased-in and fully funded expansion of the CPP.

Federal, provincial and territorial Ministers of Finance met in December 2010 to continue their ongoing discussion of these important issues. A decision regarding the modest enhancement to the CPP was deferred until the summer of 2011, when ministers will review specific options.

Pension Innovation

Together with a modest expansion of the CPP, the government supports the creation of innovative pension options as an effective approach to help Ontarians save adequately for their retirement. It believes that both these complementary measures must be implemented to ensure that retirement savings are adequate for all Canadians.

The federal government released a framework for an innovative pension option, the Pooled Registered Pension Plan (PRPP), in December 2010. A PRPP has the potential to expand retirement plan coverage, particularly to small business employees and the self-employed. To be successful, it is critical that this plan provide a low-cost option that is simple for smaller employers and the self-employed to access. It is also critical that plan members’ interests be appropriately protected.

Ontario will continue to work closely with other provinces and territories and the federal government to design implementation details based on this framework. Joint federal, provincial and territorial stakeholder consultations are currently underway and will inform upcoming policy development and discussions.

In addition, Ontario is exploring the feasibility, design and implementation of jointly governed, single-employer target benefit plans with interested stakeholders, including Finance Canada.

Conclusion

The government remains committed to ongoing reforms that will modernize Ontario’s employment pension standards. It is also committed to working with its partners in other jurisdictions on national initiatives that will expand coverage, promote innovation and enhance retirement savings opportunities for all Ontarians.

CHAPTER IV

Borrowing and Debt Management
Highlights

☑	The total funding requirement for 2010–11 has declined by $7.0 billion from the 2010 Budget.

☑
The forecast for long-term public borrowing for 2011–12 is $35.0 billion, which is down by $4.9 billion from the $39.9 billion raised in 2010–11, and down by $3.8 billion from the forecast for 2011–12 in the 2010 Budget.

☑	Interest on debt expense in 2010–11 is $434 million lower than forecast in the 2010 Budget.

☑	Total debt is projected to be $236.3 billion as at March 31, 2011.

☑	Net debt is projected to be $217.3 billion as at March 31, 2011.

☑	For 2011–12, the impact of a one per cent increase in interest rates above forecast would increase interest on debt by approximately $500 million.

Long-Term Public Borrowing

Ontario successfully completed its annual borrowing program in 2010–11, despite continuing challenges in global financial markets. The Province’s total funding requirement for 2010–11 has declined by $7.0 billion since the 2010 Budget.

The Province took advantage of favourable market conditions and robust demand for Ontario bonds to pre-borrow for 2011–12. Ontario completed $39.9 billion in long-term public borrowing for 2010–11, an increase of $0.2 billion from the projection in the 2010 Budget in spite of the $7.0 billion lower funding requirement. This pre-borrowing, combined with a lower deficit forecast for 2010–11, will allow the Province to increase its cash reserves by $5.6 billion and reduce the Province’s short-term borrowing by $1.6 billion compared to the 2010 Budget forecast.

Ontario was able to borrow almost 59 per cent in the domestic market in 2010–11, up from 49 per cent in 2009–10. In total, Ontario borrowed approximately $23.5 billion in the domestic market in 2010–11, $2.1 billion more than in 2009–10. This increase in domestic borrowing reflects strong global investor demand for Canadian-dollar assets, the liquidity of Ontario benchmark bonds and continuing confidence in the Province of Ontario credit.

Over the past year, as domestic investors have shown a strong preference for longer-term maturities, Ontario has been able to extend the term to maturity of its debt and take advantage of the lower interest rate environment. The weighted-average term to maturity of long-term Provincial debt issued in 2010–11 was 12.8 years, longer than the weighted-average term to maturity of 8.1 years for 2009–10. This term to maturity extension allowed the Province to lock in low interest rates for a longer period, which reduces refinancing risks and helps offset the impact of expected higher interest rates on the Province’s interest on debt (IOD) costs.

Long-term public borrowing for 2011–12 is forecast at $35.0 billion, $4.9 billion lower than in 2010–11. With a smaller borrowing program and expected ongoing strong demand in the domestic market, the Province will be relying less on foreign markets to achieve its financing requirement.

About $23.5 billion, or 59 per cent, of long-term public borrowing was completed in the domestic market through a number of instruments, including:

•	syndicated issues

•	floating rate notes

•	Ontario Savings Bonds

•	medium-term notes.

In 2010–11, 41 per cent ($16.4 billion) was borrowed in international capital markets in a total of eight foreign currencies. Bonds issued in foreign currencies were:

•	global bonds in U.S. dollars

•	Euro Medium-Term Notes (EMTNs) in euros, Japanese yen, Norwegian kroner, U.K. pounds sterling, Swiss francs, Australian dollars and Hong Kong dollars.

TABLE 1. 2010–11 Borrowing Program: Province and Ontario Electricity Financial Corporation ($ Billions)
	2010 Budget	Interim	In-Year Change
Deficit	19.7	16.7	(3.0)
Investment in Capital Assets	9.8	9.5	(0.2)
Non-Cash Adjustments	(1.7)	(5.6)	(3.9)
Net Loans/Investments	1.9	1.9	0.0
Debt Maturities	15.6	15.6	0.0
Debt Redemptions	0.4	0.6	0.2
Total Funding Requirement	45.6	38.6	(7.0)
Canada Pension Plan Borrowing	(0.8)	(0.8)	0.0
Decrease/(Increase) in Short-Term Borrowing	(1.6)	0.0	1.6
Increase/(Decrease) in Cash and Cash Equivalents	(3.5)	2.1	5.6
Total Long-Term Public Borrowing	39.7	39.9	0.2
Note: Numbers may not add due to rounding.

The total funding requirement for 2010–11 has declined by $7.0 billion from the 2010 Budget.

Interest on debt expense, at $9,527 million, is $434 million lower than forecast in the 2010 Budget.

The $5.6 billion increase in cash and cash equivalents compared to the 2010 Budget is the result of pre-borrowing for 2011–12, as the Province took advantage of favourable market conditions in late 2010–11.

TABLE 2. Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation ($ Billions)
	2011–12	2012–13	2013–14
Deficit	16.3	15.2	13.3
Investment in Capital Assets	10.9	11.5	10.5
Non-Cash Adjustments	(3.6)	(3.4)	(3.9)
Net Loans/Investments	2.7	1.2	1.1
Debt Maturities	13.9	17.4	23.7
Debt Redemptions	0.5	0.5	0.5
Total Funding Requirement	40.7	42.3	45.3
Canada Pension Plan Borrowing	(1.1)	(0.8)	0.0
Decrease/(Increase) in Short-Term Borrowing	0.0	(3.0)	(3.0)
Increase/(Decrease) in Cash and Cash Equivalents	(4.6)	0.0	0.0
Total Long-Term Public Borrowing	35.0	38.6	42.2
Note: Numbers may not add due to rounding.

The 2011–12 total funding requirement is primarily the result of the deficit, investment in capital assets and refinancing of debt maturities. To meet the funding requirement, Ontario will continue to be flexible, monitoring domestic and international markets, issuing bonds in different terms and currencies and responding to investor preferences.

The forecast for long-term public borrowing for 2011–12 is $35.0 billion, which is down by $4.9 billion from the $39.9 billion raised in 2010–11, and down by $3.8 billion from the forecast for 2011–12 borrowing in the 2010 Budget.

Diversification of borrowing sources will continue to be a primary objective in 2011–12. Depending on market conditions, the Province plans to borrow at least 60 per cent, or $21.0 billion in the domestic market. With a smaller borrowing program, the Province will be relying less on foreign markets to achieve its financing requirement. It is planning to borrow up to $14.0 billion in foreign markets, $2.4 billion less than in 2010–11.

The Province’s total long-term public borrowing has declined by a cumulative $5.4 billion over the next two fiscal years from the forecasts included in the 2010 Budget. This decline is primarily due to a decision to pre-borrow in 2010–11 and a lower deficit forecast over the next two fiscal years. The government will seek approval from the legislature for borrowing authority to meet the Province’s requirement.

Debt

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $236.3 billion as at March 31, 2011, compared to $212.1 billion as at March 31, 2010.

Ontario’s net debt is the difference between total liabilities and total financial assets. Ontario’s net debt is projected to be $217.3 billion as at March 31, 2011 (March 31, 2010, $193.6 billion). This figure includes the broader public sector’s (BPS) net debt of $13.5 billion (March 31, 2010, $14.2 billion).

Interim 2010–11 results for the Ontario Electricity Financial Corporation (OEFC) show a projected excess of revenue over expense of $1.2 billion, reducing the Corporation’s unfunded liability (or “stranded debt of the electricity sector”) from $14.8 billion as at March 31, 2010 to $13.6 billion as at March 31, 2011. Projected 2011–12 OEFC results are an excess of revenue over expense of about $1.4 billion, which would reduce the unfunded liability to $12.2 billion as at March 31, 2012.

Total Debt Composition

Total debt consists of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Public debt, projected to March 31, 2011, totals $220.3 billion, primarily consisting of bonds issued in the domestic and international public markets in 11 currencies. Ontario also has $16.0 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued mainly to public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Debt-to-GDP Ratios

The Province’s net debt-to-GDP ratio is expected to peak at 40.6 per cent in 2014–15, lower than the 41.8 per cent projected in the 2010 Budget.

In 2010–11, Canada and Ontario’s net debt-to-GDP ratios were well below those of G7 countries.

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt is estimated to be 4.52 per cent as at March 31, 2011 (March 31, 2010, 4.58 per cent). For comparison, as at March 31, 1991, the effective interest rate on total debt was 10.92 per cent.

For 2011–12, the impact of a one percentage point increase in interest rates above forecast would increase interest on debt by approximately $500 million for the Province.

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at February 28, 2011, the net interest rate resetting exposure was 6.9 per cent and foreign exchange exposure was 1.0 per cent. All exposures remained well below policy limits in 2010–11.

Consolidated Financial Tables

TABLE 3.Net Debt and Accumulated Deficit: Interim 2011 ($ Millions)
	2006–07	2007–08	2008–09	2009–10	Interim 2010–11	Plan 2011–12
Debt1
Publicly Held Debt
Bonds2	128,666	134,362	145,398	175,767	201,163	223,998
Treasury Bills	4,249	5,092	9,044	13,914	13,895	13,324
U.S. Commercial Paper2	254	644	2,006	3,087	3,088	3,659
Infrastructure Ontario (IO)3	1,262	1,632	1,695	1,920	1,949	1,949
Other	–	–	68	296	310	308
	134,431	141,730	158,211	194,984	220,405	243,238
Non-Public Debt
Canada Pension PlanInvestment Board	10,233	10,233	10,233	10,233	10,233	10,233
Ontario Teachers’ Pension Fund	6,411	4,466	3,001	1,765	1,205	625
Public Service Pension Fund	2,502	2,260	1,991	1,713	1,403	1,048
Ontario Public ServiceEmployees’ UnionPension Fund(OPSEU)	1,188	1,074	946	814	666	497
Canada Mortgage and Housing Corporation	914	863	811	755	696	635
Other4	1,314	1,430	1,632	1,726	1,804	1,688
	22,562	20,326	18,614	17,006	16,007	14,726
	156,993	162,056	176,825	211,990	236,412	257,964
Unamortized Foreign Exchange Gains/(Losses)	318	161	90	132	(69)	(57)
Total Debt	157,311	162,217	176,915	212,122	236,343	257,907

TABLE 3. Net Debt and Accumulated Deficit: Interim 2011 (cont’d) ($ Millions)
	2006–07	2007–08	2008–09	2009–10	Interim 2010–11	Plan 2011–12
Total Debt	157,311	162,217	176,915	212,122	236,343	257,907
Cash and Temporary Investments5	(6,622)	(8,144)	(11,878)	(17,102)	(19,245)	(14,621)
Total Debt Net of Cash and Temporary Investments	150,689	154,073	165,037	195,020	217,098	243,286
Other Net (Assets)/Liabilities5	(8,050)	(9,697)	(8,948)	(15,598)	(13,274)	(15,986)
Broader Public Sector (BPS) Net Debt	11,103	12,240	13,496	14,167	13,523	14,172
Net Debt	153,742	156,616	169,585	193,589	217,347	241,472
Non-Financial Assets6	(46,966)	(50,999)	(56,347)	(62,632)	(69,704)	(77,513)
Accumulated Deficit	106,776	105,617	113,238	130,957	147,643	163,959
1Includes debt issued by the Province and Government Organizations, including the OEFC.
2All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
3Infrastructure Ontario’s (IO) interim 2010–11 debt is composed of Infrastructure Renewal Bonds ($1,250 million) and short-term commercial paper ($699 million). IO’s debt is not guaranteed by the Province.
4Other non-public debt includes Ontario Immigrant Investor Corporation and indirect debt of school boards.
5Other Net (Assets)/Liabilities include accounts receivable, loans receivable, investments in government business enterprises, other assets, accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.
6Non-financial assets include the tangible capital assets of the Province and BPS.
Source: Ontario Ministry of Finance.

TABLE 4. Medium-Term Outlook: Net Debt and Accumulated Deficit ($ Billions)
	2012–13	2013–14
Total Debt	282.3	303.0
Cash and Temporary Investments	(14.6)	(14.6)
Total Debt Net of Cash and Temporary Investments	267.7	288.4
Other Net (Assets)/Liabilities	(17.1)	(18.5)
Broader Public Sector (BPS) Net Debt	14.2	15.0
Net Debt	264.8	284.8
Non-Financial Assets	(85.7)	(92.4)
Accumulated Deficit	179.1	192.4
Note: Numbers may not add due to rounding.

TABLE 5. Debt Maturity Schedule: Interim 2011 ($ Millions)
Currency
	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1	Interim 2010–11 Total	2009–10 Total
Fiscal Year Payable
Year 1	22,870	8,223	–	–	47	31,140	33,923
Year 2	7,405	9,517	–	–	550	17,472	13,476
Year 3	15,391	5,004	171	2,330	1,586	24,482	17,325
Year 4	11,741	9,060	61	–	720	21,582	19,333
Year 5	8,399	4,985	1,170	–	1,708	16,262	21,632
1–5 years	65,806	36,789	1,402	2,330	4,611	110,938	105,689
6–10 years	29,363	7,640	547	6,655	2,259	46,464	36,764
11–15 years	13,556	–	–	–	–	13,556	12,070
16–20 years	12,735	–	–	–	–	12,735	15,602
21–25 years	17,572	–	–	–	–	17,572	9,626
26–45 years2	35,147	–	–	–	–	35,147	32,239
Unamortized Foreign Exchange Gains/(Losses)	–	57	(105)	44	(65)	(69)	132
Total3	174,179	44,486	1,844	9,029	6,805	236,343	212,122
Debt Issued for Provincial Purposes	150,812	42,005	1,844	8,850	5,630	209,141	184,684
OEFC Debt	23,367	2,481	–	179	1,175	27,202	27,438
Total	174,179	44,486	1,844	9,029	6,805	236,343	212,122
1Other currencies include Australian dollar, New Zealand dollar, Norwegian krona, U.K. pound sterling, Swiss franc, Hong Kong dollar and South African rand.
2The longest term to maturity is to June 2, 2054.
3Total foreign currency denominated debt (before unamortized foreign exchange losses) as at March 31, 2011, is projected to be $62.2 billion (2010, $48.9 billion). Of that, $59.9 billion or 96.3 per cent (2010, $48.7 billion or 99.5 per cent) was fully hedged to Canadian dollars.

TABLE 6. Derivative Portfolio Notional Value: Interim 2011 ($ Millions)
Maturity in Fiscal Year	2011–12	2012–13	2013–14	2014–15	2015–16	6–10 Years	Over 10 Years	Interim 2010–11 Total	2009–10 Total
Swaps:
Interest rate	10,911	12,036	10,520	23,883	12,899	23,223	8,174	101,646	91,337
Cross currency	5,810	10,605	10,869	9,722	7,494	16,810	–	61,310	51,328
Forward foreign exchange contracts	9,775	–	–	–	–	–	–	9,775	9,379
Swaptions	43	–	–	–	–	–	950	993	993
Total	26,539	22,641	21,389	33,605	20,393	40,033	9,124	173,724	153,037

The table above presents the maturity schedule of the Province’s derivatives by type, interim as at March 31, 2011, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps. Swaps allow the Province to offset existing obligations, converting them into obligations with more desirable characteristics.